As filed with the Securities and Exchange Commission on December 30, 2010
Registration No. 333-171431

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
FORM S-1/A
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

Clean Diesel Technologies, Inc.
(Exact name of registrant as specified in its charter)

Delaware	2810	06-1393453
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)
4567 Telephone Road, Suite 206
Ventura, California 93003
(805) 639-9458
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Copies to:
Nikhil A. Mehta	Robert M. Smith
Chief Financial Officer and Treasurer	Reed Smith LLP
4567 Telephone Road, Suite 206	101 Second Street, Suite 1800
Ventura, California 93003	San Francisco, California 94105
(805) 639-9458	(415) 659-5955

(Name, address, including zip code, and telephone number, including area code, of agent for service)
     Approximate date of commencement of proposed sale to the public: From time to time on or after the effective date of this Registration Statement, as determined by the selling stockholders.
     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. ☑
     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
     Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☑
(Do not check if a smaller reporting company)
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and the selling stockholders are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.
Subject to completion, dated December 30, 2010
PRELIMINARY PROSPECTUS

CLEAN DIESEL TECHNOLOGIES, INC.
709,602 Shares of Common Stock
     This prospectus covers the sale or other disposition of up to 709,602 shares of common stock, $0.01 par value per share, of Clean Diesel Technologies, Inc., a Delaware corporation, that the selling stockholders may offer from time to time. The selling stockholders are those holders named in the table under the section entitled “Selling Stockholders” beginning on page 13 of this prospectus.
     We will not receive any of the proceeds from the sale of the shares of our common stock by the selling stockholders. We will bear the cost of the registration of these shares.
     Subject to the restrictions described in this prospectus, the selling stockholders (directly, or through agents or dealers designated from time to time) may sell the shares of our common stock being offered by this prospectus from time to time, on terms to be determined at the time of sale. The prices at which these selling stockholders may sell the shares will be determined by the prevailing market price for the shares or in negotiated transactions.
     Please see the section titled “Plan of Distribution” on page 15 for more information regarding the offering of the securities.
     Our common stock is listed on the NASDAQ Capital Market, or NASDAQ, under the trading symbol “CDTI.” On December 29, 2010, the last reported sales price for our common stock as quoted on the NASDAQ was $9.98 per share.
     Investing in our common stock involves a high degree of risk. You should carefully read and evaluate the cautionary statements concerning risk factors included in our periodic reports and other information that we file with the Securities and Exchange Commission, or the SEC. See “Risk Factors” beginning on page 3.
     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
     THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES, NOR IS IT A SOLICITATION OF AN OFFER TO BUY SECURITIES, IN ANY STATE OR COUNTRY WHERE THE OFFER OR SALE IS NOT PERMITTED.
The date of this prospectus is           , 2010.

ABOUT THIS PROSPECTUS
          This prospectus is part of a registration statement on Form S-1 that we filed with the Securities and Exchange Commission, or SEC, on behalf of the selling stockholders, who are named in the table under the section entitled “Selling Stockholders” beginning on page 13 of this prospectus. You should read both this prospectus and any prospectus supplement together with the additional information described in the section entitled “Where You Can Find More Information.”
          To the extent permitted by applicable law, rules or regulations, we may add, update or change the information contained in this prospectus by means of a prospectus supplement or post-effective amendments to the registration statement of which this prospectus forms a part through filings we make with the SEC or by another method as may then be permitted under applicable law, rules or regulations.
          You should rely only on the information contained in or incorporated by reference into this prospectus or any applicable prospectus supplement. We have not authorized, and the selling stockholders may not authorize, anyone to provide you with different information. We are not, and the selling stockholders are not, making an offer to sell or seeking an offer to buy shares of our common stock under this prospectus or any applicable prospectus supplement in any jurisdiction where the offer or sale is not permitted. The information contained in this prospectus, any applicable prospectus supplement and the documents incorporated by reference herein are accurate only as of their respective dates, regardless of the time of delivery of this prospectus or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since that date.
          PRIOR TO MAKING A DECISION ABOUT INVESTING IN OUR COMMON STOCK, YOU SHOULD CAREFULLY CONSIDER THE SPECIFIC RISKS CONTAINED IN THE SECTION ENTITLED “RISK FACTORS” IN THIS PROSPECTUS, AND ANY APPLICABLE PROSPECTUS SUPPLEMENT, TOGETHER WITH ALL OF THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS AND ANY PROSPECTUS SUPPLEMENT OR APPEARING IN THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS FORMS A PART.
          In this prospectus, unless otherwise specified or the context requires otherwise, the terms “Clean Diesel,” “we,” “our” and “us” refer to Clean Diesel Technologies, Inc. and its subsidiaries, including Catalytic Solutions, Inc. (“CSI”), unless the context otherwise requires.
          References to “selling stockholders” refers to those holders of our common stock listed herein under “Selling Stockholders,” who may sell shares from time to time as described in this prospectus. All trade names used in this prospectus are either our registered trademarks or trademarks of their respective holders.

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SUMMARY
          This summary highlights information contained elsewhere in this prospectus or incorporated by reference. This summary does not contain all of the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, including the risks of investing in our common stock discussed under “Risk Factors” beginning on page 3 and the other information and documents incorporated into this prospectus by reference, including our financial statements and related notes.
Overview
          Clean Diesel is a Delaware corporation formed in 1994 as a wholly-owned subsidiary of Fuel Tech, Inc., a Delaware corporation (formerly known as Fuel-Tech N.V., a Netherlands Antilles limited liability company). Clean Diesel was spun-off by Fuel Tech, Inc. in a rights offering in December 1995. Since inception, Clean Diesel has developed a substantial portfolio of patents and related proprietary rights and extensive technological know-how.
          On October 15, 2010, our wholly-owned subsidiary, CDTI Merger Sub, Inc., merged with and into CSI. We refer to this transaction as the “Merger.” On October 15, 2010, prior to the Merger, we also effected a one-for-six reverse stock split. When we refer to our shares of common stock on a “post-split” basis, it means after giving effect to the one-for-six reverse stock split. The Merger was accounted for as a reverse acquisition and, as a result, our company’s (the legal acquirer) consolidated financial statements will, in substance, be those of CSI (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of our company being included effective from the date of the closing of the Merger. Because the first period for which we will publish financial statements and report our results of operations as a consolidated company will be for the year ended December 31, 2010, we have included in this prospectus a description of CSI’s business and CSI’s management’s discussion and analysis of its financial condition and results of operations for the three and nine months ended September 30, 2010, as well as the years ended December 31, 2009 and 2008, and have incorporated by reference the financial statements and related notes for such periods. See “Information About CSI” and “CSI Management’s Discussion and Analysis of Financial Condition and Results of Operations.” We have also included pro forma financial information reflecting the Merger in this prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements.”
          CSI is a California corporation formed in 1996, has over 30 years of experience in the heavy duty diesel systems market through its Heavy Duty Diesel Systems division and has proven technical and manufacturing competence in the light duty vehicle catalyst market which meets auto makers’ most stringent requirements. CSI’s Catalyst division has supplied over 9 million catalyst parts to light duty vehicle customers since 1996. CSI’s business is organized into two divisions: its Heavy Duty Diesel Systems division and its Catalyst division.
          Following the Merger, we are now a vertically integrated global manufacturer and distributor of emissions control systems and products, focused in the heavy duty diesel and light duty vehicle markets. As a cleantech company, we utilize our proprietary patented Mixed Phase Catalyst (MPC®) technology, as well as our ARIS® selective catalytic reduction; Platinum Plus® Fuel-Borne Catalyst (FBC), and other technologies to provide high-value sustainable solutions to reduce emissions, increase energy efficiency and lower the carbon intensity of on- and off-road engine applications. We, along with our wholly-owned subsidiary, CSI, are now headquartered in Ventura, California and currently have operations in the United States, Canada, the United Kingdom, France, Japan and Sweden as well as an Asian joint venture.
Company Information
          Our principal executive offices are located at 4567 Telephone Road, Suite 206, Ventura, California, 93003 and our telephone number at that location is (805) 639-9458. We maintain an Internet website at www.cdti.com, and information regarding CSI’s operations may be found at www.catsolns.com. Information contained in or accessible through either of these websites does not constitute part of this prospectus.

The Offering

Common stock covered hereby	This prospectus relates to the resale by certain selling stockholders of up to 709,602 shares of our common stock. The number of shares being registered represents 18.0% of our shares issued and outstanding and 33.3% of our shares issued and outstanding held by persons other than the selling stockholders, affiliates of our company or affiliates of the selling stockholders, in each case based on 3,947,831 shares of common stock issued and outstanding as of December 22, 2010.

Common stock outstanding	3,947,831 shares of common stock issued and outstanding as of December 22, 2010.

Use of proceeds	We will not receive any proceeds from the sale of securities by the selling stockholders listed herein.

Plan of distribution	See “Plan of Distribution” beginning on page 15.

Risk factors	See “Risk Factors” beginning on page 3 and other information included in this prospectus for a discussion of factors you should consider before investing in shares of our common stock.

NASDAQ ticker symbol	Our common stock is traded on the NASDAQ Capital Market under the symbol “CDTI.”

RISK FACTORS
          Investing in our common stock involves risks. Before making an investment in our company, you should carefully consider the risk factors set forth below. You should also consider any other information included in this prospectus and any prospectus supplement and any other information that we have incorporated by reference. Any of these risks, as well as other risks and uncertainties, could harm our financial condition, results of operations or cash flows. We cannot assure you of a profit or protect you against a loss on the shares of our common stock that you purchase in our company.
Risks Relating to Our Business
We may not realize all of the anticipated benefits of the Merger.
          To be successful after the Merger, we need to combine and integrate the businesses and operations of CSI into our business and operations. The combination of two independent companies is a complex, costly and time-consuming process. As a result, we must devote significant management attention and resources to integrating the diverse business practices and operations of CSI with ours. The integration process may divert the attention of our executive officers and management from day-to-day operations and disrupt the business of either or both of the companies and, if implemented ineffectively, preclude realization of the expected full benefits of the Merger. We have not completed a merger or acquisition comparable in size or scope to the transaction. Our failure to meet the challenges involved in successfully integrating the operations of CSI with ours or otherwise to realize any of the anticipated benefits of the Merger could cause an interruption of, or a loss of momentum in, our activities and could adversely affect our results of operations. In addition, the overall integration of the two companies may result in unanticipated problems, expenses, liabilities, competitive responses and loss of customer relationships, and may cause our stock price to decline. The difficulties of combining the operations of the companies include, among others:
•	maintaining employee morale and retaining key employees;

•	preserving important strategic and customer relationships;

•	the diversion of management’s attention from ongoing business concerns;

•	coordinating geographically separate organizations;

•	unanticipated issues in integrating information, communications and other systems;

•	coordinating marketing functions;

•	consolidating corporate and administrative infrastructures and eliminating duplicative operations; and

•	integrating the cultures of Clean Diesel and CSI.
          In addition, even if we are successful in integrating the businesses and operations of CSI with ours, we may not fully realize the expected benefits of the Merger, including sales or growth opportunities that were anticipated, within the intended time frame, or at all. Further, because our respective businesses differ, our results of operations and market price of our common stock may be affected by factors different from those existing prior to the Merger and may suffer as a result of the Merger. As a result, we cannot assure you that the combination of the businesses and operations of CSI with ours will result in the realization of the full benefits anticipated from the Merger.
The forbearance agreement in place with respect to CSI’s principal credit agreement expires on January 13, 2011, and may not be renewed through the time we are able to establish a new line of credit.
          CSI’s principal credit agreement has been in default since March 31, 2009. A forbearance agreement is in place that expires on January 13, 2011 (that date that is 90 days after the effective date of the Merger). Although no demand for repayment has been made, we cannot guarantee that the lender will continue to extend its forbearance, or not make a determination that, in its opinion, CSI has a material adverse change such that it is default under the current forbearance agreement. If the forbearance agreement is not renewed and/or we are unable to establish a new line of credit, or if CSI’s lender, Fifth Third Bank, were to determine that CSI was in default under the forbearance, Fifth Third may demand repayment. If we do not make repayment on any such demand, Fifth Third could move to exercise remedies that would materially adversely affect us and our business. These remedies would include setting off against the outstanding bank debt proceeds of CSI’s accounts receivable, the bank directing accounts receivable to be paid to it, the inability to make further borrowings under the credit agreement, and the seizure or sale of CSI’s equipment, inventory and general intangibles.
We will need to have an adequate credit facility in place in order to conduct our operations for any reasonable length of time, and no such facility is yet in place or committed, nor do we have any assurances of additional funding.
          We do not yet have a commitment from a financial institution offering an adequate credit facility, which we need to have in place in order to conduct our operations for any reasonable length of time. We cannot offer any assurances that any such facility can be put in place on commercially reasonable terms. We may also be required to seek additional funding in the form of a private or public offering of equity securities. We believe that debt financing would be difficult to obtain because of our limited assets and cash flows as well as current general economic conditions. Any offering of shares of our common stock may result in dilution to our existing stockholders. Our ability to consummate a financing will depend not only our ability to achieve operating efficiencies and other synergies post-Merger, as well as our success in integrating CSI’s operations with ours post-Merger, but also on conditions then prevailing in the relevant capital markets. There can be no assurance that such funding will be available if needed, or on acceptable terms. In the event that we need additional funds and are unable to raise such funds, we may be required to delay, reduce or severely curtail our operations or otherwise impede our on-going business efforts, which could have a material adverse effect on our business, operating results, financial condition and long-term prospects.
Neither Clean Diesel nor CSI have experienced positive cash flow from their operations, and our ability to achieve positive cash flow from operations, or finance negative cash flow from operations, will depend on reductions in our operating costs, which may not be achievable.
          Both Clean Diesel and CSI have historically operated with negative cash flow from their operations. Although we have identified areas where economies can be effected, whether or not we will be successful in realizing these cost-savings, as well as when we are able to effect these economies and the overall restructuring costs we will incur cannot be known at this time. All of these will be important factors in determining whether we will have sufficient cash resources available to maintain our operations for any appreciable length of time.
The Merger will likely adversely affect our ability to take advantage of the significant U.S. Federal tax loss carryforwards accumulated.
          Clean Diesel had approximately $53.7 million and $39.9 million of federal and state income tax net loss carry forwards, respectively, at December 31, 2009 that could be used to reduce its U.S. Federal and state tax liability in future years. CSI had approximately $89.8 million and $70.5 million of federal and state income tax net operating loss carry forwards, respectively, at December 31, 2009 that could be used to reduce its federal and state tax liabilities in future years. The Merger is likely to significantly limit the ability of these tax loss carryforwards to be utilized in the future.
Clean Diesel and CSI both have incurred and will incur significant expenses as a result of the Merger, which will reduce the amount of capital available to fund the business after the Merger.
          Clean Diesel and CSI have incurred, and will continue to incur, significant expenses related to the Merger. These expenses include investment banking fees, legal fees, accounting fees, and printing and other costs. There may also be unanticipated costs related to the Merger. As a result, we will have less capital available to fund its activities after the Merger.

We will continue to incur significant costs as a result of operating as a public company, and our management may be required to devote substantial time to compliance initiatives.
          As a public company, we currently incur significant legal, accounting and other expenses. In addition, the Sarbanes-Oxley Act, as well as rules subsequently implemented by the SEC and the NASDAQ Stock Market, have imposed various requirements on public companies, including requiring establishment and maintenance of effective disclosure and financial controls and changes in corporate governance practices. Our management and other personnel devote a substantial amount of time and financial resources to these compliance initiatives.
          While CSI has been subject to the disclosure and other requirements of the AIM of the London Stock Exchange, including the preparation of periodic financial statements prepared in accordance with U.S. GAAP, it has not been subject to other requirements that apply to us, such as the requirements of the Sarbanes-Oxley Act. Because we need to bring CSI into compliance with the Sarbanes-Oxley Act, this will require significant expenditures and may also place additional demands on our management and may divert management’s time and attention away from the day-to-day operations of the business. These additional obligations may also require us to hire additional personnel. We are currently evaluating CSI’s internal control systems in order to enable us to report on our internal control over financial reporting. We cannot be certain as to the timing of completion of the evaluation, testing and remediation actions, if any, that will be necessary or the impact of the same on our operations. If we fail to staff our accounting and finance function adequately, or maintain internal control systems adequate to meet the demands that are placed upon us as a public company, including the requirements of the Sarbanes-Oxley Act, we may be unable to report our financial results accurately or in a timely manner and our business and stock price may suffer. The costs of being a public company, as well as diversion of management’s time and attention, may have a material adverse effect on our future business, financial condition and results of operations.
Each of Clean Diesel and CSI incurred losses in the past and, following the Merger, expects to incur losses in the near future.
          Each of Clean Diesel and CSI has suffered losses from operations since inception. As of September 30, 2010, Clean Diesel had an accumulated deficit of $69.6 million, which amount includes approximately $4.8 million of non-cash preferred stock dividends, and CSI had an accumulated deficit of approximately $152.0 million. Although we expect to realize certain operating synergies from the Merger, we nevertheless expect to continue to incur operating losses at least through 2010. There can be no assurance that we will achieve or sustain significant revenues, positive cash flows from operations or profitability in the future.
CSI’s auditor’s report for the fiscal year 2009 included a “going concern” explanatory paragraph.
     The Merger was accounted for as a reverse acquisition and, as a result, our company’s (the legal acquirer) consolidated financial statements will, in substance, be those of CSI (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of our company being included effective from the date of the closing of the Merger. CSI has suffered recurring losses and negative cash flows from operations since inception, and CSI’s working capital is severely limited. As of December 31, 2009, CSI had an accumulated deficit of approximately $149.3 million and a working capital deficit of $4.4 million ($152.0 million and $6.2 million, respectively, as of September 30, 2010). As a result, CSI’s auditor’s report for fiscal year 2009 included an explanatory paragraph that expresses substantial doubt about CSI’s ability to continue as a “going concern.” Although the Merger provided some capital to the combined company, we nevertheless require additional capital in order to conduct our operations for any reasonable length of time. If we are not able to replace CSI’s credit facility or otherwise recapitalize the combined company, it would have a material adverse effect on our business, operating results, financial condition and long term prospects.

Historically, each of Clean Diesel and CSI were dependent on a few major customers for a significant portion of each company’s revenue and the revenue of the combined company could decline if we are unable to maintain or develop relationships with current or potential customers.
          Historically, each of Clean Diesel and CSI derived a significant portion of its respective revenue from a limited number of customers. For the year ended December 31, 2009, two customers accounted for approximately 46% of CSI’s revenue (38% for the nine months ended September 30, 2010), and two customers accounted for approximately 26% of Clean Diesel’s revenue (one customer accounted for 39% for the nine months ended September 30, 2010). For the year ended December 31, 2008, two customers accounted for approximately 37% of CSI’s revenue, and one customer accounted for approximately 15% of Clean Diesel’s revenue. We intend to establish long-term relationships with existing customers and continue to expand our customer base. While we diligently seek to become less dependent on any single customer, and we anticipate that we will see reduced dependency on a smaller number of customers as a combined company, it is likely that certain business relationships may result in one or more customers contributing to a significant portion of our revenue in any given year for the foreseeable future. The loss of one or more of our significant customers may result in a material adverse effect on our revenue, ability to become profitable or our ability to continue our business operations.
We face constant changes in governmental standards by which our products are evaluated.
          We believe that, due to the constant focus on the environment and clean air standards throughout the world, a requirement in the future to adhere to new and more stringent regulations both domestically and abroad is possible as governmental agencies seek to improve standards required for certification of products intended to promote clean air. In the event our products fail to meet these ever-changing standards, some or all of our products may become obsolete.
Foreign currency fluctuations could impact financial performance.
          Because of our activities in the U.K., Europe Canada, South Africa and Asia, we are exposed to fluctuations in foreign currency rates. We may manage the risk to such exposure by entering into foreign currency futures and option contracts of which there was one in 2009. Foreign currency fluctuations may have a significant effect on our operations in the future.
Risks Related to Our Industry
We face competition and technological advances by competitors.
          There is significant competition among companies that provide solutions for pollutant emissions from diesel engines. Several companies market products that compete directly with our products. Other companies offer products that potential customers may consider to be acceptable alternatives to our products and services, including products that are verified by the Environmental Protection Agency (EPA) and/or the California Air Resources Board (CARB), or other environmental authorities. We face direct competition from companies with greater financial, technological, manufacturing and personnel resources. Newly developed products could be more effective and cost efficient than our current or future products. We also face indirect competition from vehicles using alternative fuels, such as methanol, hydrogen, ethanol and electricity.
We depend on intellectual property and the failure to protect our intellectual property could adversely affect our future growth and success.
          We rely on patent, trademark and copyright law, trade secret protection, and confidentiality and other agreements with employees, customers, partners and others to protect our intellectual property. However, some of our intellectual property is not covered by any patent or patent application, and, despite precautions, it may be possible for third parties to obtain and use our intellectual property without authorization.

          We do not know whether any patents will be issued from pending or future patent applications or whether the scope of the issued patents is sufficiently broad to protect our technologies or processes. Moreover, patent applications and issued patents may be challenged or invalidated. We could incur substantial costs in prosecuting or defending patent infringement suits. Furthermore, the laws of some foreign countries may not protect intellectual property rights to the same extent as do the laws of the United States.
          The patents protecting our proprietary technologies expire after a period of time. Currently, our patents have expiration dates ranging from 2010 through 2027. Although we have attempted to incorporate technology from our core patents into specific patented product applications, product designs and packaging to extend the lives of our patents, there can be no assurance that this building block approach will be successful in protecting our proprietary technology. If we are not successful in protecting our proprietary technology, it could have a material adverse effect on our business, financial condition and results of operations.
          As part of our confidentiality procedures, we generally have entered into nondisclosure agreements with employees, consultants and corporate partners. We also have attempted to control access to and distribution of our technologies, documentation and other proprietary information. We plan to continue these procedures. Despite these procedures, third parties could copy or otherwise obtain and make unauthorized use of our technologies or independently develop similar technologies. The steps that we have taken and that may occur in the future might not prevent misappropriation of our solutions or technologies, particularly in foreign countries where laws or law enforcement practices may not protect the proprietary rights as fully as in the United States.
          There can be no assurance that we will be successful in protecting our proprietary rights. Any infringement upon our intellectual property rights could have an adverse effect on our ability to develop and sell commercially competitive systems and components.
If third parties claim that our products infringe upon their intellectual property rights, we may be forced to expend significant financial resources and management time litigating such claims and our operating results could suffer.
          Third parties may claim that our products and systems infringe upon third-party patents and other intellectual property rights. Identifying third-party patent rights can be particularly difficult, especially because patent applications are not published until up to 18 months after their filing dates. If a competitor were to challenge our patents, or assert that our products or processes infringe their patent or other intellectual property rights, we could incur substantial litigation costs, be forced to make expensive product modifications, pay substantial damages or even be forced to cease some operations. Third-party infringement claims, regardless of their outcome, would not only drain financial resources but also divert the time and effort of management and could result in customers or potential customers deferring or limiting their purchase or use of the affected products or services until resolution of the litigation.
Our results may fluctuate due to certain regulatory, marketing and competitive factors over which we have little or no control.
          The factors listed below, some of which we cannot control, may cause our revenue and results of operations to fluctuate significantly:
•	Actions taken by regulatory bodies relating to the verification, registration or health effects of our products.

•	The extent to which our Platinum Plus fuel-borne catalyst and ARIS nitrogen oxides reduction products obtain market acceptance.

•	The timing and size of customer purchases.

•	Customer concerns about the stability of our business, which could cause them to seek alternatives to our solutions and products; and

•	Increases in raw material costs, especially platinum.

Failure of one or more key suppliers to timely deliver could prevent, delay or limit us from supplying products. Delays in delivery times for platinum group metal purchases could also result in losses due to fluctuations in prices.
          Due to customer demands, we are required to source critical materials and components such as ceramic substrates from single suppliers. Failure of one or more of the key suppliers to timely deliver could prevent, delay or limit us from supplying products because we would be required to qualify an alternative supplier. For certain products and customers, we are required to purchase platinum group metal materials. As commodities, platinum group metal materials are subject to daily price fluctuations and significant volatility, based on global market conditions. Historically, the cost of platinum group metals used in the manufacturing process has been passed through to the customer. This limits the economic risk of changes in market prices to platinum group metal usage in excess of nominal amounts allowed by the customer. However, going forward there can be no assurance that we will continue to be successful passing platinum group metal price risk onto its current and future customers to minimize the risk of financial loss. Additionally, platinum group metal material is accounted for as inventory and therefore subject to lower of cost or market adjustments on a regular basis at the end of accounting periods. A drop in market prices relative to the purchase price of platinum group metal could result in a write-down of inventory. Due to the high value of platinum group metal materials, special measures have been taken to secure and insure the inventory. There is a risk that these measures may be inadequate and expose us to financial loss.
Qualified management, marketing, and sales personnel are difficult to locate, hire and train, and if we cannot attract and retain qualified personnel, it will harm the ability of the business to grow.
          Our success depends, in part, on our ability to retain current key personnel, attract and retain future key personnel, additional qualified management, marketing, scientific, and engineering personnel, and develop and maintain relationships with research institutions and other outside consultants. Competition for qualified management, technical, sales and marketing employees is intense. In addition, as we work to integrate personnel following the Merger, some employees might leave the combined company and go to work for competitors. The loss of key personnel or the inability to hire or retain qualified personnel, or the failure to assimilate effectively such personnel could have a material adverse effect on our business, operating results and financial condition.
We may not be able to successfully market new products that are developed or obtain direct or indirect verification or approval of our new products.
          Some of our catalyst products and heavy-duty diesel systems are still in the development or testing stage with targeted customers. We are developing technologies in these areas that are intended to have a commercial application, however, there is no guarantee that such technologies will actually result in any commercial applications. In addition, we plan to market other emissions reduction devices used in combination with our current products. There are numerous development and verification issues that may preclude the introduction of these products for commercial sale. These proposed operations are subject to all of the risks inherent in a developing business enterprise, including the likelihood of continued operating losses. If we are unable to demonstrate the feasibility of these proposed commercial applications and products or obtain verification or approval for the products from regulatory agencies, we may have to abandon the products or alter our business plan. Such modifications to our business plan will likely delay achievement of revenue milestones and profitability.
Any liability for environmental harm or damages resulting from technical faults or failures of our products could be substantial and could materially adversely affect our business and results of operations.
          Customers rely upon our products to meet emissions control standards imposed upon them by government. Failure of our products to meet such standards could expose us to claims from customers. Our products are also integrated into goods used by consumers and therefore a malfunction or the inadequate design of our products could result in product liability claims. Any liability for environmental harm or damages resulting from technical faults or failures could be substantial and could materially adversely affect our business and results of operations. In addition, a well-publicized actual or perceived problem could adversely affect the market’s perception of our products, which would materially impact our financial condition and operating results.

Future growth of our business depends, in part, on market acceptance of our catalyst products, successful verification of our products and retention of our verifications.
          While we believe that there exists a viable market for our developing catalyst products, there can be no assurance that such technology will succeed as an alternative to competitors’ existing and new products. The development of a market for the products is affected by many factors, some of which are beyond our control. The adoption cycles of our key customers are lengthy and require extensive interaction with the customer to develop an effective and reliable catalyst for a particular application. While we continue to develop and test products with key customers, there can be no guarantee that all such products will be accepted and commercialized. Our relationships with our customers are based on purchase orders rather than long-term formal supply agreements. Generally, once a catalyst has successfully completed the testing and certification stage for a particular application, it is generally the only catalyst used on that application and therefore unlikely that, unless there are any defects, the customer will try to replace that catalyst with a competing product. However, our customers usually have alternate suppliers for their products and there is no assurance that we will continue to win the business.
          If a market fails to develop or develops more slowly than anticipated, we may be unable to recover the costs we will have incurred in the development of our products and may never achieve profitability. In addition, we cannot guarantee that we will continue to develop, manufacture or market our products or components if market conditions do not support the continuation of the product or component.
          We believe that it is an essential requirement of the U.S. retrofit market that emissions control products and systems are verified under the EPA and/or CARB protocols to qualify for funding from the EPA and/or CARB programs. Funding for these emissions control products and systems is generally limited to those products and technologies that have already been verified. Verification is also useful for commercial acceptability. EPA verifications were withdrawn on two of our products in January 2009 because available test results were not accepted by EPA as meeting new emissions testing requirements for nitrogen dioxide (NO2) measurement. Although prior testing indicates satisfactory performance can be achieved, we have no assurance that the EPA will determine that the results of the proposed evaluations will meet the new standards, nor whether additional testing that may be required by the EPA will be adequate to remove any remaining concern the EPA may have regarding use of our fuel-borne catalyst. As a general matter, wee have no assurance that our products will be verified by the CARB or that such a verification will be acceptable to the EPA.
Future growth of our business depends, in part, on enforcement of existing emissions-related environmental regulations and further tightening of emission standards worldwide.
          We expect that our future business growth will be driven, in part, by the enforcement of existing emissions-related environmental regulations and tightening of emissions standards worldwide. If such standards do not continue to become stricter or are loosened or are not enforced by governmental authorities, it could have a material adverse effect on our business, operating results, financial condition and long-term prospects.
New metal standards, lower environmental limits or stricter regulation for health reasons of platinum or cerium could be adopted and affect use of our products.
          New standards or environmental limits on the use of platinum or cerium metal by a governmental agency could adversely affect our ability to use our Platinum Plus fuel-borne catalyst in some applications. In addition, the CARB requires “multimedia” assessment (air, water, soil) of the fuel-borne catalyst. The EPA could require a “Tier III” test of the Platinum Plus fuel-borne catalyst at any time to determine additional health effects of platinum or cerium, which tests may involve additional costs beyond our current resources.

Risks Related to Our Common Stock
The investors in CSI’s capital raise, who converted their shares of Class B common stock into shares of our common stock in the Merger, collectively hold a large percentage of our outstanding common stock, and, should they choose to act together, will have significant influence over the outcome of corporate actions requiring stockholder approval; such shareholders’ priorities for our business may be different from our other stockholders.
          Approximately 45% of our outstanding common stock is collectively held by the purchasers of CSI’s secured convertible notes in its capital raise (which notes converted into CSI’s Class B common stock and were exchanged for shares of our common stock in the Merger). Accordingly, the investors in CSI’s capital raise (who include certain of the selling stockholders), should they choose to act together, will be able to significantly influence the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transaction, such that the investors in CSI’s capital raise (who include certain of the selling stockholders), should they choose to act together, could delay or prevent a change of control of our company, even if such a change of control would benefit our other stockholders. The interests of the investors in CSI’s capital raise may differ from the interests of our other stockholders.
The price of our common stock may be adversely affected by the sale of a significant number of new common shares.
          The sale, or availability for sale, of substantial amounts of our common stock could adversely affect the market price of our common stock and could impair our ability to raise additional working capital through the sale of equity securities. On October 15, 2010, we issued (or reserved for issuance) an aggregate 2,287,873 shares of our common stock (including the shares being registered hereby) and warrants to purchase an additional 666,583 shares of our common stock, each on a post-split basis after eliminating fractional shares, in connection with the Merger. We also issued 109,020 shares and warrants to purchase an additional 166,666 shares of our common stock, each on a post-split basis after eliminating fractional shares, in a Regulation S offering, as well as 32,414 shares and warrants to purchase an additional 14,863 shares, each on a post-split basis after eliminating fractional shares, as compensation for services rendered in connection with the Merger and our Regulation S offering. Resales of these shares by the holders thereof (some of whom received registered shares and some of whom have registration rights), resales of the shares received upon exercise of the warrants, or the sale of additional shares by us in the public market or a private placement to fund our operations, or the perception by the market that these sales could occur, could contribute to downward pressure on the trading price of our stock.
The risk of dilution, perceived or actual, may contribute to downward pressure on the trading price of our stock.
          We have outstanding warrants and stock options to purchase shares of our common stock, and it is contemplated that additional shares or options to acquire shares of our common stock will be issued, including those contemplated by that Agreement and Plan of Merger dated May 13, 2010, as amended by letter agreements dated September 1, 2010 and September 14, 2010 (the “Merger Agreement”) for certain employees and others affiliated with CSI. The exercise of these securities will result in the issuance of additional shares of our common stock. We may also issue additional shares of our common stock or securities exercisable for or convertible into shares of our common stock, whether in the public market or in a private placement to fund our operations, or as compensation. These issuances, particularly where the exercise price or purchase price is less than the current trading price for our common stock, could be viewed as dilutive to the holders of our common stock. The risk of dilution, perceived or actual, may cause existing stockholders to sell their shares of stock, which would contribute to a decrease in the price of shares of our common stock. In that regard, downward pressure on the trading price of our common stock may also cause investors to engage in short sales, which would further contribute to downward pressure on the trading price of our stock.

There has historically been limited trading volume in, and significant volatility in the price of, our common stock on The NASDAQ Capital Market.
          Our common stock began trading on The NASDAQ Capital Market effective October 3, 2007. Prior to this date, our common stock was traded on the OTC Bulletin Board. Historically, the trading volume in our common stock has been relatively limited and a consistently active trading market for our common stock may not develop. The average daily trading volume in our common stock on the NASDAQ Capital Market in 2009 was approximately 9,600 shares (on a pre-split basis). However, in the period immediately following the Merger and the reverse stock split, we experienced significantly higher trading volume than typical for our company.
          There has been significant volatility in the market prices of publicly traded shares of emerging growth technology companies, including our shares. During the last two weeks of October 2010 following the Merger and the reverse stock split, the closing price for a share of our common stock ranged from as low as $3.99 per share to as high as $37.06 per share. On December 29, 2010, the closing price for a share of our common stock was $9.98 per share. Factors such as announcements of technical developments, verifications, establishment of distribution agreements, significant sales orders, changes in governmental regulation and developments in patent or proprietary rights may have a significant effect on the future market price of our common stock. As noted above, there has historically been a low average daily trading volume of our common stock. To the extent this trading pattern continues, the price of our common stock may fluctuate significantly as a result of relatively minor changes in demand for our shares and sales of our stock by holders.
We have not and do not intend to pay dividends on shares of our common stock.
          We have not paid dividends on our common stock since inception, and do not intend to pay any dividends to our stockholders in the foreseeable future. We intend to reinvest earnings, if any, in the development and expansion of our business.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS
          This prospectus, including documents incorporated by reference into this document, contains information considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and the safe harbor provided by Section 27A and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements, which may be expressed in a variety of ways, including the use of future or present tense language, relate to, among other things: statements about our future results, our ability to integrate CSI, the prospects of the combined company, and our plans, objectives and strategies. These forward-looking statements are based on assumptions that involve risks and uncertainties and that are subject to change based on various important factors (some of which are beyond our control), including those factors described under “Risk Factors” elsewhere in this prospectus. Actual results may differ materially from those expressed or implied as a result of these risks and uncertainties. All forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update any statement to reflect events or circumstances after the date on which such statement is made or to reflect the occurrence of unanticipated events. We caution you not to place undue reliance on these forward-looking statements, which speak only as of the date of this prospectus, in the case of forward-looking statements contained in this prospectus, or the dates of the documents incorporated by reference into this prospectus, in the case of forward-looking statements made in those incorporated documents.
USE OF PROCEEDS
          All of our common stock being offered under this prospectus is being sold by or for the account of the selling stockholders. We will not receive any proceeds from the sale of our common stock by or for the account of the selling stockholders.

SELLING STOCKHOLDERS
          We have prepared this prospectus to allow the selling stockholders or their donees, pledgees, transferees or other successors in interest to sell or otherwise dispose of, from time to time, up to 709,602 shares of our common stock on a post-split basis. These shares of common stock were issued at the effective time of the Merger on October 15, 2010 as follows: (i) 638,642 of the shares were issued in exchange for shares of CSI’s Class B common stock (into which their secured convertible notes of CSI converted immediately prior to the Merger) and (ii) 70,960 of the shares were issued to Allen & Company LLC as compensation for services provided to CSI in connection with the Merger and its capital raise. Allen & Company LLC is a broker-dealer and is considered an underwriter of its securities registered hereby.
          On October 15, 2010, immediately prior to the Merger, CSI entered into a Registration Rights Agreement (the “Registration Rights Agreement”) with the investors in its secured convertible notes. As noted above, these secured convertible notes converted into shares of CSI Class B common stock immediately prior the Merger, and, at the effective time of the Merger, became an aggregate 1,510,189 shares of our common stock on a post-split basis. On October 15, 2010, we and CSI entered into an Assignment and Assumption Agreement whereby we agreed to assume CSI’s obligations under the Registration Rights Agreement. The Registration Rights Agreement provides for certain registration rights with respect to these 1,510,189 shares of our common stock on a post-split basis received at the effective time of the Merger. Pursuant to the Registration Rights Agreement, we agreed to file a registration statement at the request of the holders of these 1,510,189 shares of our common stock to register the resale of such shares. In addition, we also granted such holders “piggyback” registration rights. We will pay substantially all of the costs and expenses related to the filing of the registration statements and any underwritten public offering required pursuant to the Registration Rights Agreement. CSI also agreed to use commercially reasonable efforts to register for resale the shares of common stock and warrants to purchase shares of our common stock issued to Allen & Company LLC.
          The table below presents information regarding the selling stockholders and the shares of our common stock that they may sell or otherwise dispose of from time to time under this prospectus. Percentages of beneficial ownership are based upon 3,947,831 shares of common stock issued and outstanding as of December 22, 2010. Beneficial ownership is determined under Section 13(d) of the Exchange Act and generally includes voting or investment power with respect to securities and including any securities that grant the selling stockholder the right to acquire common stock within 60 days of December 22, 2010. Unless otherwise indicated below, to our knowledge, the selling stockholders named below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. We do not know when or in what amounts the selling stockholders may sell or otherwise dispose of the shares covered hereby. The selling stockholders might not sell any or all of the shares covered by this prospectus or may sell or dispose of some or all of the shares other than pursuant to this prospectus. Because the selling stockholders may not sell or otherwise dispose of some or all of the shares covered by this prospectus and because there are currently no agreements, arrangements or understandings with respect to the sale or other disposition of any of the shares, we cannot estimate the number of the shares that will be held by the selling stockholders after completion of the offering. However, for purposes of this table, we have assumed that all of the shares covered by this prospectus will be sold by the selling stockholders.

	Number of shares
Name of	beneficially owned	Number of shares	Shares beneficially owned after offering
selling stockholder (1)	before the offering	covered hereby	Number	Percent
Aran Asset Management SA (2)	166,923	17,497	149,426	3.7%
Allen & Company LLC (3)	333,332	70,960	262,372	6.4%
Cycad Group LLC (4)	407,475	155,287	252,188	6.3%
Emerald Energy Fund I, L.P. (5)	344,397	155,287	189,110	4.8%
EnerTech Capital Partners II L.P. (6)	338,026	149,581	188,445	4.8%
ECP II Interfund L.P. (7)	13,668	5,705	7,963	*
RockPort Capital Partners, L.P. (8)	416,073	151,404	264,669	6.6%
RP Co-Investment Fund I, L.P. (9)	41,950	3,881	38,069	*

* Represents beneficial ownership of less than 1%.

(1) Unless otherwise noted, this table is based on information supplied to us by the selling stockholders and certain records of the company. Other than as indicated below, none of the selling stockholders listed above has held any position or office, or has had any material relationship, with us or any of our affiliates within the past three years.

(2) Michael C. Thalman as Chairman and Chief Executive Officer of Aran Asset Management SA has voting and investment power over the shares listed above. Beneficial ownership includes 108,795 shares of common stock (including shares held by nominee banks) and warrants to acquire 58,128 shares at $7.92 per share.

(3) Allen & Company LLC is a registered broker-dealer. Kim M. Wieland, as Chief Financial Officer, shares voting and investment power over the shares held by Allen & Company LLC. Beneficial ownership includes 166,666 shares and warrants to acquire 166,666 shares at $7.92 per share. Allen & Company LLC acted as CSI’s financial advisor in connection with the Merger and its capital raise. Such securities were issued as compensation for the services provided to CSI.

(4) As reflected in the Schedule 13G filed on October 22, 2010 by Cycad Group LLC, K. Leonard Judson and Paul F. Glenn share voting and investment power over the shares listed above. Beneficial ownership includes 369,472 shares held directly, warrants to acquire 28,144 shares at $7.92 per share and warrants to acquire 9,859 shares at $2.79 per share. Beneficial ownership does not reflect warrants to acquire an additional 8,607 shares at $7.92 per share, which warrants are issuable upon the exercise in full of the warrants to acquire 9,859 shares. Prior to January 2009, K. Leonard Judson, the President of Cycad Group, LLC, served as a member of the Board of Directors of CSI.

(5) As reflected in the Schedule 13G filed on October 22, 2010 by Emerald Energy Fund I, L.P., Pascal Mahieux, John Bridle and Walter Locher share voting and investment power over the shares listed above. Messrs Mahieux, Bridle and Locher are the sole directors of Emerald Partners I Ltd., which is the general partner of EEF I Management L.P. EEF I Management L.P. is the general partner of Emerald Energy Fund I, L.P. Beneficial ownership includes 335,074 shares held directly and warrants to acquire 9,323 shares at $7.92 per share.

(6) As reflected in the Schedule 13G filed on October 22, 2010 by EnerTech Capital Partners II L.P., Scott B. Ungerer, William G. Kingsley, Robert E. Keith and Mark J. DeNino share voting and investment power over the shares listed above. Messrs. Ungerer, Kingsley, Keith and DeNino are the sole members of the executive board of ECP II Management LLC, which is the general partner of ECP II Management L.P. ECP II Management L.P. is the general partner of EnerTech Capital Partners II L.P. Beneficial ownership includes 324,968 shares held directly and warrants to acquire 13,058 shares at $7.92 per share.

(7) As reflected in the Schedule 13G filed on October 22, 2010 by ECP II Interfund L.P., Scott B. Ungerer, William G. Kingsley, Robert E. Keith and Mark J. DeNino share voting and investment power over the shares listed above. Messrs. Ungerer, Kingsley, Keith and DeNino are the sole members of the executive board of ECP II Management LLC, which is the general partner of ECP II Interfund L.P. Beneficial ownership includes 13,058 shares held directly and warrants to acquire 610 shares at $7.92 per share.

(8) As reflected in the Schedule 13D filed on October 22, 2010 by Rockport Capital Partners, L.P., Alexander “Hap” Ellis, III, Janet B. James, William E. James, Charles J. McDermott, David J. Prend and Stoddard M. Wilson, as the sole managing members of RockPort Capital I LLC, which is the general partner of RockPort Capital Partners, L.P., share voting and investment power over the shares listed above. Beneficial ownership includes 375,853 shares held directly and warrants to acquire 40,220 shares at $7.92 per share. Mr. Ellis as been a member of our Board of Directors since the effective time of the Merger and, prior to the Merger, was a member of the Board of Directors of CSI.

(9) As reflected in the Schedule 13D filed on October 22, 2010 by RP Co-Investment Fund I, L.P., Alexander “Hap” Ellis, III Janet B. James, William E. James, Charles J. McDermott, David J. Prend and Stoddard M. Wilson, as the sole managing members of RP Co-Investment Fund I GP, LLC, which is the general partner of RP Co-Investment Fund I, L.P., share voting and investment power over the shares listed above. Beneficial ownership includes 26,842 shares held directly and warrants to acquire 15,108 shares at $7.92 per share. Mr. Ellis as been a member of our Board of Directors since the effective time of the Merger and, prior to the Merger, was a member of the Board of Directors of CSI.

PLAN OF DISTRIBUTION
          The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
          The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	a combination of any such methods of sale; or

•	any other method permitted pursuant to applicable law.
          The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.
          In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
          The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.
          The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

          The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(a)(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(a)(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
          To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
          In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
          We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, to the extent applicable we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
          We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus. We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold without restriction pursuant to Rule 144 of the Securities Act.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
          The following unaudited pro forma condensed combined financial statements were prepared in accordance with the regulations of the Securities and Exchange Commission, and give effect to the Merger including related capital raise transactions discussed herein that closed at or prior to the time of the Merger, as well as the one-for-six reverse stock split. All share and per share amounts herein reflect the impact of the reverse stock split unless otherwise noted. For accounting purposes, CSI is considered to have acquired Clean Diesel. Accordingly, under the acquisition method of accounting in accordance with FASB Accounting Standards Codification (ASC) Topic 805, Business Combinations, CSI will record the purchase price based on the fair value of Clean Diesel’s outstanding equity at the acquisition date, with the deficit over the fair value of the acquired assets and liabilities being recorded as a transaction gain. The total estimated purchase price (consideration transferred) as described in Note 1 was measured on October 15, 2010, the acquisition date (which was the closing date of the Merger), using a closing price of $4.92 per share of Clean Diesel common on a post-split basis.
          For purposes of this unaudited pro forma condensed combined financial data, we have made preliminary estimates of the purchase consideration and the values of the assets acquired and liabilities assumed based on preliminary estimates of their fair values. The purchase accounting is provisional pending certain items including: receipt of the valuation on intangible assets and purchase consideration and determination of our closing balance sheet.
          The unaudited pro forma condensed combined financial data is based on the historical financial statements of Clean Diesel and CSI, adjusted to give effect to the acquisition of Clean Diesel by CSI for accounting purposes and the accounting impact of their respective capital raise transactions. The pro forma adjustments are described in the accompanying notes.
          The unaudited pro forma condensed combined balance sheet as of September 30, 2010 gives effect to the Merger and capital raise transactions as if they occurred on September 30, 2010, and combines the historical balance sheets of Clean Diesel and CSI as of September 30, 2010.
          The unaudited pro forma condensed combined statement of operations for the nine months ended September 30, 2010 and the twelve months ended December 31, 2009 are presented as if the Merger and capital raise transactions were consummated on January 1, 2009, and combines the historical results of Clean Diesel and CSI for the nine months ended September 30, 2010, and the twelve months ended December 31, 2009, respectively. For purposes of the pro forma condensed statement of operations, the secured convertible notes are converted to equity at January 1, 2009; therefore, there are no resulting pro forma adjustments related to the secured convertible notes that impact the pro forma net income for the nine months ended September 30, 2010. Likewise, the Clean Diesel capital raise involved the issuance of equity and there are no resulting pro forma adjustments that impact the pro forma net income for the nine months ended September 30, 2010 or the twelve months ended December 31, 2009.
          This unaudited pro forma condensed financial data has been prepared for illustrative purposes only and is not indicative of the consolidated financial position or results of operations in future periods or the results that actually would have been realized had Clean Diesel and CSI been a combined company during the periods presented or had Clean Diesel and CSI completed their capital raise transactions on the dates noted above. The pro forma adjustments are based on the preliminary information available at the time of the preparation and are subject to change. This unaudited pro forma condensed financial data including the notes hereto should be read in conjunction with Clean Diesel’s historical consolidated financial statements and accompanying notes as of and for the nine month period ended September 30, 2010 included in its quarterly report on Form 10-Q, and as of and for the year ended December 31, 2009 included in its annual report on Form 10-K, as well as CSI’s historical consolidated financial statements and accompanying notes as of and for the nine month period ended September 30, 2010, and as of and for the year ended December 31, 2009, all of which are incorporated by reference into this registration statement on Form S-1.
          As required, the unaudited pro forma condensed financial data includes adjustments that give effect to the events that are (i) directly attributable to the Merger; (ii) expected to have a continuing impact and (iii) factually supportable. The unaudited pro forma condensed combined statements of operations do not reflect any adjustments for non-recurring items or anticipated synergies resulting from the Merger. Merger expenses are expensed as incurred in accordance with applicable accounting rules regarding business combinations.

CLEAN DIESEL TECHNOLOGIES, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
SEPTEMBER 30, 2010

						Pro Forma
				Business		Clean Diesel
	Clean Diesel	Catalytic		Combination		Technologies, Inc.
	Technologies, Inc.	Solutions, Inc.		Pro Forma		For Business
(Amounts in thousands, except share data)	Historical	Historical	Subtotal	Adjustments		Combination
Assets
Current assets:
				$1,000	(a)
Cash and cash equivalents	$3,525	$1,895	$5,420	2,000	(b)	$8,420
Trade accounts receivable, less allowance for doubtful accounts	198	5,240	5,438	—		5,438
Inventories	907	4,707	5,614	—		5,614
Prepaid expenses and other current assets	172	1,944	2,116	—		2,116

Total current assets	4,802	13,786	18,588	3,000		21,588
Property and equipment, net	219	2,634	2,853			2,853
Intangible assets, net	968	4,118	5,086	2,782	(d)	7,868
Goodwill	—	4,339	4,339	—		4,339
Other assets	56	245	301	—		301

Total assets	$6,045	$25,122	$31,167	$5,782		$36,949

Liabilities and stockholders’ equity
Current liabilities:
Line of credit	$—	$2,577	$2,577	$—		$2,577
Current portion of long-term debt	—	3,000	3,000	—		3,000
Secured convertible notes	—	3,620	3,620	(3,620)	(c)	—
Accounts payable	665	4,811	5,476	(599)	(e)	4,877
				230	(e)
				1,350	(f)
Accrued expenses	563	5,413	5,976	689	(i)	8,245
Income taxes payable	—	624	624	—		624

Total current liabilities	1,228	20,045	21,273	(1,950)		19,323
Long-term debt	—	53	53	—		53
Deferred tax liability	—	1,353	1,353	—		1,353

Total liabilities	1,228	21,451	22,679	(1,950)		20,729

Stockholders’ equity:
				(14)	(g)
				15	(h)
Clean Diesel common stock par value $0.01 per share	14	—	14	23	(j)	38
Historical authorized 2,000,000 shares; issued and outstanding 1,368,906 shares
Pro forma authorized 5,183,333 shares; issued and outstanding 3,788,354 shares
Catalytic Solutions Class A common stock no par value	—	156,350	156,350	(156,350)	(j)	—
Historical: Authorized 85,000,000 shares; issued 76,223,996 shares and outstanding 69,761,902 shares
Pro Forma: Authorized 85,000,000 shares; issued 76,223,996 shares and outstanding none
				2,000	(b)
				3,620	(c)
Catalytic Solutions Class B common stock no par value	—	—	—	(5,620)	(j)	—
Historical: Authorized 185,000,000 shares; issued and outstanding none
Pro Forma: Authorized 185,000,000 shares; issued 150,443,943 shares and outstanding none
Catalytic Solutions treasury stock at cost Historical (60,000 shares)	—	(100)	(100)	100	(j)	—
				1,000	(a)
				820	(e)
				(75,846)	(g)
				7,683	(h)
				(689)	(i)
Additional paid in capital	74,846	—	74,846	161,847	(j)	169,661
Accumulated other comprehensive loss	(407)	(543)	(950)	407	(g)	(543)

				101	(d)
				(451)	(e)
				(550)	(f)
Accumulated deficit	(69,636)	(152,036)	(221,672)	69,636	(g)	(152,936)

Total stockholders’ equity	4,817	3,671	8,488	7,732		16,220

Total liabilities and stockholders’ equity	$6,045	$25,122	$31,167	$5,782		$36,949

Book value per share	$3.52	$0.05				$4.28

Equivalent book value per share						$0.03

     See accompanying notes to unaudited pro forma condensed combined balance sheet.

CLEAN DIESEL TECHNOLOGIES, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2010

					Pro Forma
				Business	Clean Diesel
	Clean Diesel	Catalytic		Combination	Technologies, Inc.
	Technologies, Inc.	Solutions, Inc.		Pro Forma	For Business
(Amounts in thousands, except per share data)	Historical	Historical	Subtotal	Adjustments	Combination
Revenues	$1,397	$36,310	$37,707	$—	$37,707
Cost of revenues	816	27,012	27,828	—	27,828

Gross margin	581	9,298	9,879	—	9,879

Operating expenses:
Sales and marketing	—	2,350	2,350	—	2,350
Research and development	244	3,207	3,451	—	3,451
				(140) (k)
General and administrative	3,073	6,066	9,139	313 (l)	9,312
Severance expense	(163)	15	(148)	—	(148)
Recapitalization expense	1,272	1,496	2,768	—	2,768
Gain on sale of intellectual property	—	(3,900)	(3,900)	—	(3,900)

Total operating expenses	4,426	9,234	13,660	173	13,833

(Loss) income from operations	(3,845)	64	(3,781)	(173)	(3,954)

Other income (expense):
Interest income	93	4	97	—	97
Interest expense	—	(2,165)	(2,165)	—	(2,165)
Other	(67)	(709)	(776)	—	(776)

Total other income (expense)	26	(2,870)	(2,844)	—	(2,844)

Loss from continuing operations before income taxes	(3,819)	(2,806)	(6,625)	(173)	(6,798)
Income tax expense from continuing operations	—	457	457	—	457

Net loss from continuing operations	$(3,819)	$(3,263)	$(7,082)	$(173)	$(7,255)

Basic and diluted loss per share:

Net loss from continuing operations	$(2.80)	$(0.05)			$(1.92)

Weighted average number of common shares outstanding:

Basic and diluted	1,365	69,762			3,788

Equivalent basic and diluted loss per share					$(0.02)

Cash dividends per share	$—	$—			$—

     See accompanying notes to unaudited pro forma condensed combined balance sheet.

CLEAN DIESEL TECHNOLOGIES, INC.
UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE TWELVE MONTHS ENDED DECEMBER 31, 2009

						Pro Forma
						Clean Diesel
	Clean Diesel	Catalytic		Business		Technologies, Inc.
	Technologies, Inc.	Solutions, Inc.		Combination		For Business
(Amounts in thousands, except per share data)	Historical	Historical	Subtotal	Pro Forma Adjustments		Combination
Revenues	$1,221	$50,514	$51,735	$—		$51,735
Cost of revenues	801	38,547	39,348	—		39,348

Gross margin	420	11,967	12,387	—		12,387

Operating expenses:
Sales and marketing	—	3,577	3,577	—		3,577
Research and development	386	7,257	7,643	—		7,643
				(184)	(k)
General and administrative	6,280	8,903	15,183	417	(l)	15,416
Severance expense	958	1,429	2,387			2,387
Recapitalization expense	—	1,258	1,258			1,258
Gain on sale of intellectual property	—	(2,500)	(2,500)			(2,500)

Total operating expenses	7,624	19,924	27,548	233		27,781

(Loss) income from operations	(7,204)	7,957	(15,161)	(233)		(15,394)

Other income (expense):
Interest income	245	18	263	—		263
Interest expense	100	(2,304)	(2,204)	(1,342)	(n)	(3,546)
Other	112	(291)	(179)	(118)	(m)	(297)

Total other income (expense)	457	(2,577)	(2,120)	(1,460)		(3,580)

Loss from continuing operations before income taxes	(6,747)	(10,534)	(17,281)	(1,693)		(18,974)

Income tax benefit from continuing operations	—	(1,036)	(1,036)	—		(1,036)

Net loss from continuing operations	$(6,747)	$(9,498)	$(16,245)	$(1,693)		$(17,938)

Basic and diluted loss per share:

Net loss from continuing operations	$(4.97)	$(0.14)				$(4.74)

Weighted average number of common shares outstanding:

Basic and diluted	1,358	69,762				3,788

Equivalent basic and diluted loss per share						$(0.04)

Cash dividend per share	$—	$—				$—

     See accompanying notes to unaudited pro forma condensed combined balance sheet.

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS
1. The Merger, Capital Raise Transactions and Basis of Presentation
          On October 15, 2010, Clean Diesel and CSI completed the Merger, under which a wholly-owned subsidiary of Clean Diesel merged with and into CSI, with CSI becoming a wholly-owned subsidiary of Clean Diesel. Pursuant to the Merger, Clean Diesel issued 2,278,014 shares of common stock of Clean Diesel on post split basis, par value $0.01 per share, in exchange for all outstanding shares of common stock of CSI.
     Because CSI stockholders will own a majority of the voting stock of the combined company, CSI assumed key management positions and CSI held a majority of the board of directors seats upon closing of the Merger, CSI is deemed to be the acquiring company for accounting purposes and the transaction will be accounted for as a reverse acquisition in accordance with FASB Accounting Standards Codification (ASC) Topic 805, Business Combinations. Accordingly, the assets and liabilities of Clean Diesel will be recorded as of the Merger closing date at their estimated fair values.
          On October 15, 2010, prior to the completion of the Merger, pursuant to binding commitment letters from investors in Clean Diesel’s Regulation S private placement described in the Registration Statement, Clean Diesel sold units consisting of 109,020 shares of common stock on a post-split basis and warrants to purchase 166,666 shares of common stock on a post-split basis for approximately $1,000,000 in cash before commissions and expenses. The warrants issued in Clean Diesel’s Regulation S private placement have an exercise price of $7.92 on a post-split basis and expire on the earlier of (i) October 15, 2013 (the third anniversary of the effective time of the Merger) and (ii) the date that is 30 days after Clean Diesel gives notice to the warrant holder that the market value of one share of the common stock has exceeded 130% of the exercise price of the warrant for 10 consecutive days.
          On June 2, 2010, CSI entered into agreements with a group of accredited investors providing for the sale of $4,000,000 of secured convertible notes (the Notes). The Notes bore interest at a rate of 8% per annum and provided for a maturity date of August 2, 2010. Under the agreements, $2,000,000 of the Notes were issued by CSI in four equal installments ($500,000 on each of June 2, 2010, June 8, 2010, June 28, 2010 and July 12, 2010), with the remaining $2,000,000 issued on October 15, 2010 (after all conditions precedent to the closing of the Merger were satisfied or waived (among other items)). Under the terms of the Notes, the $4,000,000 was converted into 150,434,943 shares of newly created CSI “Class B” common stock immediately prior to the Merger. At the effective time of the Merger, this group of accredited investors received 150,434,943 shares of CSI’s Class B common stock, which was converted into approximately 66.0066% of the aggregate shares of Clean Diesel issued in the Merger. Each share of CSI Class B common stock was then exchanged for approximately 0.01004 shares of Clean Diesel common stock (whereas each share of CSI Class A common stock was exchanged for 0.007888 shares of Clean Diesel common stock and warrants to purchase 0.006454 shares of Clean Diesel common stock), which exchange ratio provided this group of accredited investors approximately 66.0066 of the aggregate shares of Clean Diesel issued in the merger. No fractional shares (or warrants to purchase fractional shares) were issued by Clean Diesel.
          The unaudited pro forma condensed balance sheet as of September 30, 2010 includes pro forma adjustments to give effect to the accounting impact of the Merger and capital raise transactions described above as if they occurred on September 30, 2010.
          The unaudited pro forma condensed statement of operations for the nine months ended September 30, 2010 and the twelve months ended December 31, 2009 include adjustments to give effect to the Merger and capital raise transactions as if such transactions occurred on January 1, 2009.
2. Estimate of Consideration Expected to Be Transferred
          The acquisition method of accounting requires that the consideration transferred in a business combination be measured at fair value as of the closing date of the acquisition. The closing market price of Clean Diesel’s common stock as of the Merger date October 15, 2010 of $4.92 on a post-split basis was used. Clean Diesel believes this method provides the most reliable determination of fair value for the purposes of the unaudited pro forma condensed combined financial statements.

The following is a preliminary estimate of consideration transferred to effect the Merger:

Fair value of Clean Diesel outstanding common stock at October 15, 2010	$6,735,000
Fair value of Clean Diesel shares issued to accredited investors	536,000
Fair value of Clean Diesel shares issued to Innovator Capital	159,000
Fair value of Clean Diesel stock options and warrants outstanding at October 15, 2010	17,000
Estimated fair value of Clean Diesel warrants issued to Innovator Capital and accredited investors	251,000

Total purchase consideration	$7,698,000

     On October 15, 2010, prior to the issuance of shares in the Merger and the issuance of shares in its Regulation S offering and to Innovator Capital, Clean Diesel had 1,368,906 shares of common stock outstanding on a post-split basis. The purchase consideration includes 109,020 shares issued immediately prior to closing to accredited investors and 32,414 shares issued to Innovator Capital, Clean Diesel’s financial advisor, as a transaction fee for their services in connection with the Merger. The fair value of Clean Diesel common stock used in determining the purchase price was $4.92 per share based on the $0.82 per share pre-split closing price on NASDAQ on October 15, 2010.
     The estimated fair value of warrants to purchase a total of 181,529 shares of Clean Diesel common stock issued to Innovator Capital and accredited investors is $1.38 per warrant determined using the Black-Scholes Model. The warrants have a strike price of $7.92 per share on a post-split basis. The warrants also include a provision that they expire 30 days after a period where the Clean Diesel closing stock price exceeds 130% of the warrant exercise price for 10 consecutive days. As of November 9, 2010, the market value of one share of CDTI common stock has exceeded 130% of the exercise price of the warrant for 10 consecutive days but no such notice has been given. To value these warrants, the Black-Scholes Model was used with Clean Diesel’s stock price of $4.92 on October 15, 2010, a volatility of 59.9%, a risk free rate of 1.25% and a term of 3 years.
     Clean Diesel estimated that professional fees and employee expenses related to the Merger were $4,179,000 with $1,350,000 to be incurred after the balance sheet date of September 30, 2010. These costs include fees for legal, accounting, and other direct costs necessary to complete the transaction. The estimated $1,350,000 of transaction costs remaining at September 30, 2010 consist of $800,000 of costs expected to be incurred by Clean Diesel and $550,000 of costs expected to be incurred by CSI. Clean Diesel’s $800,000 of professional and employee expenses are in addition to the shares and warrants to be issued to Innovator Capital, and these costs are included in liabilities to be assumed by CSI in the Merger. In addition, these costs include other direct costs of approximately $500,000 incurred related to employee retention and success bonuses as a result of successful completion of the transaction.
     Transaction fees of CSI are expensed as incurred in accordance with applicable accounting rules regarding business combinations. In addition to the $550,000 of professional and employee expenses, CSI’s financial advisor, Allen & Company LLC, received 166,666 shares of Clean Diesel on a post-split basis and warrants to purchase an additional 166,666 shares of Clean Diesel on a post-split basis. The estimated fair value of such shares and warrants related to the closing of the Merger, which totaled $1,050,000, of which $599,000 has been accrued at September 30, 2010, related to the closing of the Merger will be expensed upon closing of the Merger in October 2010.
3. Preliminary Allocation of Consideration Transferred to Net Assets Acquired
Under the acquisition method of accounting, the total purchase consideration is allocated to the acquired tangible and intangible assets and assumed liabilities of Clean Diesel based on their estimated fair values as of the Merger closing date. The excess of the purchase price over the fair value of assets acquired and liabilities assumed is recorded to goodwill, and any shortfall is recorded as a gain on transaction. The preliminary allocation of the purchase consideration, as shown above, to the acquired tangible and intangible assets and assumed liabilities of Clean Diesel based on the estimated fair values on October 15, 2010, is as follows:

Cash and cash equivalents (1)	$4,525,000
Accounts receivable and other assets	426,000
Inventory (2)	907,000
Fixed assets	219,000
Intangible assets:
Customer relationships	180,000
Trade name	948,000
Patents	2,352,000
In-process research and development	270,000

Total assets acquired	9,827,000
Liabilities assumed	(1,228,000)
Merger related liabilities	(800,000)

Net assets acquired	7,799,000

Gain on transaction	(101,000)

Total preliminary purchase price allocation	$7,698,000

(1)	Includes $1,000,000 of cash received by Clean Diesel upon closing of sale of stock and warrants to accredited investors in its Regulation S offering described in note 4(a) below.

(2)	Assumed carrying value equals fair value.
     A preliminary valuation of the intangible assets of Clean Diesel has been made. Each of the intangible assets and the methodology for the preliminary valuation is presented below.
Valuation of Customer Relationships
     The ability to use Clean Diesel’s relationships with its clients provides the acquirer with a business advantage that is distinct and separable from the goodwill acquired. The presence of a loyal customer base provides management with the opportunity to sell additional products into the base, and further leverage cost efficiencies. Customer relationships are valued using the income approach excess earnings method, based on the operating profit of the expected revenue, less applicable capital charges for the use of assets. Key assumptions used in this valuation were a revenue growth rate of approximately 3% and an annual customer attrition of 50%.
Valuation of Trademarks and Tradenames
     The fair value of the acquired trademarks or tradenames is the relief from the royalty method. Under this method, the subject trademark is valued by reference to the amount of royalty income it could generate if it were licensed, in an arm’s-length transaction, to a third party. Typically, a sample of a comparable arm’s-length royalty or license agreement is selected that reflects similar risk and return investment characteristics with the subject trademark or tradename. The royalty rate selected is then multiplied by the net revenue expected to be generated by the trademark or tradename over the course of the assumed life of the trademark or tradename. The product of the royalty rate times the revenue is an estimate of the royalty income that could be generated, hypothetically, by licensing the subject trademark or tradename. Therefore, in selecting a royalty rate for trademarks and tradenames, consideration was given to the products and Clean Diesel’s reputation in the marketplace, the historical and projected operating profitability of the business and relative importance of the name(s) compared to other factors driving profitability. It was determined that the primary driver of operating margins is resident in the products technological features and capabilities. Therefore, the value of the trademarks and tradenames would be relatively small in comparison to these factors. As such, a royalty rate of 1.5% was used.
Valuation of Patented Technology
     To value the patent portfolio/patented technology assets, the income approach relief from royalty method was used, similar to that of the trademarks and tradenames. As noted earlier, market transactions involving licensing rates for similar technology as well as the profit split method were considered.
     An examination of licensing royalty rates for similar technology was made using information provided by Royalty Source® Intellectual Property Database, a third party reporting service. The search of their database resulted in 5 guideline license transactions for patents in similar technologies. The royalty rates paid ranged between 3.0% and 7.0%. The median transaction had a royalty rate of 4.0%, while the average transaction had a royalty rate of 4.5%. Based on this information, a royalty rate of 4.0% was used.

Valuation of In-Process Technology
     The fair value of in-process technology was calculated using the income approach multi-period excess earnings method, which is the same method used to value customer relationships. In addition, taken into account were the costs to complete of $250,000 for Clean Diesel’s IPR&D project expected to be launched by the end of 2010.
     The final determination of the allocation of purchase consideration was based on the estimated fair values of the tangible and intangible assets acquired and liabilities assumed at the date of the closing of the Merger.
4. Pro Forma Adjustments
(a)	In May 2010, Clean Diesel received commitment letters from a group of accredited investors providing for the sale of units consisting of 109,020 shares of Clean Diesel’s common stock and warrants to purchase 166,666 shares of Clean Diesel’s common stock, each on a post-split basis, for a total purchase price of $1,000,000, which closed immediately prior to the closing of the Merger. This adjustment assumes the issuance of Clean Diesel units consisting of the stock and warrants and the receipt of $1,000,000 cash from the investors. This amount is reflected as part of the outstanding Clean Diesel equity in the calculation of the estimated purchase consideration described in note 2.

(b)	To reflect funding of the final $2,000,000 of secured convertible notes that were issued by CSI immediately prior to the Merger.

(c)	This adjustment reflects conversion of the Notes upon closing of the Merger. Refer to further discussion of the Notes in note 1.

(d)	To record the estimated fair value of the acquired intangible assets totaling $3,750,000 as more fully described in note 3. This adjustment also reverses the net book value of Clean Diesel’s pre-Merger intangible assets totaling $968,000, resulting in a net adjustment of $2,782,000. In addition, this adjustment records a gain on transaction as an adjustment to accumulated deficit of $101,000, calculated using the acquisition method of accounting more fully described in note 3. This gain has not been reflected on the pro forma condensed statement of operations as it is non-recurring in nature.

(e)	To record CSI’s Merger costs related to the issuance of shares and warrants to CSI’s financial advisor, Allen & Company LLC upon closing of the Merger as more fully described in note 2. These costs have not been reflected on the pro forma condensed statements of operations as they are non-recurring in nature. These shares, reflected as paid in capital, and warrants, reflected as accrued expense, have an estimated fair value of $820,000 and $230,000, respectively for a total of $1,050,000. Additionally, this adjustment reflects a reduction to accounts payable of $599,000 for such costs incurred and accrued prior to September 30, 2010 which results in a net reduction to accumulated deficit of $451,000. The warrants are classified as liabilities as their expected terms could compel cash settlement.

(f)	To record an increase to Merger-related liabilities for CSI’s and Clean Diesel’s estimated professional and employee related Merger costs totaling $1,350,000 not already incurred by CSI and Clean Diesel as of September 30, 2010. These costs, as more fully described in note 2, have not been reflected on the pro forma condensed statements of operations as they are non-recurring in nature. Merger related costs include fees payable to investment bankers, legal and accounting services, NASDAQ and other regulatory fees, printing, proxy solicitation and other costs, including an estimated $500,000 expected to be incurred related to employee retention and success bonuses as a result of successful completion of the transaction. Clean Diesel’s transaction costs of $800,000 will be incurred prior to the Merger and are reflected as an accrued expense in the allocation consideration transferred in note 3. CSI’s transaction costs of $550,000 are reflected as an increase to accumulated deficit as they will be an expense of the combined entity.

(g)	To eliminate the pro forma Clean Diesel equity account balances upon closing the Merger at September 30, 2010.

(h)	To reflect issuance of purchase consideration of $7,698,000 as more fully described in note 2 representing 1,510,189 shares on a post-split basis at par value of $0.01 or $15,000 with the remaining $7,683,000 reflected as additional paid-in capital.

(i)	To record an accrued liability for $689,000 representing the estimated fair value of the warrants to purchase 499,917 shares of Clean Diesel on a post-split basis issued (or reserved for issuance) to CSI equity holders upon closing of the Merger. This transaction has been reflected as a distribution to the shareholders of the accounting acquirer and, accordingly, a reduction of shareholders’ equity. The warrants are classified as liabilities as they are expected to have ongoing registration requirements, which could compel cash settlement.

(j)	To recast CSI’s historical Class A common stock and CSI’s Class B common stock capital accounts to reflect the appropriate post-Merger paid in capital of Clean Diesel.
             Summary of Pro Forma Adjustments to Additional Paid in Capital
The Summary of pro forma adjustments to additional paid in capital reflect the impact of the business combination and associated transactions more fully described above:

Historical value of CSI’s outstanding shares including conversion of Notes	$161,870
Fair value of shares held by Clean Diesel shareholders	7,698
Fair value of 166,666 shares issued to Allen & Company LLC as a Merger cost	820
Estimated fair value of 499,917 warrants issued (or reserved for issuance) to CSI equity holders recorded as a distribution	(689)
Less: amount attributable to par value of shares	(38)

$169,661

     Statements of Operations Adjustments
(k)	To eliminate historical Clean Diesel depreciation and amortization expense of $140,000 for the nine months ended September 30, 2010 and $184,000 for the twelve months ended December 31, 2009.

(l)	To record amortization expense based on the preliminary estimated fair values of the underlying intangible assets acquired amortized over their estimated useful lives as follows:

			Amortization Expense
			Nine months
		Estimated	ended	Twelve months ended
	Fair value	useful life	September 30, 2010	December 31, 2009
Customer relationships	$180,000	3	$45,000	$60,000
Trade names	948,000	10	71,000	95,000
Patents	2,352,000	10	177,000	235,000
In process research and development	270,000	10	20,000	27,000

	$3,750,000		$313,000	$417,000

(m)	To record the adjustment of the carrying value of the financial instruments embedded in the convertible notes to their final intrinsic value.

(n)	This adjustment reflects additional non-cash interest expense of $1,342,000 for an embedded beneficial conversion feature included in the Notes. The beneficial conversion is calculated as the intrinsic value of the conversion feature at the loan commitment date, but is limited to the amount of proceeds allocated to the Notes of $1,342,000. The proceeds allocated to the Notes represent the $2,000,000 cash proceeds less the proceeds allocated to the contingent equity forward valued of $658,000. The beneficial conversion feature was contingent on CSI’s shareholders approval of amendments to its articles of incorporation and is recorded at the time of such approval. The necessary approvals were obtained October 12, 2010.
5. Pro Forma Loss Per Share
Historical weighted average shares outstanding for the nine months ended September 30, 2010 and the twelve months ended December 31, 2009 includes Clean Diesel’s and CSI’s historical weighted average shares outstanding of 1,364,228 and 69,761,902, respectively.
     The pro forma Clean Diesel Technologies, Inc. weighted average shares outstanding for the nine months ended September 30, 2010, and the twelve months ended December 31, 2009, include the following:

Post-Reverse Split
Clean Diesel shares outstanding	1,368,906
New shares issued in connection with the Merger to CSI shareholders and Allen & Company LLC	2,278,014
New shares issued to accredited investors	109,020
New shares issued to Innovator Capital	32,414

Total	3,788,354

     Diluted weighted average shares outstanding at September 30, 2010 and December 31, 2010 exclude the anti-dilutive impact of approximately 1,081,558 and 1,103,290 warrants and options, each on a post-split basis, outstanding at the time of the closing of the Merger, respectively.
     Equivalent Pro Forma Clean Diesel Technologies, Inc.
     The equivalent pro forma loss per share amounts are calculated by multiplying the pro forma Clean Diesel Technologies, Inc. per share amounts by the CSI Class A common stock exchange ratio of 0.007888. For the nine months ended September 30, 2010 equivalent pro forma loss per share is ($0.02) calculated by multiplying the pro forma basic and diluted loss per share of ($1.92) by the Class A conversion ratio of 0.007888. For the twelve months ended December 31, 2009 equivalent pro forma loss per share is ($0.04) calculated by multiplying the pro forma basic and diluted loss per share of ($4.74) by the Class A conversion ratio of 0.007888.
6. Book Value per Share
     Book value per share is calculated by dividing company shareholders’ equity by common shares outstanding at the end of the period. The equivalent pro forma book value per share is calculated by multiplying the pro forma Clean Diesel Technologies, Inc. per share amount by the CSI Class A common stock exchange ratio of 0.007888.

INFORMATION ABOUT CSI
Background and the Merger
          Clean Diesel is a Delaware corporation formed in 1994 as a wholly-owned subsidiary of Fuel Tech, Inc., a Delaware corporation (formerly known as Fuel-Tech N.V., a Netherlands Antilles limited liability company) (“Fuel Tech”). Clean Diesel was spun-off by Fuel Tech in a rights offering in December 1995. Since inception, and as set forth in the description of its business included in its annual report on Form 10-K for the year ended December 31, 2009 and incorporated by reference herein, Clean Diesel has developed a substantial portfolio of patents and related proprietary rights and extensive technological know-how.
          On October 15, 2010, our wholly-owned subsidiary, CDTI Merger Sub, Inc., merged with and into CSI, as contemplated by the Merger Agreement. On October 15, 2010, prior to the Merger, we also effected a one-for-six reverse stock split. When we refer to our shares of common stock on a “post-split” basis, it means after giving effect to the one-for-six reverse stock split. The Merger was accounted for as a reverse acquisition and, as a result, our company’s (the legal acquirer) consolidated financial statements will, in substance, be those of CSI (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of our company being included effective from the date of the closing of the Merger.
          CSI is a California corporation formed in 1996, has over 25 years of experience in the heavy duty diesel systems market through its Heavy Duty Diesel Systems division and has proven technical and manufacturing competence in the light duty vehicle catalyst market which meets auto makers’ most stringent requirements. CSI’s Catalyst division has supplied over 9 million catalyst parts to light duty vehicle customers since 1996. CSI’s business is organized into two divisions: its Heavy Duty Diesel Systems division and its Catalyst division.
          Following the Merger, we are now a vertically integrated global manufacturer and distributor of emissions control systems and products, focused in the heavy duty diesel and light duty vehicle markets. As a cleantech company, we utilize our proprietary patented Mixed Phase Catalyst (MPC®) technology, as well as our ARIS® selective catalytic reduction; Platinum Plus® Fuel-Borne Catalyst (FBC), and other technologies to provide high-value sustainable solutions to reduce emissions, increase energy efficiency and lower the carbon intensity of on- and off-road engine applications. We, along with our wholly-owned subsidiary, CSI, are now headquartered in Ventura, California and currently have operations in the United States, Canada, the United Kingdom, France, Japan and Sweden as well as an Asian joint venture.
CSI’s Business
The following is a description of CSI’s business, which we are in the process of integrating with our operations.
Overview

CSI is a vertically integrated global manufacturer and distributor of emissions control systems and products, focused in the heavy duty diesel, and light duty vehicle markets. Utilizing its proprietary patented Mixed Phase Catalyst (MPC®) technology, CSI’s emissions control systems and products are designed to deliver high value to its customers while benefiting the global environment through air quality improvement, sustainability and energy efficiency.

CSI, a California corporation formed in 1996, has over 25 years of experience in the heavy duty diesel systems market through its Heavy Duty Diesel Systems division and has proven technical and manufacturing competence in the light duty vehicle catalyst market which meets auto makers’ most stringent requirements. CSI’s Catalyst division has supplied over 9 million catalyst parts to light duty vehicle customers since 1996. CSI’s business is organized into two divisions: its Heavy Duty Diesel Systems division and its Catalyst division.
•	Heavy Duty Diesel Systems Division. CSI’s Heavy Duty Diesel Systems division is a leading environmental business specializing in the design and manufacture of verified exhaust emissions control solutions. Globally, CSI’s Heavy Duty Diesel Systems division offers a full range of products for the original equipment manufacturer (OEM), occupational health driven and verified retrofit markets through its Engine Control Systems (ECS) subsidiary. These ECS-branded products are used to reduce exhaust emissions created by on-road, off-road and stationary diesel and alternative fuel engines including propane and natural gas.

•	Catalyst Division. CSI’s Catalyst division houses its proprietary MPC® technology. This technology enables CSI to produce catalyst formulations for gasoline, diesel and natural gas induced emissions that offer superior performance, proven durability and cost effectiveness for multiple markets and a wide range of applications. Using its proprietary MPC® technology, CSI has developed a family of unique high-performance catalysts — with base-metals or low platinum group metal and zero-platinum group metal content — to provide increased catalytic performance and value for technology-driven automotive industry customers.
          From November 22, 2006 through the Merger, CSI’s common stock was listed on the AIM of the London Stock Exchange (AIM: CTS and CTSU), and it currently has operations in the United States, Canada, France, Japan and Sweden as well as an Asian joint venture. CSI reported revenues of $50.5 million for the year ended December 31, 2009 and revenues of $36.3 million for the nine months ended September 30, 2010.
          Market Overview
          Governments around the world have adopted tighter emission standards related to nitrogen oxide and particulate matter from diesel-powered vehicles and various regulatory programs have been put in place to address the millions of diesel engines already in use.
          According to the U.S. Environmental Protection Agency (EPA), reducing emissions from diesel engines is one of the most important air quality challenges facing the country today. The EPA established the National Clean Diesel Campaign to promote diesel emission reduction strategies. The National Clean Diesel Campaign includes regulatory programs to address new diesel engines as well as innovative programs to address the millions of diesel engines already in use. Diesel engines power the movement of goods across the nation, help construct buildings, help build roads, and carry millions of children to school each day. While diesel engines provide mobility and are critical to the nation’s economy, exhaust from diesel engines contains pollutants that negatively impact human health and the environment. Diesel engines emit large amounts of nitrogen oxide, particulate matter and air toxics, which contribute to serious public health problems. The EPA estimates that more than 20 million diesel engines in operation today do not meet the new clean diesel standards, yet the engines can continue to operate for 20 to 30 years.
          Current techniques for diesel engines to meet emissions standards require the use of several methods, including diesel oxidation catalysts, catalyzed diesel particulate filters, and selective catalytic reduction systems.
          Similar standards have been adopted worldwide to regulate the emissions of nitrogen oxide, particulate matter, carbon monoxide and carbon dioxide from motor vehicles. In the United States, emissions standards are managed by the EPA. The state of California has special dispensation to promulgate more stringent vehicle emissions standards, and other states may choose to follow either the national or California standards.
          According to a 2005 EPA study, the largest emission of nitrogen oxide came from on-road motor vehicles, with the second largest contributor being non-road equipment which is mostly gasoline and diesel engines. The study also lists on-road vehicles as the second largest source of volatile organic compounds at 26%, with and 19% from non-road equipment. According to the same study, on-road vehicles were responsible for 60% of carbon monoxide emissions and motor vehicle use is increasing. Nationwide, three-quarters of carbon monoxide emissions come from on-road motor vehicles (cars and trucks) and non-road engines (such as boats and construction equipment). Control measures have reduced pollutant emissions per vehicle over the past 20 years, but the number of cars and trucks on the road and the miles they are driven have doubled in the past 20 years. Vehicles are now driven two trillion miles each year in the United States. With more and more cars traveling more and more miles, growth in vehicle travel may eventually offset progress in vehicle emissions controls.
Emission control catalysts eliminate dangerous engine pollutants from a range of fuels, including gasoline, diesel, natural gas and alternative fuels.
CSI’s target markets include:
•	Diesel. United States and European legislation requires significant reduction in particulate matter and nitrogen oxide emissions from off-road diesel vehicles to be phased in through 2015, including reductions in particulate matter, which began in 2009. Catalysts using traditional technology will require high loadings of platinum group metals to comply with these standards, and diesel engine manufacturers are very concerned about the high price of these units. Additionally, OEMs complying with existing on-road legislation will be looking for more cost-effective suppliers for existing technology applications as well as potential expansion into urea-based selective catalytic reduction technologies. This growing market is highly driven by increasingly stringent worldwide regulatory standards and is frequently funded by both public and private sources for early, voluntary compliance.

•	Automotive. Since 2005, 100% of new cars sold in the United States and over 90% of all new cars sold worldwide have been equipped with a catalytic converter as the principal means of meeting emissions standards (Manufacturers of Emissions Controls Association, Clean Air Facts, The Catalytic Converter: Technology for Clean Air). The regulations controlling auto emissions in countries throughout the world have become increasingly restrictive and will continue to tighten in the future.
          CSI’s catalysts and heavy duty diesel systems, which utilize its proprietary MPC® technology provide customers with high value-added, cost-effective and efficient emission control systems. CSI is a vertically-integrated provider of emission control systems whose customers benefit from purchasing systems where the embedded catalyst technology is optimized for system performance.
          Competitive Advantages
          CSI’s proprietary patented MPC® technology was developed in response to the need for a more cost-effective solution for automotive catalytic converters as emission standards around the world continue to tighten. Traditional automotive catalytic coating technologies currently utilize high loadings of platinum group metals — platinum, palladium and rhodium — to satisfy performance requirements mandated by governmental regulations, resulting in high costs to the automotive OEMs. Platinum group metals have become increasingly expensive over the past 15 years due to growing demand and limited supply. In 2009, the average troy ounce costs of platinum group metals were $263 for palladium, $1,203 for platinum and $1,442 for rhodium compared to the base metals used in certain of CSI’s catalysts that cost less than $1 per troy ounce. CSI’s technology offers performance equal to or exceeding that of competing catalytic coatings with a significant reduction in platinum group metal loadings. In addition, increasingly stringent emission standards for diesel engines and gas turbines continue to drive demand for superior catalytic solutions in the diesel and energy markets.
          CSI believes that its technology and products represent a fundamentally different emissions control solution, which delivers the following key benefits:
•	Broad Portfolio of Verified heavy duty diesel systems. CSI offers one of the industry’s most comprehensive portfolio of system products that have been evaluated and verified (approved) by the EPA and the California Air Resources Board (CARB) for use in engine retrofit programs, as well as in several European countries. CSI has a thorough understanding of the verification process and the demonstrated ability to get products broadly verified specifically for the retrofit market.

•	Superior Catalyst Performance. CSI’s proprietary MPC® technology enables it to produce catalytic coatings capable of significantly better catalytic performance than previously available. CSI has achieved this demonstrated performance advantage by creating a catalyst using unique nanostructures with superior stability under prolonged exposure to high temperatures. This nanostructure technology enables the oxide catalysts in its compounds to resist sintering, or fusing, thereby maintaining a high catalytic surface area. As a result, in heavy duty diesel and automotive applications, CSI’s catalyst formulations are able to maintain high levels of performance over time using substantially lower platinum group metals than products previously available.

•	Significant Cost Advantage. In the automotive market in particular, where platinum group metal costs represent a large portion of manufacturers’ costs, a significant benefit of CSI’s catalyst technology is that it offers performance equal to or exceeding that of competing catalytic coatings with a 30% — 80% reduction in platinum group metal loadings.

•	Wide Range of Catalyst Applications. CSI’s proprietary technology is a design approach, as opposed to a single chemical formulation. CSI has developed its technology since inception as a platform that can be tailored for a range of different industrial applications. Specifically, CSI’s formulations can be tailored in two distinct ways. First, the oxide compounds used in its formulations can be adapted for specific applications by adding to them, or doping them with, a wide range of chemical elements, a process known as tuning. By contrast, the catalyst offerings of its competitors can be tuned only by adjusting the platinum group metal content. Second, CSI is able to vary the mixtures of its compounds to create customized solutions for specific applications. These two independent design mechanisms allow for customization and optimization for different vehicle platforms within the auto industry, complex heavy duty diesel equipment for the OEM, aftermarket and retrofit markets, and for completely different applications in the energy sector, such as selective catalyst reduction nitrogen oxide control for industrial and utility boilers, process heaters, gas turbines and generator sets. CSI offers a full range of EPA and CARB verified heavy duty diesel emission control products.

•	Proven Durability. CSI’s products and systems have undergone substantial laboratory and field testing by its existing and prospective customers and have demonstrated their durability and reliability in a wide range of applications in actual use for many years. In addition, CSI’s products and systems have achieved numerous certifications and match or exceed industry standards.

•	Compatibility with Existing Manufacturing Infrastructure and Operating Specifications. Catalytic converters using CSI’s catalysts are compatible with existing automotive manufacturing processes as well as specific vehicle operating specifications. There is no need for CSI’s customers to change their manufacturing operations, processes, or how their products operate, in order to utilize its proprietary technology. CSI’s heavy duty diesel emission control products and solutions are engineered to each customer’s specific application and designed to deliver custom and industry-leading solutions that meet or exceed environmental mandates.
          Strategy
          CSI’s strategy is to grow a diversified, vertically integrated emissions control business. CSI is focused on certain segments that will benefit most from its unique catalyst technology and strengths in the heavy duty diesel emission systems space. Over the last several years, CSI’s Catalyst division has made several advances in low platinum group metal and zero- platinum group metal technology, as well as in the ability to tailor catalyst performance to particular environments. In addition, the catalyst technology has been proven to provide benefit outside the traditional light duty vehicle and gasoline markets such as the heavy duty diesel markets. CSI’s Heavy Duty Diesel Systems division has a proven track record spanning several decades and has one of the broadest ranges of EPA and CARB verified emission systems and products. Vertical integration enables CSI to offer systems products incorporating customized catalysts. This ability is unique in the emission control industry.
          Vertical Integration
          CSI believes that its strategy of vertical integration provides several advantages in each of its divisions. These advantages include reduced manufacturing and delivery times, lower costs, direct sourcing of raw materials and quality control. CSI also believes that it offers significant added value to its customers by providing a full range of vertically-integrated services including catalyst design and customization, subsystem concept design and application engineering, product prototyping and development, and efficient pre-production, short-run and high volume manufacturing. CSI believes that its vertical integration differentiates it from many of its competitors and provides value to its customers who can rely on CSI to be an integrated supplier. CSI intends to continue to leverage its vertically integrated services to create greater value for its customers in the design and manufacture of CSI products.
          Capitalize on growing market for heavy duty diesel systems
          CSI’s Heavy Duty Diesel Systems division operates in a market that is expected to grow substantially over the next decade as new emission targets for nitrogen oxide reduction are legislated in North America and Europe, and similar legislation is enacted in major countries such as China and India. In addition, CSI expects to benefit from the trend toward additional government spending to reduce emissions as evidenced by the American Recovery and Reinvestment Act of 2009 (commonly referred to as the “Stimulus Bill”). With a broad array of existing products, new products in the pipeline and with the benefit of CSI’s catalyst technology, CSI expects to benefit from this market growth.
          Focused growth of catalyst business
          CSI’s Catalyst division is focused on gaining more business from existing light duty vehicle customers and selectively acquiring new customers who value the benefits of CSI’s technology. In addition, this division will increase its presence in the growing off-road and on-road heavy duty diesel catalyst markets through organic growth and key partnerships. The development and production of catalysts to supply the Heavy Duty Diesel Systems division is a top priority.
          Partnerships and Acquisitions
          CSI’s Heavy Duty Diesel Systems division has been strengthened through the expansion of its North American distribution channel and through partnerships with major companies operating in the on-road heavy duty diesel markets. CSI may selectively enter new partnerships to acquire new technologies or distribution capabilities. In addition, given the fragmented nature of this industry, CSI expects to target complementary businesses for acquisition.
          CSI’s Catalyst division participates in a joint venture in Asia (described below under “Asian Joint Venture”). This division will continue to seek partnerships that may encompass technology sharing, manufacturing or distribution, in order to expand presence in the heavy duty diesel on-road and off-road markets. Opportunities to monetize CSI’s intellectual property estate outside these areas may be pursued through sale and licensing or through partnerships to maximize the return on its investment.
          MPC® Technology
          CSI’s break through proprietary catalyst technology is the core of its business. CSI has developed and patented intellectual property rights to a novel technology for creating and manufacturing catalysts known as mixed phase catalyst (MPC®). CSI’s technology involves the self-assembly of a ceramic oxide matrix with catalytic metals precisely positioned within three-dimensional structures.
          The MPC® design gives its catalyst products two critical attributes that differentiate them from competing offerings:
•	Superior stability that allows heat, resistance and high performance with very low levels of precious metals; and

•	Base metal activation allows base metals to be used instead of costly platinum group metals without compromising catalytic performance.
          CSI protects this proprietary technology, along with its other intellectual property, through the use of patents, trade secrets and registered and common law trademarks. See “— Intellectual Property” below.
          Products
          Heavy Duty Diesel Systems Division
          CSI’s Heavy Duty Diesel Systems division offers a full range of products globally for OEM, occupational health driven and verified retrofit markets for the reduction of exhaust emissions of on-road, off-road and stationary diesel and alternative fuel engines including propane and natural gas. These division products include closed crankcase ventilation systems, diesel oxidation catalysts, diesel particulate filters, alternative fuel products and exhaust accessories.
          Closed Crankcase Ventilation Systems
          Contaminated crankcase emissions are a serious problem for diesel engine owners and the environment. These emissions are a result of gas escaping past the piston rings due to high cylinder pressure into the crankcase. In the crankcase, these gases are contaminated with oil, mist, water, etc. These contaminated emissions escape through the engine breather into the engine compartment and the engine intake system or into the environment in general. Closed crankcase ventilation systems assist in elevating the level of exhaust emission reduction by eliminating crankcase emissions.
          In combination with select emission control solutions, CSI’s ECS-branded verified closed crankcase ventilation system elevates the level of exhaust emission reduction by eliminating crankcase emissions. Unlike exhaust emissions, crankcase gases normally escape into the environment through the crankcase vent tube. CSI’s closed crankcase ventilation system is a truly closed crankcase ventilation system that effectively eliminates 100% of crankcase emissions at all times. The system is designed to improve passenger compartment air quality, which is especially important in all types of buses (school, shuttle, urban, etc.), as well as refuse and municipal fleets, while improving air quality for personnel working in the vicinity of an operating piece of equipment. In addition, the system increases efficiency by reducing fouling in the engine compartment of charge air coolers, radiators, etc. Closed crankcase ventilation systems have been proven by the EPA to reduce pollutants released from closed crankcases when combined with a diesel oxidation catalyst, by up to 40%. When paired with a diesel oxidation catalyst, CSI’s closed crankcase ventilation systems can lead to a cleaner engine environment, improve vehicle and equipment reliability with less need for maintenance, keep the engine compartment as well as components cleaner, and, reduce the use of oil and lower vehicle operating costs. CSI’s ECS-branded line of closed crankcase ventilation systems are EPA verified, helping customers not only lower emissions, but lower operating costs as well.
          Diesel Oxidation Catalysts
          A diesel oxidation catalyst is a device that utilizes a chemical process in order to break down pollutants from diesel engines in the exhaust stream, turning them into less harmful components. They are normally a honeycomb shaped configuration coated in a catalyst designed to trigger a chemical reaction to reduce particulate matter. A diesel oxidation catalyst is an excellent example of a device that can be utilized to upgrade a diesel engine or “retrofit” it in order to pollute less. Diesel oxidation catalysts typically reduce emissions of particulate matter by 20% to 40% or more.
          CSI has two verified diesel oxidation catalysts: the AZ Purifier and Purimuffler®. When combined with its ECS-branded closed crankcase ventilation system, these diesel oxidation catalysts increase EPA verified particulate matter reduction to 40% for most 1991 to 2004 medium and heavy duty on-road engine applications. CSI also offers ECS-branded DZ and EZ Purifier diesel oxidation catalysts supported on a metallic substrate, which affords exceptionally low exhaust restriction and resistance to vibration. CSI’s DZ series of diesel oxidation catalysts were the first in the industry to feature quick release band clamps. This allows the center body to be readily removed for periodic engine-out opacity measurements or for purifier cleaning. The DZ Purifier is also available with modular add-on DMS and DMXS silencers. The EZ Purifier offers the same metallic substrate based catalyst as the DZ Purifier but in an all-welded purifier to afford the most compact size and lower cost.
          Diesel Particulate Filters
          A diesel particulate filter is a device designed to remove diesel particulate matter, or soot, from the exhaust of diesel engines. Diesel particulate filters typically remove more than 85% to 90% of the soot found in diesel emissions. Diesel-powered vehicles that are equipped with a diesel particulate filter emit no visible black carbon emissions from the exhaust pipe and are far less harmful to the environment and the general health of people in the vicinity. Diesel particulate filter systems can employ catalyst systems to passively oxidize accumulated soot as well as active regeneration strategies where external energy sources are employed to initiate thermal oxidation. CSI markets both passively and actively regenerating diesel particulate filters under the Purifilter®, Combifilter®, Purifilter® Plus and Cattrap® brand names.
•	Purifilter® was the first passively regenerating diesel particulate filter to attain an industry-leading 90% particulate matter emissions reduction credit value. CSI believes its Purifilter® is more efficient than competing products as it is manufactured with silicon carbide substrates, which offer superior filtration and durability compared to other diesel particulate filter materials. The Purifilter® employs a base and precious metal catalyst impregnated onto the silicon carbide diesel particulate filter surface to passively oxidize accumulated particulate while complying with stringent CARB limits on nitrogen dioxide emissions.

•	Combifilter® is an actively regenerated diesel particulate filter system that typically removes over 90% of particulate matter while reducing nitrogen dioxide emissions. The system is comprised of electric heating elements integrated with a diesel particulate filter and silencer assembly. Periodically the system is plugged into an off-board regeneration control panel or station to energize the electric elements when the engine is not in service. Unlike passively regenerating diesel particulate filters that rely on minimum exhaust temperature conditions to initiate the catalytic oxidation of accumulated soot, Combifilter® equipped engines are simply plugged in when not in service to heat the filter to a temperature where oxygen can directly oxidize the soot.

•	Purifilter® Plus combines the benefits of Combifilter’s® active regeneration with Purifilter’s® passive operation to provide the combined benefits of both products. Purifilter® Plus employs a passive Purifilter® diesel particulate filter to allow extended periods of passive operation with periodic active regeneration (i.e., weekly, biweekly, every preventative maintenance, etc.). This combination increases Purifilter® tolerance of colder duty cycle variations and provides a proactive fleet management tool that improves vehicle uptime and insures low backpressure and fuel economy. Periodic active regeneration via connection to a common off-board regeneration station allows on-board filter service that virtually eliminates the need to remove a diesel particulate filter except for de-ashing at 1500 engine hour intervals. CSI believes that Purifilter® Plus is the perfect solution for high utilization fleets (i.e., cargo handling at ports) or rental construction fleets who need a quick way to insure the condition of diesel particulate filters installed on rental equipment to a wide variety of customers with different equipment uses.

•	Cattrap® is a passively regenerating diesel particulate filter designed specifically for mining and other heavy industrial applications. Cattrap® employs an advanced base metal soot ignition catalyst system which eliminates diesel particulate emissions in excess of 85%, while actually reducing toxic nitrogen dioxide emissions. Because it is listed on the United States Mine Safety Health Administration (MSHA) Table 2 List of Diesel Particulate Matter Control Technologies, CSI’s ECS-branded Cattrap® can be employed in mining environments where most other diesel particulate filters cannot.
          Alternative Fuel Products
          CSI designs and supplies products to address the emissions issues of liquefied petroleum gas and compressed natural gas fueled engines used in industrial applications such as forklifts, aerial platforms, etc.
          CSI’s TermiNOx® system converts any open-loop liquefied petroleum gas or compressed natural gas fueled off-road engine into a state of the art, digitally programmable, closed-loop, 3-way controlled engine that simultaneously reduces carbon monoxide, hydrocarbon and nitrogen oxide emissions by a CARB-verified 85 to 90%. In addition, the fuel efficiency of the vehicle typically improves by as much as 20%. TermiNOx® upgrades uncontrolled spark ignited engines used in industrial applications with state-of-the-art, electronic closed-loop fuel control and 3-way catalytic emissions control to reduce: smog-causing emissions by over 90%, toxic carbon monoxide emissions by over 85%, and fuel consumption by 10 to 20%.
          CSI also offers a 2-Way Purimuffler® product for liquefied petroleum gas, and gasoline industrial engines. CSI’s 2-Way Purimuffler® product features a built-in tube, referred to as a venturi, which introduces additional air into the catalytic muffler to insure high conversion of deadly carbon monoxide and reduction of hydrocarbon odors over the catalyst while preventing excessive exhaust temperatures.
          Exhaust Accessories and Miscellaneous Products
          CSI manufactures a wide array of ECS-branded exhaust accessories including connectors, elbows, mounting brackets, clamps, exhaust stacks and guards, and intake air components. These exhaust accessories are used as aftermarket replacement components or in the installation of ECS-branded OEM and verified retrofit products.
          The CombiClean® system utilizes economical, safe and environmentally friendly technology developed to clean diesel filters, whether it is a passive filter, or active, cordierite or silicon carbide filter. The cleaning process uses a gradual temperature increase with a constant air supply during the regeneration process in order to prevent damage to catalytic coatings and substrate materials. These systems are typically contained within stand alone units with protective enclosures to prevent injury due to accidental contact with hot surfaces and to prevent employee exposure to suspended air particles.

          The Back Pressure Monitor and Logger provides onboard monitoring of retrofitted emissions control systems, providing the operator notification of required maintenance. The Back Pressure Monitor and Logger also logs information for diagnostic purposes to facilitate engine and emission control system maintenance and reduce downtime.
          In addition, CSI has a pipeline of new heavy duty diesel systems products under development. CSI is working on the next generation of current product offerings and in growing the portfolio of systems products that incorporate its proprietary MPC® catalyst technology.
          Catalyst Division
          CSI’s Catalyst division produces catalyst formulations for gasoline, diesel and natural gas induced emissions that offer superior performance, proven durability and cost effectiveness for multiple markets and a wide range of applications. The Catalyst division products include catalysts for gasoline (light duty vehicle) engines, diesel engines and for energy applications.
          Catalysts for Gasoline (Light Duty Vehicle) Engines
          CSI’s technology for light duty vehicles significantly improves catalytic performance, is highly durable and cost-effective. CSI has developed unique nanostructures that are extremely thermally stable and resistant to sintering. Catalytic converters using CSI’s technology have superior catalytic performance, can cost substantially less as a result of significantly reduced platinum group metal or zero- platinum group metal loadings, have comparable or better durability and are physically and operationally compatible with all existing manufacturing processes and operating requirements. CSI’s solution is based on industry-leading, patent-protected technology and a scalable manufacturing business model.
          Catalysts for Diesel Engines
          Diesel engines are more durable and are more fuel efficient than gasoline engines, but can pollute significantly more. Current techniques for diesel engines to meet emissions standards require the use of several methods, including diesel oxidation catalysts, catalyzed diesel particulate filters and selective catalytic reduction systems. CSI has been producing diesel oxidation catalysts since 2000. In addition, CSI is working with leading heavy duty diesel engine and substrate manufacturers to develop diesel oxidation catalysts, catalyzed diesel particulate filters and selective catalytic reduction systems utilizing its catalyst technology to meet United States and European light and heavy duty regulations with minimal or no platinum group metals. CSI offers a full range of catalyst products for the control of carbon monoxide, hydrocarbons, particulate matter and nitrogen oxide in light and heavy duty applications.
          Catalysts for Energy Applications
          CSI develops and manufactures catalysts for use in selective catalytic reduction and carbon monoxide reduction systems, which are used to reduce nitrogen oxide and carbon monoxide emissions from major utility plants, industrial process plants, OEMs, refineries, food processors, product manufacturers and universities. CSI’s customized catalysts provide design flexibility and its proprietary MPC® coating technology allows for optimal temperature operation of the plant and an overall superior system design when compared to existing technologies. CSI has achieved this demonstrated performance advantage by creating a catalyst using unique nanostructures with superior stability under prolonged exposure to high temperatures.
          In addition to the portfolio of products already developed from its proprietary MPC® technology platform CSI has a pipeline of new products under development. CSI is working on the next generation of its current product offerings and in growing the portfolio of zero-platinum group metal products and verified technologies.
          Research and Development
          CSI’s research and development in catalyst technology has resulted in a broad array of products for the light duty vehicle and heavy duty diesel markets. CSI’s greatest strength in the catalyst business lies in the technical sophistication and cost-to-performance ratio of its products. Product development in its Heavy Duty Diesel Systems division has resulted in a broad family of verified products and systems, with additional products in the pipeline.

CSI credits its accomplishments to strong engineering capabilities, an experienced team, streamlined product development processes and solid experience in the verification and approval process. CSI seeks to acquire competitive advantage through the use of customized catalysts for its emission control systems. CSI spent approximately $7.3 million and $8.9 million on research and development activities in the years ended December 31, 2009 and 2008, respectively.
          Manufacturing Operations
          CSI’s Heavy Duty Diesel Systems division engineers its emissions control products to customer-specific applications. CSI believes that this approach reduces installation or assembly time and optimizes operating uptime. CSI’s Heavy Duty Diesel Systems division works as the customer’s partner to deliver custom, industry leading solutions that address each customer’s particular environmental mandates. CSI’s heavy duty diesel systems are designed and manufactured in facilities located in Reno, Nevada, Thornhill, Ontario, and Malmö, Sweden.
          CSI’s Catalyst division developed an innovative and sophisticated manufacturing process for coating substrates using its MPC® catalytic coatings. CSI’s manufacturing process consists of mixing specially formulated catalytic coatings, applying the coatings to ceramic substrates, then firing the coated substrates in a furnace. The process of mixing and applying the various types of coatings onto high cell density substrates is complex and requires sophisticated manufacturing technology. CSI has been manufacturing automotive catalysts since 1999. CSI’s first generation manufacturing line, currently producing coated substrates for several vehicles, has satisfied all requirements for process control, accountability and quality required by its automotive customers. CSI’s second generation line has process control up to three times better than its first generation line and operates at significantly higher throughput. CSI’s manufacturing lines are designed to provide a high level of quality control at every step of the unique manufacturing process. CSI manufactures its catalysts in its leased manufacturing facility in Oxnard, California.
          CSI maintains ISO 9001:2000, ISO/TS 16949:2002 and ISO 14001:2004 certifications.
          CSI’s raw material requirements vary by division. The Catalyst division purchases ceramic substrates which are coated with specialty formulated catalysts comprised of platinum group metals and various chemicals. Platinum group metals are either provided on a consignment basis by the customers of the division or are purchased by CSI on behalf of the customer. In all cases, the risk of price fluctuations in these metals is borne by the customer. The Heavy Duty Diesel Systems division purchases filters, filters coated with catalysts and other materials to manufacture its emission systems, which are purchased from third party suppliers as well as internally from CSI’s Catalyst division.
          Sales and Marketing
          CSI sells its catalysts and heavy duty diesel systems directly worldwide, although CSI’s Asian joint venture partnership is responsible for manufacturing, sales and marketing of its catalysts in the Asian market including China, Japan and South Korea among other countries.
          CSI sells its heavy duty diesel system products to customers throughout the world using North American and European and dealers and distributors. The dealers and distributors receive a commission from CSI, which varies depending on the product sold. Customers purchase these heavy duty diesel system products to reduce emissions for either retrofit or OEM applications. Retrofit applications generally involve funded projects that use “approved systems” that are one-off in nature. Typical retrofit end-user customers include school districts, municipalities and other fleet operators. OEM customers include manufacturers of heavy duty diesel equipment such as mining equipment, vehicles, generator sets and construction equipment. The market for CSI’s heavy duty diesel systems products is heavily influenced by government funding of emissions control projects. In addition, adoption and implementation of diesel emission control regulations drives demand for its products.
          The catalyst industry is mainly comprised of a few suppliers serving large, sophisticated customers such as automobile manufacturers. Purchase cycles for catalysts tend to be long, resulting in generally predictable and stable revenue streams. Catalysts are technology intensive products that have a profound effect on the performance of the large, expensive systems in which they are embedded. Extensive interaction is required between catalyst manufacturers and their customers in the course of developing an effective, reliable catalyst for a particular application. For this reason it would appear that even the largest customers prefer to work with only two or three preferred catalyst suppliers on a specific application. The collaboration required for catalyst development and the technical hurdles involved in making effective and reliable catalysts create barriers to entry and provide an opportunity for catalyst manufacturers to earn attractive margins. CSI is an approved supplier of catalysts for major automotive manufacturers, including Honda and Renault. In addition, the Catalyst division targets large heavy duty diesel engine manufacturers as potential buyers of its catalyst products. CSI’s Heavy Duty Diesel Systems division is also a customer of CSI catalyst products.
          Asian Joint Venture
          In February 2008, CSI entered into an agreement with Tanaka Kikinzoku Kogyo Kabushiki Kaisha (TKK) to form a new joint venture company, TC Catalyst Incorporated (TCC) to manufacture and distribute catalysts in the Asia-Pacific territories including China, Japan, South Korea and other Asian countries.
          Under the terms of the agreement, CSI and TKK each originally owned 50% of TCC. TKK provided TCC with $1.0 million in equity and capital and $5.0 million in debt financing, while CSI provided $1.0 million of equity and licensed specific patents, and technology as well as intellectual property for use in the defined territory royalty free to the venture. In exchange for the licensed technology, TCC issued CSI a promissory note for JPY 500 million (approximately U.S. $4.7 million) that accrued interest at 2.8%, due in March 2018.
          In December of 2008, CSI entered into an agreement with TKK to alter the Joint Venture Agreement. CSI sold 40% of its ownership interest in TCC to TKK for $441,000, reducing its ownership share of TCC from 50% to 30%. CSI agreed to sell and transfer specific heavy duty diesel catalyst technology and intellectual property to TKK for use in the defined territory for a total selling price of $7.5 million. TKK agreed to provide that intellectual property to TCC on a royalty free basis. $5.0 million of the sale was completed and recognized as a gain in 2008, with the balance of $2.5 million being recognized in 2009. The promissory note from TCC was reduced from JPY 500 million to JPY 250 million. As a result of this sale, a gain of $5.0 million was recorded in fiscal 2008 and $2.5 million in fiscal 2009.
          In December of 2009, CSI entered into another agreement with TKK to further alter the Joint Venture Agreement. CSI sold 83% of its remaining ownership of TCC to TKK for $108,000, reducing its ownership share from 30% to 5%. CSI agreed to sell and transfer specific three-way catalyst technology and intellectual property for use in the defined territory for a total selling price of $3.9 million. TKK agreed to provide that intellectual property to TCC on a royalty-free basis. $3.9 million of the sale was completed and the full amount was recognized as a gain in January 2010. The promissory note with a remaining balance of JPY 250 million was retired.
          Competition
          CSI’s Heavy Duty Diesel Systems division competes directly against other companies that market verified products. Competitors with EPA verified products include: Donaldson Company, Inc., Cummins Emissions Solutions, Johnson Matthey plc, Caterpillar Inc. and BASF. Competitors with CARB verified products include: Johnson Matthey plc, Donaldson Company, Inc., Cleaire Advanced Emission Controls, LLC, Huss LLC, DCL International Inc., and Environmental Solutions Worldwide, Inc.
          The catalyst industry is concentrated with a few major competitors as a result of continuing consolidation through acquisitions. The major competitors are diversified enterprises with catalysts representing one of several lines of business. CSI competes directly against BASF Gmbh and Johnson Matthey plc in all of its catalyst markets. Other Catalyst division competitors include, Umicore Limited Liability Company and Haldor-Topsoe.
          Intellectual Property
          CSI’s intellectual property includes patent rights, trade secrets and registered and common law trademarks. In the past, CSI primarily protected its intellectual property, particularly in the area of three way catalysts (and especially in the automotive area) by maintaining its innovative technology as trade secrets. CSI believes that the protection provided by trade secrets for its intellectual property was the most suitable protection available for the automotive industry where its business initially started and in which it currently sells its commercial products. CSI’s automotive competitors also largely rely on trade secret protection for their innovative technology.
          Since CSI began pursuing additional catalyst markets, it has sought patent protection in relation to any new industries and new countries in which it expects to do business. CSI currently has 15 issued patents and 45 pending applications covering the following main technologies: fundamental catalyst formulations based on perovskite mixed metal oxides applicable to all catalyst markets, Mixed Phase Catalyst (MPC®) technology, platinum group metal-free catalysed diesel particulate filter, selective catalytic reduction, diesel oxidation catalyst, zero-platinum group metal three-way catalyst formulations, and exhaust systems for diesel engines incorporating particulate filters.
          CSI now relies on a combination of trade secrets, know-how, trademark registrations, employee and third-party nondisclosure agreements, as well as patents in selective areas and other protective measures to protect its intellectual property rights pertaining to its products and technology.
          CSI currently has registered trademarks for CSI®, CATALYTIC SOLUTIONS®, its logo, MPC®, BARETRAP®, CATTRAP ®, COMBICLEAN®, COMBIFILTER®, PURIFILTER®, PURIMUFFLER®, TERMINOX® and UNIKAT®.
          Regulation
          CSI is committed to complying with all federal, state and international environmental laws governing production, use, transport and disposal of substances and control of emissions.
          In addition to governing its manufacturing and other operations, these laws often impact the development of CSI emissions control products, including, but not limited to, required compliance with emissions standards applicable to new product diesel, gasoline and alternative fuel engines. These regulations include those developed in Japan, in the United States by the EPA and CARB and in the E.U. by the European Environment Agency.
          Many of CSI’s products must receive regulatory approval prior to sale. In the United States, regulatory approval is obtained from the EPA or CARB through a verification process. The verification process includes a thorough technical review of the technology as well as tightly controlled testing to quantify statistically significant levels of emission reductions. For example, the EPA verification process begins with a verification application and a test plan. Once this is completed, the testing phase begins and is then followed by a data analysis to determine if the technology qualifies for verification. Once a technology is placed on the verified technologies list and 500 units are sold, the manufacturer is responsible for conducting in-use testing and reporting of results to the EPA. Similar product approval schemes exist in other countries around the world.
          Employees
          As of September 30, 2010, CSI had 149 full time employees and 2 part time employees. Among the full time employees, 14 were senior management, 9 were in research and development, 22 were in marketing and business development, 13 were in administration and 91 were in manufacturing operations. Among the two part time employees, one was in administration and the other was in manufacturing operations.
Properties
          CSI occupies approximately 2,700 square feet of office space at 4567 Telephone Road, Suite 206, Ventura, California, under a lease agreement that expires on August 31, 2013 for its corporate headquarters.
          CSI’s heavy duty diesel division uses approximately 51,000 square feet of space in Ontario, Canada under a lease agreement that expires on December 31, 2018 for administrative, research and development, manufacturing, sales and marketing functions; and approximately 54,000 square feet of space in Reno, Nevada under a lease agreement that expires on January 31, 2015 for sales and manufacturing purposes. CSI also owns a 6,700 square foot condominium in Malmö, Sweden used for administrative, research and development and European sales and marketing.
          CSI’s Catalyst division uses approximately 77,500 square feet of space in Oxnard, California under four separate lease agreements that expire on December 31, 2011, March 31, 2012 and two on December 31, 2012 for manufacturing and research and development. This space includes a warehouse that is also used for shipping and receiving. The Catalyst division also leases 624 square feet of office space near Paris in Gif sur Yvette, France under a lease agreement that provides for expiration as early as July 31, 2011, but no later than July 31, 2017, that is used for sales; and approximately 767 square feet of space in Tokyo, Japan under a lease agreement that expires on June 15, 2013, which is used for sales and marketing purposes.

          CSI does not anticipate the need to acquire additional space in the near future and considers its current capacity to be sufficient for current operations and projected growth. As such, CSI does not expect that its rental costs will increase substantially from the amounts historically paid in 2009.
Legal Proceedings
          In August 2008, CSI acquired the assets of Applied Utility Systems, Inc. (or “AUS”) pursuant to an Asset Purchase Agreement dated August 28, 2006. In connection with the execution of the purchase agreement, the seller entered into a consulting agreement and a non-compete agreement. These agreements were the subject of a number of disputes that were settled in October 2010 as described in the Form 8-K filed on October 21, 2010, which is incorporated by reference herein.
          In addition to the foregoing, CSI is involved in legal proceedings from time to time in the ordinary course of its business. CSI does not believe that any of these claims and proceedings against it is likely to have, individually or in the aggregate, a material adverse effect on its consolidated financial condition or results of operations. For more information relating to CSI’s legal proceedings see Notes 19 and 21 to CSI’s Annual Consolidated Financial Statements and Note 12 to CSI’s Interim Condensed Consolidated Financial Statements, all of which are incorporated by reference into this registration statement on Form S-1.

CSI MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
     The Merger was accounted for as a reverse acquisition and, as a result, our company’s (the legal acquirer) consolidated financial statements will, in substance, be those of CSI (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of our company being included effective from the date of the closing of the Merger. Because the first period for which we will publish financial statements and report our results of operations as a consolidated company will be for the year ended December 31, 2010, we have included in this prospectus CSI’s management’s discussion and analysis of its financial condition and results of operations for the three and nine months ended September 30, 2010, as well as the years ended December 31, 2009 and 2008, and have incorporated by reference the financial statements and related notes for such periods. We have also included pro forma financial information reflecting the Merger in this prospectus. See “Unaudited Pro Forma Condensed Combined Financial Statements.” For information regarding our financial condition and results of operations as well as our financial statements and related notes thereto reflecting our business as a stand-alone company for periods prior to the Merger, please see our annual report on Form 10-K for the year ended December 31, 2009 and our quarterly reports on Form 10-Q, which are incorporated by reference herein.
          The following discussion and analysis of CSI’s financial condition and results of operations should be read in conjunction with CSI’s annual consolidated financial statements and related notes and with CSI’s interim condensed consolidated financial statements and related notes incorporated by reference into this registration statement on Form S-1. This discussion contains forward-looking statements, the accuracy of which involves risks and uncertainties, see “Cautionary Statement Concerning Forward-Looking Statements.” CSI’s actual results could differ materially from those anticipated in these forward-looking statements for many reasons, as a result of many important factors, including the consolidation of our company for periods after October 15, 2010, as well as those set forth in the section titled “Risk Factors.”
Overview
          CSI is a global manufacturer and distributor of emissions control systems and products, focused in the heavy duty diesel and light duty vehicle markets. CSI’s emissions control systems and products are designed to deliver high value to its customers while benefiting the global environment through air quality improvement, sustainability and energy efficiency.
          Heavy Duty Diesel Systems Division: Through its Heavy Duty Diesel Systems division, CSI designs and manufactures verified exhaust emissions control solutions. CSI’s Heavy Duty Diesel Systems division offers a full range of products for the original equipment manufacturer, or OEM, occupational health driven and verified retrofit markets that reduce exhaust emissions created by on-road, off-road and stationary diesel and alternative fuel engines including propane and natural gas. Revenues from CSI’s Heavy Duty Diesel Systems division accounted for approximately 51% of its total consolidated revenues for the year ended December 31, 2009 and 63% of its total consolidated revenues for the nine months ended September 30, 2010.
          Catalyst Division: Through its Catalyst division, CSI produces catalyst formulations for gasoline, diesel and natural gas induced emissions that are offered for multiple markets and a wide range of applications. A family of unique high-performance catalysts has been developed — with base-metals or low platinum group metal and zero-platinum group metal content — to provide increased catalytic function and value for technology-driven automotive industry customers. CSI’s technical and manufacturing competence in the light duty vehicle market is aimed at meeting auto makers’ most stringent requirements, and CSI has supplied over nine million parts to light duty vehicle customers since 1996. In addition to auto makers, CSI also provides catalyst formulations for its Heavy Duty Diesel Systems division. Revenues from CSI’s Catalyst division accounted for approximately 49% of its total consolidated revenues for the year ended December 31, 2009 and 37% of its total consolidated revenues for the nine months ended September 30, 2010.
Sources of Revenues and Expenses
Revenues
          CSI generates revenues primarily from the sale of its emission control systems and products. CSI generally recognize revenues from the sale of its emission control systems and products upon shipment of these products to its customers. However, for certain customers, where risk of loss transfers at the destination (typically the customer’s warehouse), revenue is recognized when the products are delivered to the destination (which is generally within five days of the shipment).
Cost of revenues
          CSI’s cost of revenues consists primarily of its direct costs for the manufacture of its emission control systems and products, including cost of raw materials, costs of leasing and operating manufacturing facilities and wages paid to personnel involved in production, manufacturing quality control, testing and supply chain management. In addition, cost of revenues include normal scrap and shrinkage associated with the manufacturing process and a expense from write down of obsolete and slow moving inventory. CSI includes the direct material costs and factory labor as well as factory overhead expense in the cost of revenue. Indirect factory expense includes the costs of freight (inbound and outbound for direct material and finished goods), purchasing and receiving, inspection, testing, warehousing, utilities and deprecation of facilities and equipment utilized in the production and distribution of products.
Sales and marketing expenses
          CSI’s sales and marketing expenses consist primarily of compensation paid to sales and marketing personnel, and marketing expenses. Costs related to sales and marketing are expensed as they are incurred. These expenses include the salary and benefits for the sales and marketing staff as well as travel, samples provided at no-cost to customers and marketing materials.
Research and development expenses
          CSI’s research and development expenses consist of costs associated with research related to new product development and product enhancement expenditures. Research and development costs also include costs associated with getting its heavy duty diesel systems verified and approved for sale by the United States Environmental Protection Agency (EPA), the California Air Resources Board (CARB) and other regulatory authorities. These expenses include the salary and benefits for the research and development staff as well as travel, research materials, testing and legal expense related to patenting intellectual property. Also included is any depreciation related to assets utilized in the development of new products.
General and administrative expenses
          CSI’s general and administrative expenses consist primarily of compensation paid to administrative personnel, legal and professional fees, corporate expenses and regulatory, bad debt and other administrative expenses. These expenses include the salary and benefits for the administrative staff as well as travel, legal, accounting and tax consulting. Also included is any depreciation related to assets utilized in the general and administrative functions.
Recapitalization expenses
          CSI’s recapitalization expense consists primarily of the expense for legal, accounting and other advisory professional services as a result of CSI’s efforts in 2009 and 2010 to explore strategic opportunities resulting in the Merger with Clean Diesel.
Total other income (expense)
          CSI’s total other income (expense) primarily reflects interest expense and changes in the fair value of certain of its financial instrument liabilities related to the secured convertible notes, but also includes interest income as well as CSI’s share of income and losses from its Asian joint venture and income or losses from sale of fixed assets.

Critical Accounting Policies and Estimates
          The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures in the financial statements. Critical accounting policies are those accounting policies that may be material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and that have a material impact on financial condition or operating performance. While CSI bases its estimates and judgments on its experience and on various other factors that it believes to be reasonable under the circumstances, actual results may differ from these estimates under different assumptions or conditions. CSI believes the following critical accounting policies used in the preparation of its financial statements require significant judgments and estimates. For additional information relating to these and other accounting policies, see Note 2 to CSI’s Annual Consolidated Financial Statements and Note 1 to CSI’s Interim Condensed Consolidated Financial Statements as incorporated by reference into this registration statement on Form S-1.
Revenue Recognition
CSI generally recognizes revenue when products are shipped and the customer takes ownership and assumes risk of loss, collection of the related receivable is reasonably assured, persuasive evidence of an arrangement exists, and the sales price is fixed or determinable. Where installation services, if provided, are essential to the functionality of the equipment, CSI defers the portion of revenue for the sale attributable to installation until it has completed the installation. When terms of sale include subjective customer acceptance criteria, CSI defers revenue until the acceptance criteria are met. Concurrent with the shipment of the product, CSI accrues estimated product return reserves and warranty expenses. Critical judgments include the determination of whether or not customer acceptance criteria are perfunctory or inconsequential. The determination of whether or not the customer acceptance terms are perfunctory or inconsequential impacts the amount and timing of the revenue that CSI recognizes. Critical judgments also include estimates of warranty reserves, which are established based on historical experience and knowledge of the product.
Allowance for Doubtful Accounts
          The allowance for doubtful accounts involves estimates based on management’s judgment, review of individual receivables and analysis of historical bad debts. CSI monitors collections and payments from its customers and maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. CSI also assesses current economic trends that might impact the level of credit losses in the future. If the financial condition of CSI’s customers were to deteriorate, resulting in difficulties in their ability to make payments as they become due, additional allowances could be required, which would have a negative effect on CSI’s earnings and working capital.
Inventory Valuation
          Inventory is stated at the lower of cost or market. Cost is determined on the first-in, first-out method. CSI writes down inventory for slow-moving and obsolete inventory based on assessments of future demands, market conditions and customers who are expected to reduce purchasing requirements as a result of experiencing financial difficulties. Such assessments require the exercise of significant judgment by management. If these factors were to become less favorable than those projected, additional inventory write-downs could be required, which would have a negative effect on CSI’s earnings and working capital.
Accounting for Income Taxes
          CSI’s income tax expense is dependent on the profitability of its various international subsidiaries including those in Canada and Sweden. These subsidiaries are subject to income taxation based on local tax laws in these countries. CSI’s United States operations have continually incurred losses since inception. CSI’s annual tax expense is based on its income, statutory tax rates and available tax planning opportunities in the various jurisdictions in which it operates. Tax laws are complex and subject to different interpretations by the taxpayer and respective governmental taxing authorities. Significant judgment is required in determining CSI’s tax expense and in evaluating its tax positions including evaluating uncertainties. CSI reviews its tax positions quarterly and adjusts the balances as new information becomes available. If these factors were to become less favorable than those projected, or if there are changes in the tax laws in the jurisdictions in which CSI operates, there could be an increase in tax expense and a resulting decrease in CSI’s earnings and working capital.
          Deferred income tax assets represent amounts available to reduce income taxes payable on taxable income in future years. Such assets arise because of temporary differences between the financial reporting and tax bases of assets and liabilities, as well as from net operating loss and tax credit carry-forwards. CSI evaluates the recoverability of these future tax deductions by assessing the adequacy of future expected taxable income from all sources, including reversal of taxable temporary differences, forecasted operating earnings and available tax planning strategies. These sources of income inherently rely on estimates. To provide insight, CSI uses its historical experience and its short and long-range business forecasts. CSI believes it is more likely than not that a portion of the deferred income tax assets may expire unused and have established a valuation allowance against them. Although realization is not assured for the remaining deferred income tax assets, primarily related to foreign tax jurisdictions, CSI believes it is more likely than not that the deferred tax assets will be fully recoverable within the applicable statutory expiration periods. However, deferred tax assets could be reduced in the near term if CSI’s estimates of taxable income in certain jurisdictions are significantly reduced or available tax planning strategies are no longer viable.
Business Combinations
          Under the purchase method of accounting, CSI allocates the purchase price of acquired companies to the tangible and identifiable intangible assets acquired and liabilities assumed based on their estimated fair values. CSI records the excess of purchase price over the aggregate fair values as goodwill. CSI engages third-party appraisal firms to assist it in determining the fair values of assets acquired and liabilities assumed. These valuations require CSI to make significant estimates and assumptions, especially with respect to intangible assets. Critical estimates in valuing purchased technology, customer lists and other identifiable intangible assets include future cash flows that CSI expects to generate from the acquired assets. If the subsequent actual results and updated projections of the underlying business activity change compared with the assumptions and projections used to develop these values, CSI could experience impairment charges. In addition, CSI has estimated the economic lives of certain acquired assets and these lives are used to calculate depreciation and amortization expense. If CSI’s estimates of the economic lives change, depreciation or amortization expenses could be accelerated or slowed.
Goodwill
          CSI tests goodwill for impairment at the reporting unit level at least annually using a two-step process, and more frequently upon the occurrence of certain triggering events. Only CSI’s Heavy Duty Diesel Systems reporting unit has goodwill subject to impairment review, which totaled $4.2 million at December 31, 2009 and $4.3 million at September 30, 2010. Goodwill impairment testing requires CSI to estimate the fair value of its reporting unit. The estimate of fair value is based on internally developed assumptions approximating those that a market participant would use in valuing the reporting unit. CSI derived the estimated fair value of the Heavy Duty Diesel Systems reporting unit at December 31, 2009 primarily from a discounted cash flow model. Significant assumptions used in deriving the fair value of the reporting unit included: annual revenue growth over the next eight years ranging from 10.5% to 15.7%, long-term revenue growth of 3% and a discount rate of 25.3%. CSI deemed that estimating cash flows discretely for ten years was the most appropriate for its Heavy Duty Diesel Systems reporting unit, as this unit’s business growth is driven by changes in the regulation of diesel emissions. Regulations are planned to be increased in various countries over the next 10 years. These new emission regulations are a driver of business growth for the Heavy Duty Diesel Systems business. In order to take into account the business implications of such regulations, CSI estimated revenues and cash flows to meet the demands of this marketplace for a 10 year time period. The discount rate of 25.3% was developed based on a weighted cost of capital (WACC) analysis. Within the WACC analysis, the cost of equity assumption was developed using the Capital Asset Pricing Model (CAPM). The inputs in both the CAPM and the cost of debt assumption utilized in the WACC were developed for CSI’s Heavy Duty Diesel Systems reporting unit using data from comparable companies. While the revenue growth rates used are consistent with CSI’s historical growth patterns and consider future growth potential identified by management, there is no assurance such growth will be achieved. In addition, CSI considered the overall fair value of its reporting units as compared to the fair value of CSI. Because the estimated fair value of the reporting unit exceeded its carrying value by 6%, CSI determined that no goodwill impairment existed as of December 31, 2009; however, it is reasonably possible that future results may differ from the estimates made during 2009 and future impairment tests may result in a different conclusion for the goodwill of the Heavy Duty Diesel Systems reporting unit. In addition, the use of different estimates or assumptions by management could lead to different results. CSI’s estimate of fair value of the reporting unit is sensitive to certain factors, including but not limited to the following: movements in CSI’s share price, changes in discount rates and CSI’s cost of capital, growth of the reporting unit’s revenue, cost structure of the reporting unit, successful completion of research and development, capital expenditures, customer acceptance of new products, competition, general economic conditions and approval of the reporting unit’s product by regulatory agencies. CSI evaluated the reporting unit to assess if a triggering event occurred subsequent to December 31, 2009 through September 30, 2010 necessitating a detailed analysis (the first step in the two-step process) and concluded that no such triggering event had occurred in the HDD systems reporting unit.
Impairment of Long-Lived Assets Other Than Goodwill
          CSI evaluates long-lived assets, including intangible assets other than goodwill, for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable. An impairment is considered to exist if the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the assets. If an impairment does exist, CSI measures the impairment loss and records it based on discounted estimated future cash flows. In estimating future cash flows, CSI groups assets at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other asset groups. Considerable judgment is necessary to estimate the fair value of the assets and accordingly, actual results could vary significantly from such estimates. CSI’s most significant estimates and judgments relating to the long-lived asset impairments include the timing and amount of projected future cash flows. These estimates and judgments are based upon, among other things, certain assumptions about expected future operating performance and growth rates and other factors actual results of which may vary significantly. In light of such analysis, in 2008, CSI recorded a $4.9 million impairment charge and CSI wrote down the assets of its Catalyst division to fair value. This analysis was triggered by a combination of the following factors: historic losses in the Catalyst division, the overall downturn in the automotive sector and the expectation of a slow recovery in the automotive sector. CSI utilized a discounted cash flow model to estimate the fair value of the long-lived assets. The following two scenarios were given equal weighting in determining the future cash flows for purposes of both the recoverability test and fair value: (a) the Catalyst division achieves revenue growth of (2)%-50% per year over the next 5 years and (b) the Catalyst division continues to experience cash flow losses and does not achieve profitability. The cash flows were discounted using a 1.6% risk free interest rate. This analysis indicated that the assets of the Catalyst division were impaired and, accordingly, CSI wrote down the assets by $4.9 million, from $5.8 million to $0.9 million, which represented their estimated fair value as of December 31, 2008. In 2009 and again through September 30, 2010, CSI considered whether any events or changes in circumstance indicated that the carrying amount of its Catalyst division’s long-lived assets, totaling $703,000, may not be recoverable. With the recent disruption of sales announced (further discussed in the “Results of Operations” section below), CSI conducted a recoverability test on the fixed assets of the Catalyst division as of June 30, 2010 and concluded that the expected undiscounted cash flows associated with the assets substantially exceed their carrying value. CSI’s analysis utilized two different scenarios over a five year period with a probability weighting. One scenario assumed no additional program wins while the other scenario was based on a set of assumed program wins, resulting of revenue growth ranging from zero to 35% over the next 5 years. Each scenario also included a terminal value based upon an estimated value of intellectual property that could be sold off. No events occurred during the quarter ended September 30, 2010 that significantly altered the assumptions made at June 30, 2010 and would necessitate further analysis. For the remaining long-lived assets of CSI, all of which are included in the Heavy Duty Diesel Systems reporting unit, CSI concluded the expected undiscounted cash flows associated with these assets substantially exceed their carrying value. In the event that actual results differ from CSI’s forecasts or the future outlook diminishes, the future cash flows and fair value of these assets could potentially decrease in the future, requiring further impairment charges. Although CSI believes the assumptions and estimates it has made in the past have been reasonable and appropriate, different assumptions and estimates could materially affect its reported financial results. To the extent additional events or changes in circumstances occur, CSI may conclude that a non-cash impairment charge against earnings is required, which could have an adverse effect on its financial condition and results of operations.
Fair Value of Embedded Financial Instruments
          CSI’s secured convertible notes issued to investors (see “— Recent Developments — Capital Raise” below) in conjunction with the business combination with Clean Diesel contain two embedded financial instruments that require separate accounting at fair value: the premium redemption feature and the contingent equity forward. The estimate of fair value of such financial instruments involves unobservable inputs.
          The premium redemption instrument represents the fair value of the additional penalty premium of two times (2x) the outstanding principal amount plus the default interest that is due if the secured convertible notes are in default. This instrument is considered a put option, as subsequent to August 2, 2010, the noteholders had the option of demanding payment or providing additional time extensions. The fair value of the premium redemption instrument was estimated by calculating the present value of $4.0 million plus accrued interest, based on an assumed payment date (eleven months after default date) using a high yield discount rate of 17%, multiplied by an estimated probability of its exercise. The fair value of this instrument at September 30, 2010 was $0.4 million. A ten percentage point change in CSI’s estimated probability of exercise would increase or decrease the fair value by approximately $362,000.
          The contingent equity forward represents the additional $2.0 million that the investors committed to fund immediately prior to closing of the Merger. It is considered a commitment to purchase equity because the funding will only occur from the same events that will cause the secured convertible notes to automatically convert to equity. The fair value is estimated based on the intrinsic value of the forward discounted at a risk free rate multiplied by the estimated probability that the forward will fund. The fair value of this instrument at September 30, 2010 was $1.3 million. A ten percentage point change in CSI’s estimated probability of exercise would increase or decrease the fair value by approximately $140,000.
Stock-Based Compensation Expense
          CSI accounts for share-based compensation using fair value recognition and record stock-based compensation as a charge to earnings net of the estimated impact of forfeited awards. As such, CSI recognizes stock-based compensation cost only for those stock-based awards that are estimated to ultimately vest over their requisite service period, based on the vesting provisions of the individual grants.
          The process of estimating the fair value of stock-based compensation awards and recognizing stock-based compensation cost over their requisite service period involves significant assumptions and judgments. CSI estimates the fair value of stock option awards on the date of grant using a Monte Carlo univariate pricing model for awards with market conditions and the Black-Scholes option-valuation model for the remaining awards, which requires that CSI make certain assumptions regarding: (i) the expected volatility in the market price of its common stock; (ii) dividend yield; (iii) risk-free interest rates; and (iv) the period of time employees are expected to hold the award prior to exercise (referred to as the expected holding period). As a result, if CSI revises its assumptions and estimates, its stock-based compensation expense could change materially for future grants.
Legal and Other Contingencies
          CSI is subject to various claims and legal proceedings. Each reporting period CSI reviews the status of each significant legal dispute to which it is a party and assesses its potential financial exposure, if any. If the potential financial exposure from any claim or legal proceeding is considered probable and the amount can be reasonably estimated, CSI records a liability and an expense for the estimated loss, or the low end of the range if no amount in a range of estimated losses is more likely than the others. Significant judgment is required in both the determination of probability and the determination as to whether an exposure is reasonably estimable. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, CSI reassesses the potential liability related to its pending claims and litigation and revise its estimates accordingly. Such revisions in the estimates of the potential liabilities could have a material effect on its results of operations and financial position.
Recent Accounting Pronouncements
          On July 1, 2009, the Financial Accounting Standards Board, or FASB, released the FASB Accounting Standards Codification™, sometimes referred to as the “Codification” or “ASC.” The Codification does not change how CSI accounts for its transactions or the nature of related disclosures made, and was made effective for periods ending on or after September 15, 2009. Accordingly, references in this registration statement on Form S-1 are updated to reflect the Codification Topics as applicable.

          In October 2009, the FASB updated its guidance regarding accounting for multiple deliverable arrangements in order to require vendors to account for products and services (deliverables) separately rather than as a combined unit. These changes are effective prospectively for revenue arrangements entered into or materially modified in the fiscal years beginning on or after June 15, 2010 and early adoption is permitted. CSI does not expect the adoption of this accounting update to have a significant impact on its financial statements.
          In January 2010, the FASB issued guidance designed to improve disclosures about fair value measurements as well as disclosures related to significant transfers between each level and additional information about Level 3 activity. This guidance begins phasing in the first fiscal period after December 15, 2009, and CSI included such disclosures, as required, in its Interim Condensed Consolidated Financial Statements incorporated by reference into this registration statement on Form S-1.
          For additional discussion regarding these, and other recent accounting pronouncements, see Note 2 to CSI’s Annual Consolidated Financial Statements and Note 1 to CSI’s Interim Condensed Consolidated Financial Statements, incorporated by reference into this registration statement on Form S-1.
Recent Developments
Closing of Merger with Clean Diesel
          On October 15, 2010, following receipt of necessary shareholder approvals at CSI’s special meeting of shareholders and Clean Diesel’s annual meeting of stockholders, each held on October 12, 2010, Clean Diesel’s wholly-owned subsidiary, CDTI Merger Sub, Inc., merged with and into CSI, with CSI as the surviving corporation, all as contemplated by the Merger Agreement. CSI is now a wholly-owned subsidiary of Clean Diesel. Immediately prior the Merger, the investors in CSI’s capital raise (described below) acquired the remaining $2.0 million principal amount of secured convertible notes, and all $4.0 million of the secured convertible notes converted into CSI’s Class B common stock, which was then exchanged for shares of Clean Diesel common stock at the effective time of the Merger as contemplated by the Merger Agreement. Immediately prior the Merger, CSI also issued additional shares of common stock (which was designated as Class A common stock) to its then non-employee Directors, which along with $100,000 in cash, as payment in full for accrued Directors fees for periods prior to January 1, 2010.
          The Merger was accounted for as a reverse acquisition and, as a result, Clean Diesel’s (the legal acquirer) consolidated financial statements will, in substance, be those of CSI (the accounting acquirer), with the assets and liabilities, and revenues and expenses, of Clean Diesel being included effective from the date of the closing of the Merger. However, because the Merger was not completed until October 15, 2010, after the end of CSI’s most recent fiscal quarter on September 30, 2010, this Management’s Discussion and Analysis of Financial Condition and Results of Operations of CSI, the accounting acquirer, and CSI’s Interim Condensed Consolidated Financial Statements incorporated by reference into this registration statement on Form S-1. reflect CSI as of September 30, 2010 and for the periods ending September 30, 2010 and September 30, 2009 (e.g., prior to the closing of the Merger).
Capital Raise
          On June 2, 2010, CSI entered into agreements with a group of accredited investors providing for the sale of $4.0 million of secured convertible notes. Under the agreements, $2.0 million of the secured convertible notes were issued by CSI in four equal installments ($500,000 on each of June 2, 2010, June 8, 2010, June 28, 2010 and July 12, 2010), with the remaining $2.0 million to be issued after CSI’s shareholders approve the Merger and after other necessary approvals under CSI’s articles of incorporation, but prior to the effective time of the Merger. Under the terms of the agreements, it was a condition to the obligations of the investors with respect to the final $2.0 million tranche that all conditions precedent to the closing of the Merger be satisfied or waived (among other items). Additionally, because the necessary shareholder approvals were received at the special meeting of CSI’s shareholders held on October 12, 2010 to permit conversion thereof, the final $2.0 million tranche was issued on October 15, 2010 immediately prior to the Merger and the aggregate $4.0 million of secured convertible notes was converted into newly created “Class B” common stock immediately prior to the Merger such that at the effective time of the Merger, this group of accredited investors received approximately 66% of the shares of Clean Diesel common stock (but not warrants to purchase Clean Diesel common stock) issued to CSI’s stockholders in the

Merger. With the exception of the shares being registered for resale by Allen & Company LLC, all of the shares of our common stock being registered for resale by the selling stockholders were received upon conversion in the Merger of these shares of CSI “Class B.”
          The initial $2.0 million of this capital raise provided CSI with financing for its immediate working capital needs and ensured the minimum cash position necessary such that CSI would meet the 60/40 target required by the Merger Agreement so that the Clean Diesel shares issued to CSI shareholders (including investors in the capital raise) in the Merger (taking into account shares issued to CSI’s financial advisor for its fees) would represent collectively 60% of the shares of Clean Diesel deemed to be outstanding after the Merger (without taking into account the warrants issued to CSI’s shareholders, the warrants issued to CSI’s financial advisor or the warrants issued to the investors in Clean Diesel’s Regulation S offering). The final $2.0 million tranche, funded immediately prior to the Merger provided CSI with the $3.0 million of cash necessary to meet the closing condition as well as working capital for the combined company. One of the members of CSI’s Board of Directors, Mr. Alexander (“Hap”) Ellis, III, is a partner of RockPort Capital Partners. RockPort Capital Partners subscribed for a portion of the secured convertible notes as part of the capital raise. For a description of the specific terms of the secured convertible notes, see “Description of Indebtedness — Secured Convertible Notes” below.
Forbearance from Fifth Third Bank Extended to January 13, 2011
          As of August 31, 2010, Fifth Third Bank, CSI’s secured lender, agreed to extend forbearance under the terms of CSI’s credit facility until October 15, 2010. Under the terms of the forbearance, CSI’s current credit limit was further reduced to Canadian $6.0 million from Canadian $7.0 million and the interest rate was further increased to U.S./Canadian Prime Rate plus 3.00%. A further extension until January 13, 2011 (90 days after the effective date of the Merger) was provided because the Merger was completed by October 15, 2010 and:
•	as of October 15, 2010, the secured convertible notes issued by CSI in connection with the capital raise converted to common equity and the security granted to the secured convertible note holders was released;

•	CSI and Clean Diesel collectively had $3.0 million of free cash on their balance sheet;

•	CSI’s Engine Control Systems subsidiary had Canadian $2.0 million available under the existing loan agreement; and

•	no default, forbearance default or event of default (as defined in the credit and forbearance agreements) was outstanding.
          For more information relating to the credit facility, see “— Description of Indebtedness — Fifth Third Bank” below.
Asian Joint Venture — Reduction of Ownership Interest to 5%
          In February 2008, CSI entered into an agreement with Tanaka Kikinzoku Kogyo Kabushiki Kaisha, or TKK, to form a new joint venture company, TC Catalyst Incorporated, or TCC, to manufacture and distribute catalysts in China, Japan, South Korea and other Asian countries. Under the terms of the agreement, CSI and TKK each originally owned 50% of TCC. TKK provided TCC with $1.0 million in equity and capital and $5.0 million in debt financing, while CSI provided $1.0 million of equity and licensed specific patents, and technology and intellectual property for use in the defined territories royalty-free to the venture. In exchange for the licensed technology, TCC issued CSI a promissory note for JPY 500 million (U.S. $4.7 million) that accrued interest at 2.8%, and was due in March 2018.
          In December 2008, TKK and CSI agreed to modify the terms of the joint venture whereby CSI sold 40% of its ownership interest in TCC to TKK for $441,000, reducing its ownership share of TCC from 50% to 30%. In addition, CSI agreed to sell and transfer specific heavy duty diesel catalyst technology and intellectual property for use in the defined territories for $7.5 million to TKK and TKK agreed to provide that intellectual property to TCC on a royalty-free basis. CSI recognized $5.0 million as a gain in 2008 following completion of the sale with the balance of $2.5 million being recognized in 2009. The promissory note from TCC was reduced from JPY 500 million to JPY 250 million.

          In December 2009, TKK and CSI further modified the terms of the joint venture agreement originally entered into in February 2008, whereby CSI sold 83% of its remaining ownership of TCC to TKK for $108,000 reducing its ownership share from 30% to 5%. CSI’s investment in TCC is accounted for using the equity method as CSI still has significant influence over TCC as a result of having a seat on TCC’s board. CSI agreed to sell and transfer specific three-way catalyst technology and intellectual property for use in the Asia-Pacific territories for $3.9 million to TKK, and TKK agreed to provide that intellectual property to TCC on a royalty-free basis. CSI recognized a gain of $3.9 million in January 2010. The promissory note with a remaining balance of JPY 250 million was retired. In 2010, pursuant with the terms of the joint venture agreement CSI has loaned TCC $0.4 million to fund operations. CSI has recognized this as an investment in the subsidiary, see Note 7 to the interim Condensed Consolidated Financial Statements.
Sale of Applied Utility Systems (Energy Systems Division)
          In August 2006, CSI acquired the assets of Applied Utility Systems (Energy Systems division) a business engaged in the engineering and installation of emission control systems for natural gas fired boilers and process heaters in refineries and manufacturing plants. In October 2009, CSI sold the assets of this business to Johnson Matthey for $8.6 million of cash, as well as the right to receive up to $1.4 million additional consideration if a certain order was received and warranties are met. Because a certain order was not received, $0.5 million of the contingent consideration is no longer payable to CSI. The remaining $0.9 million of contingent consideration is payable to CSI through July 2013 if projected contract warranties are met. CSI used the proceeds from this sale to repay approximately $6.8 million in secured debt (see “— Liquidity and Capital Resources — Description of Indebtedness” below) and for general working capital. The operations and sale of Applied Utility Systems are reported as a discontinued operation in CSI’s financial statements for all periods represented.
Catalyst Division Restructuring
          Beginning in 2008 and continuing through 2009, CSI initiated a series of restructuring activities as a result of a strategic review of its Catalyst division. These activities included reducing workforce by approximately 55% to eliminate excess capacity, consolidating certain functions to eliminate redundancies between engineering and manufacturing, focusing its marketing and product development strategies around heavy duty diesel catalysts and existing and selected new customers in the light duty vehicle market. The overall objectives of the restructuring activities were to lower costs and position the Catalyst division to break even at lower sales and to make this division profitable. To date, these efforts have helped enhance CSI’s ability to reduce operating losses, retain and expand existing relationships with existing customers and attract new business. The benefits of this cost reduction were realized partially in the year ended December 31, 2009 and the full effect of actions taken during 2009 is expected to be realized in the year ended December 31, 2010. CSI estimates that its efforts have reduced the cost structure of this division by approximately $12 million on an annualized basis. In connection with these efforts, CSI incurred $2.7 million of severance and recapitalization charges in the year ended December 31, 2009. These charges primarily included charges for severance payments for headcount reduction and fees for strategic advisors. In the year ended December 31, 2008, in concert with its strategic review, CSI assessed the carrying value of its fixed assets in the Catalyst division and recorded an impairment charge of $4.9 million.
          A reconciliation of CSI’s accrued severance and related expenses are as follows:

Accrued severance at December 31, 2008	$187,000
Accrued severance expense during 2009	1,429,000
Paid severance expense during 2009	(946,000)

Accrued severance at December 31, 2009	$670,000
Accrued severance expense during the nine months ended September 30, 2010	15,000

Paid severance expense during the nine months ended September 30, 2010	(322,000)

Accrued severance at September 30, 2010	$363,000

          CSI may utilize similar measures in the future to realign its operations to further increase its operating efficiencies, which may materially affect its future operating results. CSI’s ability to implement corresponding significant reductions in costs of the combined company by making significant additional structural changes in the operations of the combined company in the future may be limited.

Factors Affecting Future Results
          The recently completed Merger (described above under “Recent Developments—Closing of Merger with Clean Diesel”) will have an impact on CSI’s future results as CSI will consolidate Clean Diesel’s results operations for periods after the effective time of the Merger.
          The nature of CSI’s business and, in particular, its Heavy Duty Diesel Systems division, are heavily influenced by government funding of emissions control projects and increased diesel emission control regulations, compliance with which drives demand for its products. Notably, the retrofit applications sold by the division are generally for funded one-off projects, and typical end-user customers include school districts, municipalities and other fleet operators. For example, due to the California state budget crisis in late 2008 and early 2009, a state-funded emissions control project that was anticipated to commence in the first half of 2009, did not receive funding and its commencement date, if ever, remains uncertain. As such, CSI’s Heavy Duty Diesel Systems division had lower revenues than anticipated in the first half of 2009 due to the lack of funding available to potential users of its products. However, following the passage of the American Recovery and Reinvestment Act of 2009 (commonly referred to as the Stimulus Bill), government spending (both federal and state) increased. As such, in the second half of 2009, additional government emissions control programs were funded, including a different California-state funded program, and consequently, CSI’s Heavy Duty Diesel Systems division revenues improved in the second half of 2009 due to the availability of government funding for users of its products. Future budget crises and changes in government funding levels will have a similar effect on the revenues of CSI’s Heavy Duty Diesel Systems division.
          Because the customers of CSI’s Catalyst division are auto makers, CSI’s business is also affected by macroeconomic factors that impact the automotive industry generally, which can result in increased or decreased purchases of vehicles, and consequently demand for CSI’s products. The global economic crisis in the latter half of 2008 that continued through 2009 had a negative effect on CSI’s customers in the automotive industry. As such demand for its products, which its auto maker customers incorporate into the vehicles they sell, decreased. In the future, if similar macroeconomic factors or other factors affect CSI’s customer base, its revenues will be similarly affected. In addition, two auto maker customers account for a significant portion of CSI’s Catalyst division revenues (see Note 2 to its Annual Consolidated Financial Statements incorporated by reference in this Registration Statement on Form S-1). In the second half of 2010, one of these auto makers accelerated manufacture of a vehicle that requires a catalyst product meeting a higher regulatory standard than the product currently supplied to such auto maker by CSI’s Catalyst division. Although CSI had already commenced the necessary testing and approval processes for its products under the higher regulatory standard, such processes are not yet complete. Accordingly, CSI now expects lower revenues in its Catalyst division for the last quarter of 2010 and early 2011 as compared to the nine months ended September 30, 2010 on an annualized basis as this auto maker winds down production of the vehicle that incorporates CSI’s verified product. Although CSI expects that sales of its Catalyst products to this auto maker will resume in the first half of 2011 once it has received the necessary regulatory approvals and customer qualifications, there is no guarantee that this will occur.
Results of Operations
Comparison of Three Months Ended September 30, 2010 to Three Months Ended September 30, 2009
Revenue
          The table below and the tables in the discussion that follow are based upon the way CSI analyzes its business. See Note 12 to CSI’s Interim Condensed Consolidated Financial Statements incorporated by reference into this Registration Statement on Form S-1 for additional information about CSI’s division segments.

	Three Months Ended September 30
		% of Total		% of Total
	2010	Revenue	2009	Revenue	$ Change	% Change
	(Dollars in millions)
Heavy Duty Diesel Systems	$6.9	63.3%	$5.9	44.0%	$1.0	16.9%
Catalyst	4.0	36.7%	7.7	57.5%	(3.7)	(48.1)%
Intercompany revenue	—	—	(0.2)	(1.5)%	0.2	100.0%

Total revenue	$10.9		$13.4		$(2.5)	(18.7)%

          Total revenue for the three months ended September 30, 2010 decreased by $2.5 million, or 18.7%, to $10.9 million from $13.4 million for the three months ended September 30, 2009.
          Revenues for CSI’s Heavy Duty Diesel Systems division for the three months ended September 30, 2010 increased $1.0 million, or 16.9%, to $6.9 million from $5.9 million for the three months ended September 30, 2009. The increase was due largely to an expansion of CSI’s distributor channels in the United States as well as continued benefit from funding allocated to diesel emission control under the American Recovery and Reinvestment Act of 2009 (commonly referred to as the Stimulus Bill), which provided customers an incentive to acquire CSI’s emission control products. In addition, revenues for the three months ended September 30, 2009 were adversely impacted by the global economic slowdown and the California budget crisis, resulting in a favorable year-over-year comparison of three months ended September 30, 2010 compared to the same period in 2009.
          Revenues for CSI’s Catalyst division for the three months ended September 30, 2010 decreased $3.7 million, or 48.1%, to $4.0 million from $7.7 million for the three months ended September 30, 2009. Sales for this division decreased year over year as a result of an automaker accelerating the manufacture of a vehicle that requires a catalyst product meeting a higher regulatory standard than the product currently supplied to the automaker by CSI’s Catalyst division. CSI expects revenues in its Catalyst division for the fourth quarter of 2010 and the first quarter of 2011 to be similar to the third quarter of 2010 (see“—Factors Affecting Future Results” above).
          Intercompany sales by the Catalyst division to its Heavy Duty Diesel Systems division are eliminated in consolidation.
Cost of revenues
          Cost of revenues decreased by $1.7 million, or 16.8%, to $8.4 million for the three months ended September 30, 2010 compared to $10.1 million for the three months ended September 30, 2009. The primary reason for the decrease in costs was lower product sales volume in CSI’s Catalyst division, which was partially offset by the higher product sales volume in CSI’s Heavy Duty Diesel Systems division.
Gross profit
          The following table shows CSI’s gross profit and gross margin (gross profit as a percentage of revenues) by division for the periods indicated.

	Three Months Ended September 30
		% of		% of
	2010	Revenue (1)	2009	Revenue (1)
	(Dollars in millions)
Heavy Duty Diesel Systems	$2.0	29.0%	$1.9	32.2%
Catalyst	0.5	12.5%	1.4	18.2%

Total gross profit	$2.5	22.9%	$3.3	24.6%

(1)	Division calculation based on division revenue. Total based on total revenue.
          Gross profit decreased by $0.8 million, or 24.2%, to $2.5 million for the three months ended September 30, 2010, from $3.3 million for the three months ended September 30, 2009. Gross margin decreased to 22.9% for the three months ended September 30, 2010 from 24.6% for the three months ended September 30, 2009.

The decrease in gross profit was primarily due to product mix and decreased sales resulting in greater amortization of fixed manufacturing costs per sales dollar.
          The reduction in gross margin for CSI’s Heavy Duty Diesel Systems division during the three months ended September 30, 2010 as compared to the same period in 2009 is a result of changes in product mix, reflecting a higher proportion of sales of a lower margin product, and higher proportion of sales through a distributor who has a preferred purchasing arrangement, where in exchange for higher volumes, the distributor receives a lower sales price, which results in lower profit to CSI.
          The reduction in gross margin for CSI’s Catalyst Division during the three months ended September 30, 2010 as compared to the same period in 2009 is a result of lower factory production due to sales for this division decreased year over year as a result of an automaker accelerating the manufacture of a vehicle that requires a catalyst product meeting a higher regulatory standard than the product currently supplied to the automaker by CSI’s Catalyst division, resulting in greater amortization of the fixed manufacturing costs per sales dollar.
Operating expenses
          The following table shows CSI’s operating expenses and operating expenses as a percentage of revenues for the periods indicated.

	Three Months Ended September 30
		% of Total		% of Total
	2010	Revenue	2009	Revenue	$ Change	% Change
			(Dollars in millions)
Sales and marketing	$0.8	7.2%	$1.0	7.6%	$(0.2)	(22.0)%
Research and development	1.1	9.7%	2.1	15.9%	(1.0)	(50.3)%
General and administrative	1.9	17.8%	2.1	15.4%	(0.2)	(5.9)%
Recapitalization expenses	0.8	7.1%	0.3	2.2%	0.5	155.5%

Total operating expenses	$4.6	41.8%	$5.5	41.1%	$(0.9)	(17.3)%

          For the three months ended September 30, 2010, operating expenses decreased by $0.9 million, or 17.3%, to $4.6 million from $5.5 million for the three months ended September 30, 2009. The primary reason for the decrease in operating expenses was continued improvements in expense management as a result of the cost reduction efforts implemented as part of the Catalyst division restructuring, which were partially offset by increased recapitalization expenses resulting from expenses resulting from legal, accounting and regulatory costs as a result of the Merger with Clean Diesel.
Sales and marketing expenses
          For the three months ended September 30, 2010, sales and marketing expenses decreased by $0.2 million, or 22.0%, to $0.8 million from $1.0 million for the three months ended September 30, 2009. The reduction is primarily due to the cost reduction efforts implemented in 2008 and 2009 as part of the Catalyst division restructuring. Sales and marketing expenses as a percentage of sales decreased to 7.2% in the three months ended September 30, 2010 compared to 7.6% in the three months ended September 30, 2009.
Research and development expenses
          For the three months ended September 30, 2010, research and development expenses decreased by $1.0 million, or 50.3%, to $1.1 million from $2.1 million for the three months ended September 30, 2009. The decrease in research and development expenses was primarily attributable to the cost reduction efforts implemented in 2008 and 2009 as part of the Catalyst division restructuring. As a percentage of revenues, research and development expenses were 9.7% in the three months ended September 30, 2010, compared to 15.9% in the three months ended September 30, 2009.

General and administrative expenses
          For the three months ended September 30, 2010, general and administrative expenses decreased $0.2 million or 5.9%, to $1.9 million from $2.1 million for the three months ended September 30, 2009. The decrease in general and administrative expenses was primarily attributable to the cost reduction efforts implemented in 2008 and 2009 as part of the Catalyst division restructuring. General and administrative expenses as a percentage of sales decreased to 17.8% in the three months ended September 30, 2010 as compared to 15.4% in the three months ended September 30, 2009.
Recapitalization expenses
          For the three months ended September 30, 2010, recapitalization expenses increased $0.5 million, or 155.5%, to $0.8 million from $0.3 million for the three months ended September 30, 2009. In 2010, these expenses represent legal and professional fees paid that are directly related to the Merger, compared to professional fees paid to strategic financial advisors in connection with the recapitalization of CSI in 2009. Recapitalization expenses as a percentage of sales increased to 7.1% in the three months ended September 30, 2010 as compared to 2.2% in the three months ended September 30, 2009.
Non-operating income (expense)

	Three Months Ended September 30
		%of Total		%of Total
	2010	Revenue	2009	Revenue
	(Dollars in millions)
Interest expense	$(1.5)	(13.8)%	$(0.6)	(4.5)%
Other expense, net	(0.6)	(5.5)%	(0.5)	(3.7)%

Total non-operating expense, net	$(2.1)	(19.3)%	$(1.1)	(8.2)%

Interest expense
          For the three months ended September 30, 2010, CSI incurred interest expense of $1.5 million compared to $0.6 million in the three months ended September 30, 2009. This increase is due to $1.2 million of interest expense in the three months ended September 30, 2010 related to the June 2010 issuance of secured convertible notes. The interest expense is largely non-cash and related to the embedded financial instruments within the Notes. For additional information on the secured convertible notes, see “Recent Developments—Capital Raise” above and Note 3 to CSI’s Interim Condensed Consolidated Financial Statements incorporated by reference into this registration statement on Form S-1. These notes were converted to equity immediately prior to the Merger and are no longer outstanding. This increase was partially off-set by a decrease in interest expense due to the reduction in outstanding indebtedness, excluding the secured convertible notes, from $12.4 million at September 30, 2009 to $5.6 million at September 30, 2010. Additionally, the three months ended September 30, 2009 included $0.2 million in acceleration of deferred financing expense due to the violation of covenants under CSI’s borrowing agreements with Fifth Third Bank and Cycad Group, LLC.
Other expense
          For the three months ended September 30, 2010, other expense was $0.6 million compared to $0.5 million expense for the three months ended September 30, 2009, an increase of $0.1 million.
Income taxes
          For the three months ended September 30, 2010, CSI had income tax benefits from continuing operations of $0.1 million compared to an income tax benefit of $0.2 million for the three months ended September 30, 2009. CSI has no significant tax expense in its U.S.-based operations. CSI’s Canadian and Swedish operations have an effective tax rate of 34%.

Net loss
          For the foregoing reasons, CSI had a net loss of $3.3 million for the three months ended September 30, 2010 compared to a net loss of $3.1 million for the three months ended September 30, 2009. Excluding net income from discontinued operations, CSI had a net loss from continuing operations of $4.1 million for the three months ended September 30, 2010 compared to a net loss from continuing operations of $3.2 million for the three months ended September 30, 2009.
Comparison of Nine Months Ended September 30, 2010 to Nine Months Ended September 30, 2009
Revenue
          The table below and the tables in the discussion that follows are based upon the way CSI analyzes its business. See Note 12 to CSI’s Interim Condensed Consolidated Financial Statements incorporated by reference into this registration statement on Form S-1 for additional information about CSI’s division segments.

	Nine Months Ended September 30
		% of Total		% of Total
	2010	Revenue	2009	Revenue	$ Change	% Change
	(Dollars in millions)
Heavy Duty Diesel Systems	$22.7	62.5%	$14.7	45.2%	$8.0	54.4%
Catalyst	13.9	38.3%	18.1	55.7%	(4.2)	(23.2)%
Intercompany revenue	(0.3)	(0.8)%	(0.3)	(0.9)%	—	—

Total revenue	$36.3		$32.5		$3.8	11.7%

          Total revenue for the nine months ended September 30, 2010 increased by $3.8 million, or 11.7%, to $36.3 million from $32.5 million for the nine months ended September 30, 2009.
          Revenues for CSI’s Heavy Duty Diesel Systems division for the nine months ended September 30, 2010 increased $8.0 million, or 54.4%, to $22.7 million from $14.7 million for the nine months ended September 30, 2009. The increase was due largely to an expansion of CSI’s distributor channels in the United States as well as continued benefit from funding allocated to diesel emission control under the American Recovery and Reinvestment Act of 2009 (commonly referred to as the Stimulus Bill), which provided customers an incentive to acquire CSI’s emission control products. In addition, revenues for the nine months ended September 30, 2009 were adversely impacted by the global economic slowdown and the California budget crisis, resulting in a favorable year-over-year comparison of the first nine months 2010 compared to the same period in 2009.
          Revenues for CSI’s Catalyst division for the nine months ended September 30, 2010 decreased $4.2 million, or 23.2%, to $13.9 million from $18.1 million for the nine months ended September 30, 2009. Sales for this division decreased year over year as a result of an automaker accelerating the manufacture of a vehicle that requires a catalyst product meeting a higher regulatory standard than the product currently supplied to the automaker by CSI’s Catalyst division, and CSI expects revenues in its Catalyst division for the fourth quarter of 2010 and early 2011 to be similar to the third quarter of 2010 (see “Factors Affecting Future Results” above).
          Intercompany sales by CSI’s Catalyst division to CSI’s Heavy Duty Diesel Systems division are eliminated in consolidation.
Cost of revenues
          Cost of revenues increased by $1.3 million, or 5.1%, to $27.0 million for the nine months ended September 30, 2010 compared to $25.7 million for the nine months ended September 30, 2009. The primary reason for the increase in costs was higher product sales volume in CSI’s Heavy Duty Diesel Systems division, which was partially offset by lower product sales volume in CSI’s Catalyst division.
Gross profit
          The following table shows CSI’s gross profit and gross margin (gross profit as a percentage of revenues) by division for the periods indicated.

	Nine Months Ended September 30
		% of		% of
	2010	Revenue (1)	2009	Revenue (1)
	(Dollars in millions)
Heavy Duty Diesel Systems	$6.8	30.0%	$4.7	32.0%
Catalyst	2.5	18.0%	2.2	12.1%

Total gross profit	$9.3	25.6%	$6.9	21.0%

(1)	Division calculation based on division revenue. Total based on total revenue.
          Gross profit increased by $2.4 million, or 34.8%, to $9.3 million for the nine months ended September 30, 2010, from $6.9 million for the nine months ended September 30, 2009. Gross margin increased to 25.6% for the nine months ended September 30, 2010 from 21.0% for the nine months ended September 30, 2009. The increase in gross profit was primarily due to both the increased sales of CSI’s Heavy Duty Diesel Systems division and reductions in manufacturing overhead costs as well as continued increases in efficiency in CSI’s Catalyst division following the restructuring efforts implemented in 2008 and 2009.
          The reduction in gross margin for CSI’s Heavy Duty Diesel Systems division during the nine months ended September 30, 2010 as compared to the same period in 2009 is a result of changes in overall product mix, reflecting a higher proportion of sales of a lower margin product, and higher proportion of sales through a distributor that has a preferred purchasing arrangement, where in exchange for higher volumes the distributor pays a lower sales price, which results in lower profit to CSI. The margins will improve as the product sales mix shifts towards higher margin products, which is expected to occur in 2011.
          The increase in the gross margin for CSI’s Catalyst division is a result of the restructuring actions taken with the Catalyst division. CSI expects continued benefit in the future from the restructuring, however expects to have downward pressure on margins until the restart of the production with the auto manufacturer once its product receives regulatory approval for the higher standard (see “Factors Affecting Future Results” above).
Operating expenses
          The following table shows CSI’s operating expenses and operating expenses as a percentage of revenues for the periods indicated.

	Nine Months Ended September 30
		% of Total		% of Total
	2010	Revenue	2009	Revenue	$ Change	% Change
	(Dollars in millions)
Sales and marketing	$2.3	6.3%	$3.1	9.5%	$(0.8)	(25.8)%
Research and development	3.2	8.8%	5.9	18.2%	(2.7)	(45.8)%
General and administrative	6.1	16.8%	6.0	18.5%	0.1	1.7%
Recapitalization expenses	1.5	4.1%	1.0	3.1%	0.5	50.0%
Gain on sale of intellectual Property	(3.9)	(10.7)%	(2.5)	(7.7)%	(1.4)	56.0%
Severance and other charges	—	—	0.2	0.6%	(0.2)	(100)%

Total operating expenses	$9.2	25.3%	$13.7	42.2%	$(4.5)	(32.8)%

     For the nine months ended September 30, 2010, operating expenses decreased by $4.5 million, or 32.8%, to $9.2 million from $13.7 million for the nine months ended September 30, 2009. A significant reason for the decrease in operating expenses was the recognition of a $3.9 million gain in the nine months ended September 30, 2010 compared to a $2.5 million gain in the nine months ended September 30, 2009, which arose from the sale of specific three-way catalyst technology and intellectual property to TKK, CSI’s Asian joint venture partner (as described above under “Recent Developments—Asian Joint Venture — Reduction of Ownership Interest to 5%), and to a lesser extent, continued improvements in expense management as a result of the cost reduction efforts implemented as part of the Catalyst division restructuring.

Sales and marketing expenses
          For the nine months ended September 30, 2010, sales and marketing expenses decreased by $0.8 million, or 25.8%, to $2.3 million from $3.1 million for the nine months ended September 30, 2009. The reduction is primarily due to the cost reduction efforts implemented in 2008 and 2009 as part of the Catalyst division restructuring. Sales and marketing expenses as a percentage of revenues decreased to 6.3% in the nine months ended September 30, 2010 compared to 9.5% in the nine months ended September 30, 2009.
Research and development expenses
          For the nine months ended September 30, 2010, research and development expenses decreased by $2.7 million, or 45.8%, to $3.2 million from $5.9 million for the nine months ended September 30, 2009. The decrease in research and development expenses was primarily attributable to the cost reduction efforts implemented in 2008 and 2009 as part of the Catalyst division restructuring. As a percentage of revenues, research and development expenses were 8.8% in the nine months ended September 30, 2010, compared to 18.2% in the nine months ended September 30, 2009. CSI expects the research and development expense, as a percent of revenue, to continue to be similar to the nine months ending September 30, 2010.
General and administrative expenses
          For the nine months ended September 30, 2010, general and administrative expenses increased $0.1 million, or 1.7%, to $6.1 million from $6.0 million for the nine months ended September 30, 2009. The increase was primarily due to increased legal and professional expenses, which were primarily due to legal and other professional fees incurred with respect to the forbearance arrangements of CSI’s outstanding debt. General and administrative expenses as a percentage of revenues decreased to 16.8% in the nine months ended September 30, 2010 as compared to 18.5% in the nine months ended September 30, 2009.
Recapitalization expenses
          For the nine months ended September 30, 2010, recapitalization expenses increased $0.5 million, or 50%, to $1.5 million from $1.0 million for the nine months ended September 30, 2009. In the first nine months of 2010, these expenses represent legal and professional fees paid directly attributable to the Merger, compared to professional fees paid to strategic financial advisors in connection with efforts to recapitalize CSI in the same period in 2009. Recapitalization expenses as a percentage revenues increased to 4.1% in the nine months ended September 30, 2010 as compared to 3.1% in the nine months ended September 30, 2009.
Non-operating income (expense)

	Nine Months Ended September 30
		% of Total		% of Total
	2010	Revenue	2009	Revenue
	(Dollars in millions)
Interest expense	$(2.2)	(6.1)%	$(2.1)	(6.5)%
Other expense, net	(0.7)	(1.9)%	(1.3)	(4.0)%

Total non-operating expense, net	$(2.9)	(8.0)%	$(3.4)	(10.5)%

Interest expense
          For the nine months ended September 30, 2010, CSI incurred interest expense of $2.2 million compared to $2.1 million in the nine months ended September 30, 2009. The slight increase was due to $1.7 million of non-cash interest expense on the secured convertible notes issued in June 2010, which was offset by reductions in CSI’s other outstanding indebtedness, which decreased from $12.4 million at September 30, 2009 to $5.6 million at September 30, 2010. For more information on the secured convertible notes, see “Recent Developments—Capital Raise” above, “Description of Indebtedness—Secured Convertible Notes” below and Note 3 to CSI’s Interim Condensed Consolidated Financial Statements incorporated by reference into this registration statement on Form S-1. In addition, the nine months ended September 30, 2009 included $0.3 million in acceleration of deferred financing expense due to the violation of covenants under CSI’s borrowing agreements with Fifth Third Bank and Cycad Group, LLC.
Other expense
          For the nine months ended September 30, 2010, other expense was $0.7 million compared to $1.3 million for the nine months ended September 30, 2009, a decrease of $0.6 million. The decrease was primarily a result of a reduction in CSI’s share of the net loss of its Asian joint venture (due to the decrease in its interest in such venture), which was $0.9 million in the nine months ended September 30, 2009 compared to a minimal loss for the same period in 2010, partially offset by expense of $0.2 million resulting from changes in the fair value of the derivative financial instruments issued in connection with the secured convertible notes issued in June 2010.
Income taxes
          For the nine months ended September 30, 2010, CSI had income tax expense from continuing operations of $0.5 million compared to an income tax benefit of $0.1 million for the nine months ended September 30, 2009. The primary reason for the increase is the improved profitability of CSI’s Heavy Duty Diesel Systems division’s international operations. CSI has no significant tax expense in its U.S.-based operations. CSI’s Canadian and Swedish operations have an effective tax rate of 34%.
Net loss
          For the foregoing reasons, CSI had a net loss of $2.7 million for the nine months ended September 30, 2010 compared to a net loss of $11.3 million for the nine months ended September 30, 2009. Excluding net income (loss) from discontinued operations, CSI had a net loss from continuing operations of $3.3 million for the nine months ended September 30, 2010 compared to a net loss from continuing operations of $10.2 million for the nine months ended September 30, 2009.
Comparison of Year Ended December 31, 2009 to Year Ended December 31, 2008
Revenue
     The table below and the tables in the discussion that follows are based upon the way CSI analyzes its business. See Note 20 to CSI’s Annual Consolidated Financial Statements incorporated by reference into this registration statement on Form S-1 for additional information about CSI’s division segments.

	Year Ended December 31
		% of Total		% of Total
	2009	Revenue	2008	Revenue	$ Change	% Change
			(Dollars in millions)
Heavy Duty Diesel Systems	$25.9	51.2%	$27.1	51.5%	$(1.2)	(3.7)%
Catalyst	25.1	49.7%	26.3	50.0%	(1.2)	(4.6)%
Intercompany revenue	(0.5)	(0.9)%	(0.8)	(1.5)%	0.3	NM

Total revenue	$50.5		$52.6		$(2.1)	(4.0)%

     Total revenue for the year ended December 31, 2009 decreased by $2.1 million, or 4%, to $50.5 million from $52.6 million for the year ended December 31, 2008.
     Revenues for CSI’s Heavy Duty Diesel Systems division for the year ended December 31, 2009 decreased $1.2 million, or 3.7%, to $25.9 million, from $27.1 million for the year ended December 31, 2008. During the first half of 2009, this division was adversely affected by the global economic crisis and the related budget crisis in California. However, CSI benefited from increased California funding and spending for diesel emissions control under the Stimulus Bill during the second half of the year, which provided funding to users of its products, and consequently an increase in CSI’s sales of such products. In addition, sales in this division were positively impacted during the second half due to an expansion of CSI’s distribution channel in the United States in the latter part of 2008 and the first half of 2009, which allowed CSI to offer its broad product portfolio to a wider range of customers, who funded for emissions control projects. CSI expects the benefits from increased U.S. government funding and its expanded distribution capacity to continue in 2010.
     Revenues for CSI’s Catalyst division for the year ended December 31, 2009 decreased $1.2 million, or 4.6%, to $25.1 million, from $26.3 million for the year ended December 31, 2008. The primary reason for the decrease in revenues was due to decreased purchases by CSI’s auto maker customers due to the significant downturn in the worldwide auto industry, which decrease in sales was only partially offset by an increase in CSI’s customer base compared to 2008. In addition, for the year ended December 31, 2009, the division recorded intercompany sales of $0.5 million, compared to $0.8 million in the year ended December 31, 2008. This decrease resulted from lower sales to CSI’s former Energy Systems division, which was sold in October 2009.
     Intercompany sales by CSI’s Catalyst division to its Heavy Duty Diesel Systems division are eliminated in consolidation.
Cost of revenues
          Cost of revenues decreased by $5.8 million, or 13%, to $38.5 million for the year ended December 31, 2009 compared to $44.3 million for the year ended December 31, 2008. The primary reason for the decrease in costs was the reduction in manufacturing costs achieved due to the restructuring of CSI’s Catalyst division (see “— Recent Developments — Catalyst Division Restructuring” above) coupled with a reduction in cost due to the decline in revenue.
Gross profit
     The following table shows CSI’s gross profit and gross margin (gross profit as a percentage of revenues) by division for the periods indicated.

	Year Ended December 31
		% of		% of
	2009	Revenue (1)	2008	Revenue (1)
		(Dollars in millions)
Heavy Duty Diesel Systems	$8.2	31.7%	$8.0	29.5%
Catalyst	3.8	15.0%	0.2	0.8%

Total gross profit	$12.0	23.7%	$8.2	15.6%

(1)	Division calculation based on division revenue. Total based on total revenue.
     Gross profit increased by $3.8 million, or 46%, to $12.0 million for the year ended December 31, 2009, from $8.2 million for the year ended December 31, 2008. Gross margin increased to 23.7% for the year ended December 31, 2009 from 15.6% for the year ended December 31, 2008 despite the decrease in sales. The increase in gross profit is primarily a result of manufacturing overhead cost reductions in CSI’s Catalyst division in light of its restructuring and changes in the mix of product sold by CSI’s Heavy Duty Diesel Systems division, partially offset by lower gross profit from lower sales volumes. The increase in gross margin is primarily a result of a larger reduction in cost of revenue compared to the reduction in sales. Gross margin is expected to benefit further from the cost reductions in the catalyst business, as the full impact of the restructuring is realized in 2010.
Operating expenses
          The following table shows CSI’s operating expenses and operating expenses as a percentage of revenues for the periods indicated.

	Year ended December 31
		% of Total		% of Total
	2009	Revenue	2008	Revenue	$ Change	% Change
			(Dollars in millions)
Sales and marketing	$3.6	7.1%	$5.2	9.9%	$(1.6)	(30.8)%
Research and development	7.3	14.5%	8.9	16.9%	(1.6)	(18.0)%
General and administrative	8.9	17.6%	10.6	20.2%	(1.7)	(16.0)%
Gain on sale of intellectual property	(2.5)	(4.9)%	(5.0)	(9.5)%	2.5	50.0%
Impairment, severance and other charges	2.7	5.3	5.2	9.9%	(2.5)	(48.1)%

Total operating expenses	$20.0	39.6%	$24.9	47.4%	$(4.9)	(19.7)%

     For the year ended December 31, 2009, operating expenses decreased by $4.9 million, or 20%, to $20.0 million from $24.9 million for the year ended December 31, 2008. The primary reason for the decrease in operating expenses was the expense reductions due to the restructuring of the Catalyst division and overall cost management in the Heavy Duty Diesel Systems division, which led to reductions in all categories of operating expenses.
Sales and marketing expenses
          For the year ended December 31, 2009, sales and marketing expenses decreased by $1.6 million, or 31%, to $3.6 million, from $5.2 million for the year ended December 31, 2008. This reduction in spending was a direct result of CSI’s ongoing cost containment initiatives and restructuring activities in the Catalyst division (see “— Recent Developments — Catalyst Division Restructuring” above). These cost reduction activities were a result of refocusing CSI’s Catalyst division marketing strategy to heavy duty diesel sales and limiting light duty vehicle marketing efforts to existing customers and select new customers. Sales and marketing expenses as a percentage of sales decreased to 7.1% in the year ended December 31, 2009 as compared to 9.9% in the year ended December 31, 2008, despite the 4% sales decrease.
Research and development expenses
          For the year ended December 31, 2009, research and development expenses decreased by $1.6 million, or 18%, to $7.3 million from $8.9 million for the year ended December 31, 2008. As a percentage of revenues, research and development expenses were 14.5% in the year ended December 31, 2009, compared to 16.9% in the year ended December 31, 2008. The decrease in research and development expenses was primarily attributable to cost reduction efforts in CSI’s Catalyst division (see “— Recent Developments — Catalyst Division Restructuring” above).
General and administrative expenses
          For the year ended December 31, 2009, general and administrative expenses decreased by $1.7 million, or 16%, to $8.9 million, from $10.6 million for the year ended December 31, 2008. This reduction in spending was a result of CSI’s ongoing cost containment initiatives and restructuring activities in its Catalyst division (see “— Recent Developments — Catalyst Division Restructuring” above), cost management in the heavy duty systems division and corporate expense reductions. General and administrative expenses as a percentage of sales decreased to 17.6% in the year ended December 31, 2009 as compared to 20.2% in the year ended December 31, 2008, despite the 4% sales decrease.
Impairment, severance and other charges
          During the year ended December 31, 2009, CSI incurred $2.7 million of severance and recapitalization charges. These charges primarily included charges for severance payments for headcount reduction and fees for strategic advisors in connection with the restructuring of CSI’s Catalyst division (described above under “— Recent Developments — Catalyst Division Restructuring”). In addition, other charges include fees payable to advisors hired to assist CSI in its strategic review and its efforts to recapitalize the company. In the year ended December 31, 2008, in concert with CSI’s strategic review, CSI assessed the carrying value of its fixed assets in its Catalyst division and recorded an impairment charge of $4.9 million.
Gain on sale of intellectual property
          As a result of the transaction with its Asian joint venture partner TKK, (described above under “— Recent Developments — Asian Joint Venture-Reduction of Ownership Interest to 5%”) CSI sold certain intellectual property for use in the joint venture territory for $7.5 million in fiscal 2008. A gain of $5.0 million was recognized in 2008 and a gain of $2.5 million was recognized in the year ended December 31, 2009 after delivery of the intellectual property and certain registration conditions for the property were satisfied.
Non-operating income (expense)

	Year Ended December 31
		% of Total		% of Total
	2009	Revenue	2008	Revenue
		(Dollars in millions)
Interest income	$—	—	$0.3	0.6%
Interest expense	$(2.3)	(4.6)%	$(2.2)	(4.2)%
Other income (expense)	(0.3)	(0.5)%	(0.7)	(1.3)%

Total non-operating expense, net	$(2.6)	(5.1)%	$(2.6)	(4.9)%

Interest income and expense
          In the year ended December 31, 2009, CSI incurred interest expense of $2.3 million, compared to $2.2 million in the year ended December 31, 2008. In the year ended December 31, 2009, CSI recognized deferred financing charges of approximately $0.3 million associated with a term loan of $3.5 million that was repaid in October 2009, approximately 39 months before the due date of the loan. These charges were paid at the time of the origination of the loan and were deferred over the life of the loan. Excluding the deferred financing charges, interest expense decreased in 2009 compared to 2008. This decrease was attributable to the reduction of $9.7 million of debt in the year ended December 31, 2009. In the year ended December 31, 2009, CSI earned $18,000 of interest compared to $266,000 in the year ended December 31, 2008.
Other income (expense)
          In the year ended December 31, 2009, CSI’s share of the net loss of its Asian joint venture was $1.3 million, which was offset by a gain on the reduction in the liability to fund its Asian joint venture of $1.1 million, for a net of $216,000 compared to $988,000 in the year ended December 31, 2008. In addition, CSI recorded other expense of $75,000 for 2009 and a net gain of $345,000 in the year ended December 31, 2008, relating to foreign currency transactions and gains (loss) on sale of other assets.
Income taxes
          For continuing operations in the year ended December 31, 2009, CSI had an income tax benefit of $1.0 million, compared to income tax expense of $0.6 million for the year ended December 31, 2008. This decrease in taxes was a result of a tax benefit generated in continuing operations as a result of tax expense on the gain on sale of the assets in discontinued operations and a decline in taxable income in Sweden.
Discontinued operations
          Discontinued operations include the operations and sale of Applied Utility Systems which comprised CSI’s Energy Systems division. In the year ended December 31, 2009, CSI recorded net income from discontinued operations of $1.5 million, including a pre-tax gain on disposal of $3.7 million, compared to a net loss of $0.9 million in the year ended December 31, 2008.

Net loss
     For the foregoing reasons, CSI had a net loss of $8.0 million for the year ended December 31, 2009 compared to a net loss of $20.8 million for the year ended December 31, 2008. Excluding income (loss) from discontinued operations, CSI had a net loss from continuing operations of $9.5 million for the year ended December 31, 2009 compared to a net loss from continuing operations of $19.9 million for the year ended December 31, 2008.
Liquidity and Capital Resources
          The revenue that CSI generates is not sufficient to fund its operating requirements and debt servicing needs. Notably, CSI has suffered recurring losses and negative cash flows from operations since inception. CSI’s primary sources of liquidity in recent years have been asset sales and, to a limited extent, credit facilities and other borrowings. Such sources of liquidity, however, have not been sufficient to provide CSI with financing necessary to sufficiently capitalize its operations, and consequently, CSI’s working capital is severely limited.
          As of September 30, 2010, CSI had an accumulated deficit of approximately $152.0 million and a working capital deficit of $6.2 million. As of December 31, 2009, CSI had an accumulated deficit of approximately $149.3 million and a working capital deficit of $4.4 million. CSI had $1.9 million in cash and cash equivalents at September 30, 2010 compared to $2.3 million in cash and cash equivalents at December 31, 2009 ($6.7 million at December 31, 2008), and total current liabilities of $20.0 million at September 30, 2010 compared to $22.9 million at December 31, 2009 ($35.9 million at December 31, 2008).
          In light of CSI’s liquidity situation, in the first quarter of 2009, CSI retained Allen & Company LLC, a U.S.-based investment banking firm to act as a financial advisor to CSI in exploring alternatives to recapitalize CSI. Alternatives under consideration included the sale of CSI stock and/or a sale of CSI’s assets, continuing to negotiate with Fifth Third Bank and Cycad Group, LLC to modify loan terms in order to delay repayments while alternative capital is secured, and seeking out other alternatives, such as the proposed Merger.
          During 2009, CSI took several actions to improve its liquidity. These actions included: (i) reduction in cash used in operations through cost reductions and improved working capital management, in particular as part of the restructuring of its Catalyst division (see “— Recent Developments — Catalyst Division Restructuring” above), but also due to implementing policies restricting travel, improving inventory management, and overall reductions in spending; (ii) improved operating efficiencies in light of installation of a new ERP system in 2008 (which lowered capital expenditures in 2009); (iii) capital expenditures have been reduced to necessary maintenance and targeted investments to improve processes or products; (iv) additional asset sales, including the sale of the assets of Applied Utility Systems and sale of intellectual property (see “Recent Developments” above); (v) repayment of debt, including pay off of Cycad Group, LLC (see Note 8 to CSI’s Annual Consolidated Financial Statements included in the Registration Statement), and (vi) entering into forbearance agreements with Fifth Third Bank to temporarily suspend its rights under CSI’s credit facility for a period of time (see “Description of Indebtedness — Fifth Third Bank” below). Notwithstanding the foregoing actions, CSI’s access to working capital continued to be limited and its debt service obligations and projected operating costs for 2010 exceeded its cash balance at December 31, 2009. As a result, CSI’s auditors’ report for fiscal year 2009 included an explanatory paragraph that expresses substantial doubt about CSI’s ability to continue as a “going concern.”
          In the first half of 2010, CSI continued to work on its efforts to recapitalize its business and in May 2010, entered into the Merger Agreement and in June 2010 undertook the $4.0 million capital raise described above under “Recent Developments — Capital Raise,” continued to seek forbearance from its lender Fifth Third Bank as described above under “Recent Developments — Forebearance from Fifth Third Bank Extended to January 13, 2011,” and on October 15, 2010, completed the Merger with Clean Diesel. The completion of the Merger and the capital raise (see “Recent Developments—Closing of Merger with Clean Diesel” and “—Capital Raise” above) were important in addressing CSI’s ability to operate as a going concern. However, there is no certainty that existing cash will be sufficient to sustain operations of the combined company without additional financing and the replacement of CSI’s credit facility with Fifth Third Bank. At this time no assurances can be provided that CSI will be successful in these efforts.

     The following table summarizes CSI’s cash flows for the nine months ended September 30, 2010 and 2009 and the years ended December 31, 2009 and 2008.

	September 30,				December 31,
	2010	2009	$ Change	% Change	2009	2008	$ Change	% Change
			(Dollars in millions)
Cash provided by (used in):
Operating activities	$(0.5)	$(2.8)	$2.3	82.1%	$(7.4)	$(15.1)	$7.7	(51)%
Investing activities	$1.4	$1.7	$(0.3)	(17.6)%	13.4	3.6	9.8	272%
Financing activities	$(1.1)	$(2.5)	$1.4	56.0%	(10.5)	2.0	(12.5)	NM
Cash provided by (used in) operating activities
          CSI’s largest source of operating cash flows is cash collections from its customers following the sale of its products and services. CSI’s primary uses of cash for operating activities are for purchasing inventory in support of the products that it sells, personnel related expenditures, facilities costs and payments for general operating matters.
          Cash used in operating activities in the nine months ended September 30, 2010 was $0.5 million, an increase of $2.3 million from nine months ended September 30, 2009, when CSI’s operating activities used $2.8 million of cash. This improvement was primarily due to higher gross profits and lower operating expenses in the nine months ended September 30, 2010 compared to the same period in 2009.
     Cash used in operating activities in fiscal 2009 was $7.4 million, a decrease of $7.7 million from fiscal 2008, when CSI’s operating activities used $15.1 million of cash. This improvement was partially due to a $4.2 million decrease in net loss from continuing operations in fiscal 2009 as compared to fiscal 2008, after giving consideration to non-cash operating items, including depreciation and amortization, stock-based compensation, deferred taxes, provisions for losses on accounts receivable, gain on sale of intellectual property, among others for both periods and impairment charges in 2008. The reduction in net loss from continuing operations was in part driven by the cost reduction actions already discussed. The improvement in cash used in operating activities was also due to increased emphasis on better working capital management during fiscal 2009, resulting in a $2.6 million reduction in the change in net operating assets and liabilities. There was reduction in cash used due to the change in inventories of $2.4 million driven by a focus on lean manufacturing techniques in CSI’s Heavy Duty Diesel Systems division and improved inventory management in CSI’s Catalyst division. There was an increase in cash used due to the change in accounts receivables due primarily to significant revenues in the fourth quarter of 2009 in CSI’s Heavy Duty Diesel Systems division. This increase in the change in receivables was partially offset by an increase in the changes in accounts payable and accrued expenses, as material purchases and other operating costs grew in the fourth quarter, driven by the revenue growth. Cash provided from operating activities associated with discontinued operations increased to $0.2 million in 2009 compared to usage of $0.9 million in 2008.
Cash provided by investing activities
          Changes in CSI’s cash flows from investing activities primarily relate to asset sales and acquisitions, investment in its Asian joint venture as well as capital expenditures and other assets to support its growth plans.
          Net cash generated by investing activities was $1.4 million in the nine months ended September 30, 2010; a decrease of $0.3 million as compared to the $1.7 million generated by investing activities in the nine months ended September 30, 2009. This decrease was primarily the result of $2.0 million received from CSI’s Asian joint venture partner, TKK, from the sale of intellectual property in the nine months ended September 30, 2010 compared to $2.5 million in the nine months ended September 30, 2009, as well as lower capital expenditures in the nine months ended September 30, 2010 of $0.2 million compared to $0.7 million in the same period of 2009. Offsetting this cash generated from investing activities was an additional investment of $0.4 million made in CSI’s Asian joint venture.
          Net cash generated by investing activities was $13.4 million in fiscal 2009, an increase of $9.8 million as compared to the $3.6 million generated by investing activities in fiscal 2008. In fiscal 2009, the primary investing activities included $8.6 million of proceeds from the sale of the assets of Applied Utility Systems and $5.4 million of proceeds from the sale of intellectual property and a share in the Asian joint venture to CSI’s joint venture partner TKK. This compared to $4.0 million of proceeds from the sale of intellectual property and a share in the Asian joint venture and $1.7 million in proceeds from the sale of an office building in 2008. Cash used in investing in its investment in the Asian joint venture decreased by $1.0 million. In 2008, CSI made its initial capital contribution and there were no capital calls in 2009. Also, in fiscal 2009, CSI reduced capital expenditures by $1.3 million to $0.6 million compared to $1.9 million in 2008. CSI expects 2010 to have a similar level of capital expense as 2009. CSI’s capital expenditures have been reduced to a level to provide necessary maintenance and targeted investments to improve processes or products.
Cash provided by (used in) financing activities
          Since inception, CSI has financed its net operating cash usage through a combination of financing activities such as issuance of equity or debt and investing activities such as sale of intellectual property or other assets. Changes in CSI’s cash flows from financing activities primarily relate to borrowings and payments under debt obligations.
          Net cash used in financing activities was $1.1 million in the nine months ended September 30, 2010; a $1.4 million decrease as compared to net cash used in financing activities of $2.5 million in the nine months ended September 30, 2009. The lower usage was primarily due to the receipt of $2.0 million of cash proceeds from the sale of secured convertible notes in June and July 2010, which was partially offset by a higher net pay-down of a line of credit for the nine months ended September 30, 2010 as compared to the same period in 2009.
     Net cash used in financing activities was $10.5 million in fiscal 2009, a $12.5 million decrease as compared to net cash provided by financing activity of $2.0 million in fiscal 2008. During fiscal 2009 CSI reduced secured debt by $9.7 million including $6.8 million in fixed term loans and reduced borrowing under a line of credit of $2.9 million. This compares to a net increase in borrowing of $2.7 million in 2008, including a new secured loan of $3.3 million, which was repaid in 2009, an increase of $1.7 million in borrowings under CSI’s Fifth Third Bank line of credit, partially offset by the repayment of a fixed term loan of $2.3 million. In addition, in 2008, CSI incurred $0.7 million in debt issuance costs. The difference between the $10.5 million of net cash used to repay debt and the $9.7 million reduction of debt balance during 2009 was a result of exchange rate movement between the Canadian and U.S. dollar.
Description of Indebtedness
          CSI’s outstanding borrowing at September 30, 2010 and December 31, 2009 are summarized as follows:

	September 30,	December 31,
	2010	2009
	(Dollars in millions)
Line of credit	$2.5	$5.1
Consideration payable	3.0	3.0
Secured convertible notes, with a face value of $2.0 million	3.6	—
Capital lease obligations	0.1	0.1

Total borrowings	$9.2	$8.2

          Fifth Third Bank
          In December 2007, CSI and its subsidiaries, including Engine Control Systems, entered into borrowing agreements with Fifth Third Bank as part of the cash consideration paid for CSI’s December 2007 purchase of Engine Control Systems. The borrowing agreements initially provided for three facilities including a revolving line of credit and two term loans. The line of credit was a two-year revolving term operating loan up to a maximum principal amount of $8.2 million (Canadian $10 million), with availability based upon eligible accounts receivable and inventory. The other facilities included a five-year non-revolving term loan of up to $2.5 million, which was paid off during 2008, and a non-revolving term loan of $3.5 million which was paid off in October 2009.
          At December 31, 2009, the line of credit consisted of a Canadian $8.5 million demand revolving credit line, subject to further reductions in the amount of availability during any forbearance period. Borrowings under this credit line bear interest at either (i) the U.S. Prime Rate plus 2.50% for borrowings in U.S. dollars; or (ii) the Canadian Prime Rate plus 2.50% for borrowings in Canadian dollars. As of January 31, 2010, the interest rates were increased as part of the forbearance agreement to U.S. Prime Rate plus 2.75% for U.S. dollar borrowings and to

Canadian Prime Rate plus 2.75% for Canadian dollar borrowings. As of September 6, 2010, the interest rates were increased again as part of the forbearance agreement to U.S. Prime Rate plus 3.00% for U.S. dollar borrowings and to Canadian Prime Rate plus 3.00% for Canadian dollar borrowings. At September 30, 2010, the line of credit consisted of a Canadian $6.0 million demand revolving line of credit.
          Under the terms of the Fifth Third Bank borrowing agreement, CSI’s Engine Control Systems subsidiary is restricted from making any distributions to CSI, the parent company, other than those for arms length transactions and management fees up to $250,000. The credit facility also requires that CSI maintain certain financial covenants and CSI has pledged as security for its obligations under the facility, its assets including share ownership and assets of principal subsidiaries. If CSI’s financial results do not reach the levels required by the covenants and CSI is unable to obtain a waiver, the credit facility would be in default and subject to acceleration. In addition to the foregoing, the credit facility also includes a material adverse change clause that is exercisable if, in the opinion of Fifth Third Bank, there is a material adverse change in the financial condition, ownership or operation of CSI or its principal subsidiary (Engine Control Systems). If Fifth Third Bank were to deem that such a material adverse change had occurred it may terminate CSI’s right to borrow under the facility and demand payment of all amounts outstanding.
          On March 31, 2009, CSI failed to achieve two of the covenants under its Fifth Third Bank credit facility. These covenants related to the annualized EBITDA and the funded debt to EBITDA ratio for its Engine Control Systems subsidiary. Fifth Third Bank agreed to temporarily suspend its rights until July 1, 2009 subject to CSI, in Fifth Third Bank’s opinion, making reasonably satisfactory progress in its efforts to recapitalize its balance sheet and the provision of an audit report on the collateral pledged by CSI to Fifth Third Bank. In July 2009, the bank extended its forbearance until September 30, 2009, subject to similar terms. In October 2009, on the repayment of the term loan of $3.5 million, the bank verbally extended its forbearance until November 30, 2009. In December 2009, the bank extended its forbearance until January 31, 2010, converted the revolving line to a demand facility, reduced the credit limit to Canadian $8.5 million and raised the interest charged to Prime Rate plus 2.5%. This conversion to a demand facility effectively rendered the financial covenants under the original loan agreement meaningless. In January 2010, the bank further extended forbearance until April 30, 2010 and further reduced the credit limit to Canadian $7.5 million with a Canadian $100,000 reduction per month for the forbearance period. The interest rate was further increased to U.S./Canadian Prime Rate plus 2.75%. In June 2010, in connection with the capital raise (discussed above under “— Recent Developments — Capital Raise”), Fifth Third Bank agreed to further extend forbearance under the terms of its credit facility until August 31, 2010, and reduced the credit limit to Canadian $7.0 million, but made no further changes to the interest rate, which remained at U.S./Canadian Prime Rate plus 2.75%. A further extension until November 30, 2010 was to be granted if certain criteria were met. As of August 31, 2010, Fifth Third Bank agreed to further extend the forbearance until October 15, 2010 and, as the Merger was completed on such date, such forebearance was extended until January 13, 2011 (90 days after consummation of the Merger), but the credit limit was further reduced to $6.0 million, the interest rate was increased by 0.25% to U.S./Canadian Prime Rate plus 3.00%.
          The current facility with Fifth Third is now effectively a demand facility, which means that Fifth Third may demand repayment of outstanding amounts at any time. Although CSI has no reason to believe that Fifth Third will not continue to extend credit to CSI on the terms set out in the forbearance agreement, or agree to modifications to the terms to extend the forbearance should the need arise, there is no guarantee that Fifth Third will do so. As such, if the forbearance agreement is not renewed by the time CSI is able to establish a new line of credit, CSI’s bank lender may move to exercise remedies that would materially adversely affect CSI and its business. These remedies would include setting off against the outstanding bank debt proceeds of its accounts receivable, the bank directing accounts receivable to be paid to it, the inability to make further borrowings under the credit agreement, and the seizure or sale of CSI’s equipment, inventory and general intangibles. These remedies would have a material adverse effect on CSI.
          For further information regarding CSI’s credit agreement with Fifth Third Bank, see Note 8 to CSI’s Annual Consolidated Financial Statements and Note 3 to CSI’s Interim Condensed Consolidated Financial Statements incorporated by reference into this registration statement on Form S-1.

Secured convertible notes
          In June 2010, pursuant to the terms of its capital raise (discussed above under “Recent Developments — Capital Raise”), CSI agreed to issue up to $4 million of secured convertible notes, $2 million of which were issued as of September 30, 2010. The secured convertible notes, as amended, bore interest at a rate of 8% per annum, provided for a maturity date of August 2, 2010, and were secured by a subordinated lien on CSI’s assets, but were subordinated to Fifth Third Bank. Under the terms of the secured convertible notes, because the necessary shareholder approvals were received at the special meeting of CSI’s shareholders on October 12, 2010 to permit conversion thereof, CSI issued the remaining $2.0 million of secured convertible notes immediately prior to the Merger and all $4.0 million of secured convertible notes converted into newly created “Class B” common stock immediately prior to the Merger such that at the effective time of the Merger, this group of accredited investors received approximately 66% of the shares of common stock being issued by Clean Diesel to CSI shareholders in the Merger. This group of accredited investors did not receive any of the warrants issued by Clean Diesel to CSI shareholders in the Merger in exchange for their shares of “Class B” common stock. There are no longer any secured convertible notes issued and outstanding. With the exception of Allen & Company LLC, all of the selling stockholders were investors in CSI’s capital raise, and received the shares of our common stock being registered for resale hereby upon conversion of their shares of CSI “Class B” common stock in the Merger.
          The secured convertible notes contained two embedded financial instruments that required separate accounting at September 30, 2010: the premium redemption feature (the penalty premium under default) and the contingent equity forward (the $2.0 million the noteholders committed to fund immediately prior to the Merger). The accounting for these and their impact on the book value of the convertible notes is discussed in Note 3 to CSI’s Interim Condensed Consolidated Financial Statements incorporated by reference into this registration statement on Form S-1.
          The secured convertible notes included a beneficial conversion feature totaling $0.7 million that was contingent on the approval by CSI’s shareholders of certain amendments to CSI’s Articles of Incorporation. As the related amendments were approved on October 12, 2010, the beneficial conversion feature will be recorded as additional non-cash interest expense in the three months ended December 31, 2010.
          CSI recorded the initial value of the embedded financial instruments as a discount to the face value of the secured convertible notes and amortized it using the effective interest method through the original maturity date of the secured convertible notes, which was August 2, 2010. CSI then re-measured the embedded financial instruments at fair value at the end of the reporting period with recorded changes in fair value in other income (expense). At September 30, 2010 the fair value of the embedded financial instruments were $1.6 million.
Consideration payable
          On October 20, 2010, CSI and the seller under the Applied Utility Systems Asset Purchase Agreement dated August 28, 2006 reached a settlement that ends all outstanding litigation and arbitration claims between such seller and CSI. On October 22, 2010, CSI made an initial payment to the seller of $1.5 million, pursuant to such settlement agreement. CSI is obligated to make eight subsequent payments of $250,000 each on December 31, April 30, July 31 and September 30, commencing December 31, 2010 and ending September 30, 2012, for an aggregate of $2.0 million. Under the settlement agreement, the seller may record a Uniform Commercial Code-1 (“UCC-1”) financing statement securing the subsequent payment obligations, which shall be subordinated to all existing liens against CSI’s assets and, subject to CSI not being in default with respect to the subsequent payment obligations, shall be subordinated to any new financing obtained by CSI or its affiliates. Details of the settlement, including the discount that CSI would receive for early prepayment, are included in a current report on Form 8-K filed by Clean Diesel with the Securities and Exchange Commission on October 21, 2010, which is incorporated by reference into this registration statement on Form S-1. For more information relating to this dispute, see Note 11 to CSI’s Interim Condensed Consolidated Financial Statements incorporated by reference into this registration statement on Form S-1.
Off-Balance Sheet Arrangements
     As of September 30, 2010 and December 31, 2009, CSI had no off-balance sheet arrangements.

Commitments and Contingencies
          As of September 30, 2010 and December 31, 2009, other than office leases and employment agreements with key executive officers, CSI had no material commitments other than the liabilities reflected in CSI’s Annual Consolidated Financial Statements and Interim Condensed Consolidated Financial Statements.
Related-Party Transactions
          In June 2010, CSI agreed to issue up to $4 million of secured convertible notes to a group of accredited investors (see “Recent Developments—Capital Raise”). RockPort Capital Partners subscribed for a portion of the secured convertible notes as part of the capital raise. One of the members of CSI’s Board of Directors, Mr. Alexander (“Hap”) Ellis, III, is a partner of RockPort Capital Partners. At the effective time of the Merger, Mr. Ellis was appointed to the Board of Directors of Clean Diesel and resigned from the Board of CSI. Following the Merger, RockPort Capital Partners is a significant shareholder of Clean Diesel.
          As part of the $4.0 million capital raise, CSI agreed to pay the accrued director fees as of December 31, 2009, which amounted to $0.4 million, in a combination of common stock and $0.1 million of cash. These fees were paid on October 15, 2010 immediately prior to the Merger.

DIRECTORS AND EXECUTIVE OFFICERS
Directors
          Charles F. Call, Director and Chief Executive Officer (Age 63)
          Mr. Call was appointed to our Board of Directors and named as our Chief Executive Officer on October 15, 2010 in connection with the Merger. He joined CSI as Chief Executive Officer and Director in November 2004. Mr. Call has over 30 years of broad management experience encompassing sales, marketing, plant management, general management and executive management roles in the automotive and electronics industries. His prior experience includes seven years (from 1997 to 2004) at Imperial Chemical Industries as General Manager of the electronic materials group and later General Manager of the specialty polymers and adhesives group. Mr. Call also served as President of JPE Trim from 1996 to 1997, a manufacturer of automotive exterior trim products supplying the major automotive companies. Before JPE, he served as President of Dexter Automotive Materials, a supplier of coatings, adhesives and acoustical materials to the major automotive companies. Mr. Call received a BS degree from Rochester Institute of Technology, New York.
          Bernard H. (“Bud”) Cherry, Director (Age 70)
          Mr. Cherry was appointed to our Board on October 15, 2010 in connection with the Merger. Mr. Cherry joined CSI as a Director in January 2008 and served in such position until resigning in connection with the Merger. Mr. Cherry is the Principal Founder and Chief Executive Officer of Energy 5.0 LLC, a privately held energy solutions company established in November 2006, that develops, finances, constructs and operates complex renewable energy production facilities. He has over 40 years’ experience in the energy sector. Mr. Cherry served as Executive Vice Chairman of the Board of Northern Power Systems, Inc., a wind energy company from August 2008 to July 2009 and Chief Executive Officer from August 2008 to December 2008. In February 2007, Mr. Cherry joined the Board of Directors of Distributed Energy Systems Corporation (Nasdaq: DESC), a renewable energy generation and technology equipment manufacturer, and became Chairman of the Board in August 2007. In October 2007, Mr. Cherry was named Chief Executive Officer and served until August 2008, at which time he also left the Board. Distributed Energy Systems Corporation filed for Chapter 11 bankruptcy protection in June 2008. Prior to that, Mr. Cherry was Chief Executive Officer of the Foster Wheeler Global Power Group, one of the two major business groups of Foster Wheeler Limited (Nasdaq: FWLT), a provider of construction and engineering services, from November 2002 until June 2006. Prior to his tenure at Foster Wheeler, Mr. Cherry was a member of the senior management team of the Oxbow Group for 17 years. Mr. Cherry was the President and Chief Operating Officer of the Oxbow Energy and Minerals Group and played a key leadership role in the creation and growth of Oxbow’s global energy activities. Mr. Cherry began his career as a Nuclear Engineer at United Nuclear Corporation and holds a BS degree in Chemistry and MS degree in Nuclear Engineering, both earned at the University of Illinois.
          Alexander (“Hap”) Ellis, III, Chairman (Age 61)
          Mr. Ellis was appointed to our Board on October 15, 2010 in connection with the Merger. Mr. Ellis joined CSI as a Director in June 2003, and was elected Chairman of CSI’s Board in December 2004 and held such position until resigning in connection with the Merger. Mr. Ellis has extensive operating experience in electric power and renewable energy. He is a General Partner of RockPort Capital Partners, a leading venture capital firm that partners with clean tech entrepreneurs around the world. He has been a general partner in RockPort Capital Partners since its inception. He has primarily focused on renewables, electric grid technologies, advanced materials and transportation and emission control technologies. Prior to the formation of RockPort’s first fund, he joined RockPort Partners, a merchant bank specializing in energy and environmental projects in 1998. In addition to CSI, Mr. Ellis serves on the boards of Deerpath Energy, EKA Systems, Inc. (owned by Cooper Industries plc — NYSE: CBE), ISE Corporation, Northern Power Systems, Powerspan Corp., Second Rotation, Inc., Southwest Windpower and William Gallagher Associates. In addition, he represented RockPort on the board of Comverge, Inc. (Nasdaq: COMV) from October 2004 to August 2007. Mr. Ellis received a BA degree from Colorado College and an MBA from the Yale School of Management.

          Charles R. Engles, Ph.D., Director (Age 63)
          Dr. Engles was appointed to our Board on October 15, 2010 in connection with the Merger. Dr. Engles served as a Director of CSI from January 2000 until resigning in connection with the Merger. He has a total of 14 years of experience serving as a board member for U.S. public companies and has also been a board member of seven private companies. From April to October 2008, Dr. Engles served as Interim Chief Executive Officer of ThermoCeramix, Inc., an advanced materials company focused on electrical to thermal energy conversion. From September 1997 to March 2008, Dr. Engles served as Chief Executive Officer of Cutanix Corporation, a biopharmaceutical company focused on dermatological drug discovery that he co-founded. From September 1994 to March 1997, he served as Chairman and Chief Executive Officer of Stillwater Mining Company (NYSE: SWC) and, under his direction it completed an IPO on NASDAQ in 1994. In 1992, he organized the spin out from Johns-Manville Corporation (NYSE:BRK.A,BRK.B) and Chevron Corporation (NYSE: CVX) of Stillwater Mining Company, the only U.S. producer of platinum group metals. From July 1989 until September 1994, Dr. Engles served as Senior Vice President of Johns-Manville Corporation responsible for corporate development and worldwide mining and minerals operations. Dr. Engles holds a Ph.D. from Stanford University in operations research and attended Oxford University as a Rhodes Scholar.
          Derek R. Gray, Director (Age 77)
          Mr. Gray has been a director of Clean Diesel since 1998. Mr. Gray has been managing director of SG Associates Limited, a United Kingdom fiscal advisory firm, since 1971 and a director of Velcro Industries N.V., a manufacturing company, since 1974. Mr. Gray has extensive financial expertise and is a knowledgeable advisor.
          Mungo Park, Director (Age 54)
          Mr. Park has been Chairman and a director of Clean Diesel since September 2009. Mr. Park is the Chairman of Innovator Capital Limited, a financial services company of London, England. Innovator Capital has significant experience in advising “Greentech” companies on financial matters. Mr. Park was elected to the Clean Diesel Board of Directors and appointed as Chairman of the Board at the suggestion of several significant stockholders of Clean Diesel to assist Clean Diesel in focusing on strategic objectives and creating value for stockholders.
          Timothy Rogers, Director and Senior Corporate Vice President — Product Development (Age 48)
          Mr. Rogers was first appointed to our Board in September 2010 and elected at the annual meeting of our shareholders in October 2010. Mr. Rogers is currently our Senior Corporate Vice President — Product Development.. From September 2010 through the Merger, Mr. Rogers served as our interim Chief Executive Officer and prior to such appointment, acted as Executive Vice President of International Operations since 2006; had been Vice President, International of Clean Diesel from 2004; and had been a consultant to Clean Diesel from 2003. From 2002 to September 2003, he was Director of Sales and Marketing of ADAS Consulting, Ltd. and from 1993 to 2002, was a director of Adastra, a wholly owned-subsidiary of Associated Octel Company, Ltd., a U.K.-based multinational petrochemical company. Mr. Rogers brings to the Board a wealth of broad, cleantech industry knowledge as well as significant experience consulting with global regulatory agencies on clean air policy and the technical execution of low emission zones.
Director Independence
          Our board of directors has affirmatively determined that Alexander Ellis, III, Dr. Charles Engles, Bernard Cherry and Derek R. Gray are each “independent” as that term is defined in the NASDAQ listing rules. Messrs. Call, Park and Rogers are not independent under the NASDAQ listing rules.
Executive Officers
          Charles F. Call, Chief Executive Officer (Age 63)
          For information regarding Mr. Call’s business experience and qualifications, see his biography included under “— Directors” above.

          Nikhil A. Mehta, Chief Financial Officer (Age 53)
          Mr. Mehta was appointed as our Chief Financial Officer in connection with the Merger. Mr. Mehta joined CSI as Chief Financial Officer in July 2008 and was appointed Director in August 2008. Mr. Mehta has more than 25 years of financial management experience in high technology and medical technology companies. His experience includes significant operational finance management in manufacturing companies, fund raising, several acquisitions and experience as Chief Financial Officer for companies listed on NASDAQ as well as AIM in London. Prior to joining CSI, from 2005 to 2008, he was Chief Financial Officer of Spacelabs Healthcare, Inc., a medical technology company and wholly owned subsidiary of OSI Systems, Inc. (NASDAQ: OSIS). Mr. Mehta served as Vice President of Corporate Development for OSI Systems, Inc. from 2002 to 2005, where he participated in or led several acquisitions and the IPO of Spacelabs on AIM. From 2000 to 2002, Mr. Mehta was Chief Financial Officer of Advanced Tissue Sciences, Inc., a previously listed NASDAQ biotechnology company. Advanced Tissue Sciences, Inc. was the subject of a Liquidating Chapter 11 Plan of Reorganization in 2003. Mr. Mehta also spent over 15 years in several financial positions with Xerox Corporation (NYSE: XRX). Mr. Mehta received an MBA degree from The Wharton School, University of Pennsylvania and Bachelor of Commerce from Bombay University.
          Stephen J. Golden, Ph.D., Chief Technology Officer (Age 49)
          Dr. Golden was appointed as our Chief Technology Officer in connection with the Merger. Prior to such time, he served as the Chief Technology Officer of CSI and was a Director of CSI from 1996 until resigning in connection with the Merger. Dr. Golden is a co-founder of CSI and the developer of its technology. From 1994 to late 1995, he was the Research Director for Dreisbach Electromotive Incorporated, a developer of advanced batteries based in Santa Barbara, California. Dr. Golden received his doctorate in Material Science at Imperial College of Science and Technology in London, England. He did extensive post-doctoral work at the University of California, Santa Barbara, and the University of Queensland, Australia in ceramic oxide and mixed metal oxide materials.
          Timothy Rogers, Senior Corporate Vice President — Product Development (Age 48)
          For information regarding Mr. Rogers’ business experience and qualifications, see his biography included under “— Directors” above.
          Christopher J. Harris, Chief Operations Officer (Age 45)
          Mr. Harris was appointed as our Chief Operations Officer in connection with the Merger. Mr. Harris joined CSI as President of its Catalyst Business in August 2008 and continues to serve as President of our subsidiary, Engine Control Systems, Limited. Mr. Harris has over 20 years of technical, commercial and general management experience in both privately-held and publicly-traded specialty chemicals and materials companies. Prior to joining CSI, Mr. Harris’ positions included Chief Operating Officer of Aculon, Inc., an early-stage nanotechnology company, from May 2007 to August 2008, and prior thereto Global Vice President/General Manager of Avery Dennison Corporation’s (NYSE: AVY) Performance Polymers business. Earlier in his career, Mr. Harris held various management positions in North America and Europe during eleven years with Rohm and Haas Company, acquired by The Dow Chemical Company (NYSE: DOW) in 2009. Mr. Harris earned his Bachelor of Science in Chemical Engineering from Cornell University and completed graduate business coursework at Temple University.
          David E. Shea, Corporate Controller (Age 47)
          Mr. Shea was appointed Corporate Controller in connection with the Merger. Mr. Shea joined CSI in October 2005 as Manager of Financial Planning and Analysis and was appointed Corporate Controller in 2009, a position which he held through the Merger. Mr. Shea has over 20 years of financial management experience in a number of different industries. Prior to joining CSI, from 2001 to 2005, he was the Director of Finance for ENCO Utility Services, a privately held utility services outsourcing provider. From 1998 to 2001, he was the Manager of Business Planning and Development for Edison Enterprises, an unregulated subsidiary of Edison International (NYSE: EIX). From 1986 to 1998, Mr. Shea held several of financial positions, the last being Manager of Material Estimating and Cost Management at Northrop Grumman (NYSE: NOC). Mr. Shea received an MBA Degree from

The University of Southern California Marshall School of Business and a Bachelor of Arts in Economics/Mathematics from the University of California at Santa Barbara.
          Dr. Daniel K. Skelton, Vice President, Sales and Marketing (Age 37)
          Dr. Skelton has been Vice President, Sales and Marketing since February 2009 (formerly called Global Sales). He was previously Vice President, International from August 2008; Commercial Director, Europe from September 2006 and Business Development Manager, International from January 2005. From 2000 to 2004 Dr. Skelton was a Manager at Mitsui & Co. Ltd., an international diversified company, with responsibilities for developing emission control technology. Dr. Skelton holds a PhD degree in metallurgy.
          There are no arrangements or understandings between any of Messrs. Call, Mehta, Golden, Harris, Shea or Skelton or any other person pursuant to which such person was selected as an officer. None of Messrs. Call, Mehta, Golden, Harris, Rogers, Shea or Skelton has any family relationship with any director or other executive officer of Clean Diesel. There are no transactions in which any of Messrs. Call, Mehta, Golden, Harris, Rogers, Shea or Skelton has an interest requiring disclosure under Item 404(a) of Regulation S-K.

MARKET PRICE AND DIVIDEND INFORMATION
          Our common stock is traded on the NASDAQ Capital Market under the symbol “CDTI.” For a twenty-trading day period immediately following the Merger and the one-for-six reverse stock split, both of which took effect October 15, 2010, it temporarily traded under the symbol “CDTID” in accordance with NASDAQ’s rules.
          The following table sets forth the high and low closing prices of our common stock on The NASDAQ Capital Market for each of the periods listed. Prices indicated below with respect to its share price include inter-dealer prices, without retail mark up, mark down or commission and may not necessarily represent actual transactions. Periods prior to and including October 15, 2010 have been restated to reflect the one-for-six reverse stock split that took effect October 15, 2010 after the end of trading.

	NASDAQ Capital Market
	High	Low
2008
1st Quarter	$149.10	$52.44
2nd Quarter	$95.88	$63.00
3rd Quarter	$73.50	$18.00
4th Quarter	$28.74	$9.24
2009
1st Quarter	$18.30	$6.00
2nd Quarter	$15.00	$8.46
3rd Quarter	$13.20	$7.50
4th Quarter	$13.38	$8.40
2010
1st Quarter	$13.32	$8.70
2nd Quarter	$10.68	$5.70
3rd Quarter	$8.10	$4.08
4th Quarter	$37.06	$3.99
(through December 21, 2010)
Holders
          At December 14, 2010, there were 374 holders of record of our common stock representing approximately 1,700 beneficial owners.
Dividends
          No dividends have been paid on our common stock and we do not anticipate paying dividends in the foreseeable future.

PRINCIPAL STOCKHOLDERS
          The following table and the related notes present certain information with respect to the beneficial ownership of the our company by (1) each person who is a director or executive officer (2) each person or group who is the beneficial owner of more than 5% of our common stock and (3) all persons who are directors or executive officers as a group. The information reflects the one-for-six reverse stock split that took effect October 15, 2010.

	Beneficial
	ownership (b)
		%
Name and address of beneficial owner (a)	Number of Shares	Owned
RockPort Capital Partners (c)	458,023	11.4%
Cycad Group LLC (d)	407,472	10.2%
Kanis, S.A. (e)	398,722	9.8%
EnerTech Capital Partners (f)	351,694	8.9%
Emerald Partners I Ltd. (g)	346,454	8.8%
Allen & Company (h)	333,332	8.1%
Directors and Executive Officers
Charles F. Call (i)	304	*
Bernard H. Cherry (j)	22,511	*
Alexander Ellis, III (k)	1,667	*
Charles R. Engles, Ph.D. (l)	25,721	*
Derek R. Gray (m)	59,324	1.5%
Mungo Park (n)	96,272	2.4%
Timothy Rogers (o)	11,786	*
Stephen J. Golden, Ph.D. (p)	18,504	*
Christopher J. Harris	0	*
Nikhl A. Mehta	0	*
David E. Shea	0	*
Daniel Skelton (q)	5,909	*
All directors and executive officers as a group (12 persons total) (r)	241,998	6.1%

*	less than 1%

(a)	The address of RockPort Capital Partners is 160 Federal Street, 18th Floor, Boston, Massachusetts 02110; the address of Cycad Group LLC is 6187 Carpinteria Avenue, Suite 300, Carpinteria, California 93014; the address of Kanis, S.A. is 82 Z Portland Place, London W1B 1NS, England; the address of EnerTech Capital Partners is Building D, Suite 105, 625 West Ridge Pike, Conshohocken, Pennsylvania 19428; the address of Emerald Partners I Ltd. is P.O. Box 255, Trefalgar Court, Les Banques, St. Peter Port GY1 3QL, Guernsey; the address of Allen & Company LLC is 711 Fifth Avenue, New York, New York 10022; the address of the directors and executive officers is c/o Clean Diesel Technologies, Inc., 4567 Telephone Road, Suite 206, Ventura, California 93003.

(b)	To our knowledge, unless otherwise indicated in the footnotes to this table, we believe that each of the persons named in the table have sole voting and investment power with respect to all shares of the combined company shown as beneficially owned by them, subject to community property laws where applicable (or other beneficial ownership shared with a spouse) and the information contained in this table and these notes.

Beneficial ownership has been determined in accordance with SEC rules, which generally attribute beneficial ownership of securities to each person who possesses, either solely or shared with others, the power to vote or dispose of those securities. These rules also treat as beneficially owned all shares that a person would receive upon exercise of stock options or warrants held by that person that are immediately exercisable or exercisable within 60 days of the determination date, which is December 22, 2010 for this purpose.

Such shares are deemed to be outstanding for the purpose of computing the number of shares beneficially owned and the percentage ownership of the person holding such options or warrants, but these shares are not treated as outstanding for the purpose of computing the percentage ownership of any other person. The percent of beneficial ownership is based on 3,947,831 shares of common stock issued and outstanding on December 22, 2010.

(c)	As reflected in the Schedule 13Ds filed on October 22, 2010 by RockPort Capital Partners, L.P. and RP Co-Investment Fund I, L.P. Alexander Ellis, III (one of our directors), Janet B. James, William E. James, Charles J. McDermott, David J. Prend and Stoddard M. Wilson share voting and investment power over the shares listed above. Beneficial ownership includes 375,853 shares and warrants to acquire 40,220 shares at $7.92 per share held by RockPort Capital Partners, L.P. and 26,842 shares and warrants to acquire 15,108 shares at $7.92 per share held by RP Co-Investment Fund I, L.P. Mr. Ellis disclaims beneficial ownership except to the extent of his pecuniary interest in such shares.

(d)	As reflected in the Schedule 13G filed on October 22, 2010 by Cycad Group LLC, K. Leonard Judson and Paul F. Glenn share voting and investment power over the shares listed above. Beneficial ownership includes 369,470 shares held directly, warrants to acquire 28,143 shares at $7.92 per share and warrants to acquire 9,859 shares at $2.79 per share. Beneficial ownership does not reflect warrants to acquire an additional 8,607 shares at $7.92 per share, which warrants are issuable upon the exercise in full of the warrants to acquire 9,859 shares.

(e)	Beneficial ownership reflects 269,849 shares and warrants to acquire 166 shares at $60.00 per share, 374 shares at $48.90 per share and 128,333 shares at $7.92 per share.

(f)	As reflected in the Schedule 13G filed on October 22, 2010 by EnerTech Capital Partners II L.P. and ECP II Interfund L.P., Scott B. Ungerer, William G. Kingsley, Robert E. Keith and Mark J. DeNino share voting and investment power over the shares listed above. Beneficial ownership includes 324,968 shares and warrants to acquire 13,058 shares at $7.92 per share held by EnerTech Capital Partners II L.P. and 13,058 shares and warrants to acquire 610 shares at $7.92 per share held by ECP II Interfund L.P.

(g)	As reflected in the Schedule 13G filed on October 22, 2010 and amended on December 3, 2010 by Emerald Partners I L.P., Pascal Mahieux, John Bridle and Walter Locher share voting and investment power over the shares listed above. Messrs Mahieux, Bridle and Locher are the sole directors of Emerald Partners I Ltd., which is the general partner of EEF I Management L.P. and ECF I Management L.P. EEF I Management L.P. is the general partner of Emerald Energy Fund I, L.P. ECF I Management L.P. is the general partner of Emerald Cleantech Fund I, L.P. Beneficial ownership includes 335,074 shares and warrants to acquire 9,323 shares at $7.92 per share held by Emerald Energy Fund I, L.P. and warrants to acquire 2,057 shares at $7.92 per share held by Emerald Cleantech Fund I, L.P.

(h)	Beneficial ownership reflects 166,666 shares and warrants to acquire 166,666 shares at $7.92 per share. Allen & Company LLC acted as CSI’s financial advisor in connection with the Merger and its capital raise. Such securities were issued as compensation for the services provided to CSI.

(i)	Mr. Call’s shares are held jointly with his spouse. Beneficial ownership reflects 167 shares and warrants to acquire 137 shares at $7.92 per share.

(j)	Beneficial ownership reflects 11,464 shares, warrants to acquire 9,380 shares at $7.92 per share and options to acquire 1,667 shares. Does not include unvested portion of options.

(k)	Beneficial ownership reflects options to acquire 1,667 shares. Does not include unvested portion of options.

(l)	Beneficial ownership reflects 13,229 shares, warrants to acquire 10,825 shares at $7.92 per share and options to acquire 1,667 shares. Does not include unvested portion of options.

(m)	Beneficial ownership reflects 30,663 shares, warrants to acquire 13,333 shares at $7.92 per share, 41 shares at $60.00 per share, and 124 shares at $48.90 per share; and 15,163 shares issuable upon exercise of options. Does not reflect 8,202 shares, which are held by his adult children and as to which Mr. Gray disclaims beneficial ownership.

(n)	Beneficial ownership includes options to acquire 1,667 shares. Does not include unvested portion of options. Beneficial ownership also includes 32,414 shares, and warrants to purchase 23,423 shares at $50.63 per share, 11,709 shares at $75.00 per share, 12,196 shares at $9.75 per share and 14,863 shares at $10.09 per share, all of which are held by Innovator Capital Limited. Mr. Park is a principal of Innovator Capital. The 32,414 shares and warrants to purchase 14,863 shares at $10.09 per share were issued to Innovator Capital as compensation for services in connection with the Merger and capital raise.

(o)	Beneficial ownership reflects 66 shares and options to acquire 11,720 shares.

(p)	Dr. Golden’s shares are held in the Golden Family Trust dated May 5, 2006. Beneficial ownership reflects 10,177 shares, warrants to acquire 8,327 shares at $7.92 per share.

(q)	Beneficial ownership reflects 387 shares and options to acquire 5,522 shares.

(r)	Beneficial ownership reflects 98,567 shares, 104,358 shares issuable upon the exercise of warrants and 39,073 shares issuable upon exercise of options.

LEGAL MATTERS
     The validity of the securities offered by this prospectus will be passed upon for us by Reed Smith LLP.
EXPERTS
          The consolidated financial statements of Clean Diesel Technologies, Inc. as of December 31, 2009 and 2008 and for each of the three years in the three-year period ended December 31, 2009 and the related financial statement schedule incorporated by reference in this prospectus and registration statement have been audited by EisnerAmper LLP (formerly known as Eisner LLP), an independent registered public accounting firm, as stated in their report incorporated by reference herein and is included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.
          The consolidated financial statements of Catalytic Solutions, Inc. (“CSI”) as of December 31, 2009 and 2008, and for the years then ended, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the December 31, 2009, consolidated financial statements contains an explanatory paragraph that states that CSI has suffered recurring losses from operations and has an accumulated deficit that raise substantial doubt about CSI’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty.
WHERE YOU CAN FIND MORE INFORMATION
          This prospectus is part of a registration statement on Form S-1 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules of the SEC. We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Our SEC filings are also available at the SEC’s website at www.sec.gov. We maintain a website at www.cdti.com and information regarding CSI’s operations may be found at www.catsolns.com. Information contained in or accessible through either website does not constitute part of this prospectus and you should not rely on that information in deciding whether to invest in our common stock, unless that information is also in or incorporated by reference in this prospectus.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE
     The SEC allows us to “incorporate by reference” information we file with it into our registration statement on Form S-1 of which this prospectus is a part, which means that we can disclose important information to you by referring you to other documents. The information incorporated by reference is an important part of this prospectus.
     We incorporate by reference the documents listed below:
•	our Annual Report on Form 10-K for the fiscal year ended December 31, 2009, filed on March 25, 2010, as amended by our Annual Report on Form 10-K/A, filed on April 30, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended March 31, 2010, filed on May 14, 2010, as amended by our Quarterly Report on Form 10-Q/A, filed on May 14, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended June 30, 2010, filed on August 16, 2010;

•	our Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed on November 15, 2010;

•	our Current Reports on Form 8-K filed with the SEC on February 2, 2010, April 23, 2010; May 14, 2010, as amended on May 20, 2010; May 18, 2010; July 6, 2010; July 20, 2010; August 16, 2010, as amended on August 26, 2010; August 25, 2010; August 30, 2010; August 31, 2010; September 7, 2010; September 20, 2010; September 28, 2010; October 4, 2010; October 13, 2010; October 18, 2010; October 21, 2010, as amended on December 30, 2010; October 25, 2010; November 15, 2010 and December 17, 2010 (other than portions of those documents designated as “furnished”); and

•	the description of Clean Diesel common stock contained in our Registration Statement on Form 8-A filed on September 27, 2007, as that description may be updated from time to time.
     You may request a copy of these filings incorporated by reference in this prospectus, other than an exhibit to these filings unless we have specifically incorporated that exhibit by reference into the filing, at no cost, by writing or telephoning us at the following address and telephone number:
CLEAN DIESEL TECHNOLOGIES, INC.
4567 Telephone Road, Suite 206
Ventura, California 93003
Attention: Investor Relations
(805) 639-9458
     Any statement contained in a document incorporated or deemed to be incorporated by reference in this prospectus will be deemed modified, superseded or replaced for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that also is or is deemed to be incorporated by reference in this prospectus modifies, supersedes or replaces such statement.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 13. Other Expenses of Issuance and Distribution
     The following table sets forth the approximate amount of expenses in connection with the offering of the securities being registered. All of the amounts shown are estimates except the SEC registration fee.

Registration fee under the Securities Act of 1933, as amended	$836
Legal fees and expenses	20,000
Printing fees and expenses	4,000
Accounting fees and expenses	10,000
Miscellaneous expenses	500

Total	$35,336

Item 14. Indemnification of Directors and Officers
     Section 102(b)(7) of the Delaware General Corporation Law (“DGCL”) permits a corporation, in its certificate of incorporation, to limit or eliminate, subject to certain statutory limitations, the liability of directors to the corporation or its stockholders for monetary damages for breaches of fiduciary duty, except for liability (a) for any breach of the director’s duty of loyalty to the corporation or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL or (d) for any transaction from which the director derived an improper personal benefit.
     Under Section 145 of the DGCL, a corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. In the case of an action brought by or in the right of a corporation, the corporation may indemnify a director, officer, employee or agent of the corporation (or a person who is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise) against expenses (including attorneys’ fees) actually and reasonably incurred by him if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent a court finds that, in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court shall deem proper.
     Our restated certificate of incorporation, as amended (article eighth), limits the liability of directors to the maximum extent permitted by the DGCL. Our restated certificate of incorporation, as amended (article ninth), provides that we shall indemnify our officers, directors and agents to the fullest extent permitted by law, including those circumstances where indemnification would otherwise be discretionary. We believe that indemnification under our restated certificate of incorporation, as amended, covers at least negligence and gross negligence on the part of indemnified parties. We may entered into indemnification agreements with each of our directors and officers, which may, in some cases, be broader than the specific indemnification provisions contained in the DGCL. The indemnification agreements may require us, among other things, to indemnify each director and officer against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from willful misconduct of a culpable nature) and to advance such persons’ expenses incurred as a result of any proceeding against him or her as to which such person could be indemnified.
     We may purchase and maintain insurance to protect ourselves and any indemnified parties against liability or expense asserted or incurred by such indemnified party in connection with any proceeding, whether or not we would have the power to indemnify such person against such liability or expense by law or under the indemnification provisions in our restated certificate of incorporation, as amended.

Item 15. Recent Sales of Unregistered Securities
          In the past three years, we have undertaken the following unregistered sales of equity securities.
2010
          In December 2010, we issued an aggregate 153,333 shares of our common stock, $0.01 par value per share, to two accredited investors upon the exercise of warrants issued on October 15, 2010 to such investors in a Regulation S capital raise (described below) for aggregate gross proceeds of $1,214,397 ($7.92 per share). We also issued to such accredited investors replacement warrants to acquire an aggregate 153,333 shares at $7.92 per share. Such warrants expire on the earlier of (x) the third anniversary of the date of issuance and (y) the date that is 30 days after we give notice to the warrant holder that the market value of one share of our common stock has exceeded 130% of the exercise price of the warrant for 10 consecutive days. An aggregate 25,000 warrants were exercised and 25,000 shares and 25,000 replacement warrants were issued on December 21, 2010 and an aggregate 128,333 warrants were exercised and 128,333 shares and 128,333 replacement warrants were issued on December 22, 2010. We did not receive any cash consideration for the issuance of the replacement warrants, which were issued in exchange for the exercise by such investors of the warrants received in our October 2010 Regulation S capital raise. We relied on the private placement exemption provided by Regulation S for such transactions. We intend to use the proceeds from the exercise of the warrants for general corporate purposes.
          We did not register all of the shares and warrants issued on October 15, 2010 in connection with the Merger. Only an aggregate 560,112 shares of common stock on a post-split basis and warrants to acquire 458,295 shares of common stock on a post-split basis were registered on the Registration Statement. Accordingly, the following securities issued on October 15, 2010 in connection with the Merger were sold in unregistered transactions (a) an aggregate 1,510,189 shares of our common stock on a post-split basis to the holders of CSI’s Class B common stock, (b) 166,666 shares of common stock on a post-split basis and warrants to purchase 166,666 shares of common stock on a post-split basis at $7.92 per share to Allen & Company LLC, CSI’s financial advisor, and (c) an aggregate 50,969 shares of common stock on a post-split basis and warrants to acquire 41,705 shares of common stock on a post-split basis at $7.92 per share to CSI’s former non-employee directors. The warrants issued in the Merger expire on the earlier of (x) October 15, 2013 (the third anniversary of the effective time of the Merger) and (y) the date that is 30 days after we give notice to the warrant holder that the market value of one share of our common stock has exceeded 130% of the exercise price of the warrant for 10 consecutive days. All of these shares of common stock and warrants to purchase our common stock were issued in reliance upon the exemption from the registration requirements of the Securities Act of 1933, as amended (the “Act”) pursuant to Section 4(2) of the Act and/or Rule 506 of Regulation D promulgated thereunder. In addition to the securities issued as part of the Merger consideration, we also issued 32,414 shares of common stock on a post-split basis and warrants to acquire 14,863 shares of common stock on a post-split basis to our financial advisor Innovator Capital as payment for fees.
          In addition to the unregistered shares of common stock and warrants to purchase common stock issued in connection with the Merger, on October 15, 2010, we also completed our Regulation S private placement and sold units consisting of 110,301 shares of our common stock on a post-split basis and warrants to purchase up to 166,666 shares of our common stock on a post-split basis at $7.92 share. The warrants issued in our Regulation S private placement have an exercise price of $7.92 on a post-split basis ($1.32 on a pre-split basis) and expire on the earlier of (i) October 15, 2013 (the third anniversary of the effective time of the Merger) and (ii) the date that is 30 days after we give notice to the warrant holder that the market value of one share of our common stock has exceeded 130% of the exercise price of the warrant for 10 consecutive days. Due to a calculation error in the number of common shares per unit, we mistakenly issued only 109,020 shares of common stock on October 15, 2010. After discovery of the error, on December 21, 2010 we instructed our transfer agent to credit the purchasers an aggregate 1,281 shares. All of these shares of common stock and warrants to purchase common stock were issued in reliance upon the exemption from the registration requirements of the Act pursuant to Regulation S promulgated thereunder. We used the proceeds from this Regulation S private placement for general corporate purposes.
2009
          In October 2009 pursuant to an opportunity to acquire restricted shares of common stock that had been offered to all employees and directors of our company, we issued 35,684 restricted shares of common stock on a pre-split basis to two directors for proceeds of $58,879 based on the October 1, 2009 NASDAQ closing price of $1.65 (pre-split). The proceeds were used for general corporate purposes. We issued the restricted shares pursuant to an exemption from registration under Regulation D of the Act.

Item 16. Exhibits and Financial Statement Schedules.

2.1	Agreement and Plan of Merger, dated as of May 13, 2010, among Clean Diesel Technologies, Inc., CDTI Merger Sub, Inc. and Catalytic Solutions , Inc. (incorporated by reference to Annex A to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

2.2	Letter Agreement dated September 1, 2010 amending the Agreement and Plan of Merger dated as of May 13, 2010 (incorporated by reference to Exhibit 2.2 to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

2.3	Letter Agreement dated September 14, 2010 amending the Agreement and Plan of Merger dated as of May 13, 2010 (incorporated by reference to Exhibit 2.3 to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

3.1	Restated Certificate of Incorporation of Clean Diesel Technologies, Inc. (incorporated by reference to Exhibit 3(i)(a) to Clean Diesel’s Annual report on Form 10-K for the year ended December 31, 2006 and filed on March 30, 2007)

3.2	Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i)(b) to Clean Diesel’s Registration Statement on Form S-1 (No. 333-144201) dated on June 29, 2007)

3.3	Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to Clean Diesel’s Post-Effective Amendment No.1 to Form S-4 on Form S-3 (No. 333-166865) filed on November 10, 2010).

3.4	By-Laws of Clean Diesel Technologies, Inc. as amended through November 6, 2008 (incorporated by reference to Exhibit 3.1 to Clean Diesel’s Quarterly Report on Form 10-Q filed on November 10, 2008).

4.1	Specimen of Certificate for Clean Diesel Technologies, Inc. Common Stock (incorporated by reference to Exhibit 4.1 to Clean Diesel’s Post-Effective Amendment No.1 to Form S-4 on Form S-3 (No. 333-166865) filed on November 10, 2010).

5.1*	Opinion of Reed Smith LLP as to validity of the securities issued.

10.1	Registration Rights Agreement dated October 15, 2010 (incorporated by reference to Exhibit 10.1 to Clean Diesel’s Current Report on Form 8-K filed on October 21, 2010).

10.2	Assignment and Assumption Agreement dated October 15, 2010 (incorporated by reference to Exhibit 10.2 to Clean Diesel’s Current Report on Form 8-K filed on October 21, 2010).

10.3	Settlement Agreement dated October 20, 2010 (incorporated by reference to Exhibit 10.1 to Clean Diesel’s Current Report on Form 8-K filed on October 25, 2010).

10.4	Employment Agreement, dated October 17, 2006, between Charles F. Call and CSI (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to Clean Diesel’s Registration Statement on Form S-4/A (No. 333-166865) filed on August 30, 2010).

10.5	Employment Agreement, dated July 9, 2008, between Nikhil A. Mehta and CSI (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to Clean Diesel’s Registration Statement on Form S-4/A (No. 333-166865) filed on August 30, 2010).

10.6	Employment Agreement, dated October 17, 2006, between Stephen J. Golden, Ph.D., and CSI (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to Clean Diesel’s Registration Statement on Form S-4/A (No. 333-166865) filed on August 30, 2010).

21.1*	Subsidiaries of the registrant.

23.1*	Consent of EisnerAmper LLP (formerly known as Eisner LLP), Independent Registered Public Accountants.

23.2*	Consent of KPMG LLP, Independent Registered Public Accountants.

23.3*	Consent of Reed Smith LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney.

*	Previously filed

Item 17. Undertakings
(a) The undersigned registrant hereby undertakes:
          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:
               (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;
               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.
          (4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date such form of prospectus is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date.
(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES
     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Ventura, State of California, on the 30th day of December, 2010.

CLEAN DIESEL TECHNOLOGIES, INC.
By:	/s/ Charles F. Call
Charles F. Call
Chief Executive Officer (Principal Executive Officer)

     Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Charles F. Call	Director, Chief Executive Officer	December 30, 2010
Charles F. Call	(Principal Executive Officer)

/s/ Nikhil A. Mehta	Chief Financial Officer	December 30, 2010
Nikhil A. Mehta	(Principal Financial Officer)

/s/ David E. Shea	Controller	December 30, 2010
David E. Shea	(Principal Accounting Officer)

*	Chairman of the Board	December 30, 2010
Alexander “Hap” Ellis, III

*	Director	December 30, 2010
Bernard (“Bud”) H. Cherry

*	Director	December 30, 2010
Charles R. Engles, Ph.D.

*	Director	December 30, 2010
Derek R. Gray

*	Director	December 30, 2010
Mungo Park

*	Director, Senior Corporate Vice	December 30, 2010
Timothy Rogers	President — Product Development

*	The undersigned does hereby sign this registration statement on behalf of the above indicated director of Clean Diesel Technologies, Inc. pursuant to a power of attorney executed by such director.

/s/ Nikhil A. Mehta
Nikhil A. Mehta
Attorney-in-fact

INDEX TO EXHIBITS

Exhibit No.	Description of Exhibit
2.1	Agreement and Plan of Merger, dated as of May 13, 2010, among Clean Diesel Technologies, Inc., CDTI Merger Sub, Inc. and Catalytic Solutions , Inc. (incorporated by reference to Annex A to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

2.2	Letter Agreement dated September 1, 2010 amending the Agreement and Plan of Merger dated as of May 13, 2010 (incorporated by reference to Exhibit 2.2 to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

2.3	Letter Agreement dated September 14, 2010 amending the Agreement and Plan of Merger dated as of May 13, 2010 (incorporated by reference to Exhibit 2.3 to the joint proxy statement/information statement and prospectus included in Clean Diesel’s Registration Statement on Form S-4/A filed on September 23, 2010).

3.1	Restated Certificate of Incorporation of Clean Diesel Technologies, Inc. (incorporated by reference to Exhibit 3(i)(a) to Clean Diesel’s Annual report on Form 10-K for the year ended December 31, 2006 and filed on March 30, 2007)

3.2	Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3(i)(b) to Clean Diesel’s Registration Statement on Form S-1 (No. 333-144201) dated on June 29, 2007)

3.3	Certificate of Amendment of Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.3 to Clean Diesel’s Post-Effective Amendment No.1 to Form S-4 on Form S-3 (No. 333-166865) filed on November 10, 2010).

3.4	By-Laws of Clean Diesel Technologies, Inc. as amended through November 6, 2008 (incorporated by reference to Exhibit 3.1 to Clean Diesel’s Quarterly Report on Form 10-Q filed on November 10, 2008).

4.1	Specimen of Certificate for Clean Diesel Technologies, Inc. Common Stock (incorporated by reference to Exhibit 4.1 to Clean Diesel’s Post-Effective Amendment No.1 to Form S-4 on Form S-3 (No. 333-166865) filed on November 10, 2010).

5.1*	Opinion of Reed Smith LLP as to validity of the securities issued.

10.1	Registration Rights Agreement dated October 15, 2010 (incorporated by reference to Exhibit 10.1 to Clean Diesel’s Current Report on Form 8-K filed on October 21, 2010).

10.2	Assignment and Assumption Agreement dated October 15, 2010 (incorporated by reference to Exhibit 10.2 to Clean Diesel’s Current Report on Form 8-K filed on October 21, 2010).

10.3	Settlement Agreement dated October 20, 2010 (incorporated by reference to Exhibit 10.1 to Clean Diesel’s Current Report on Form 8-K filed on October 25, 2010).

10.4	Employment Agreement, dated October 17, 2006, between Charles F. Call and CSI (incorporated by reference to Exhibit 10.3 to Amendment No. 2 to Clean Diesel’s Registration Statement on Form S-4/A (No. 333-166865) filed on August 30, 2010).

10.5	Employment Agreement, dated July 9, 2008, between Nikhil A. Mehta and CSI (incorporated by reference to Exhibit 10.4 to Amendment No. 2 to Clean Diesel’s Registration Statement on Form S-4/A (No. 333-166865) filed on August 30, 2010).

10.6	Employment Agreement, dated October 17, 2006, between Stephen J. Golden, Ph.D., and CSI (incorporated by reference to Exhibit 10.5 to Amendment No. 2 to Clean Diesel’s Registration Statement on Form S-4/A (No. 333-166865) filed on August 30, 2010).

21.1*	Subsidiaries of the registrant.

23.1*	Consent of EisnerAmper LLP (formerly known as Eisner LLP), Independent Registered Public Accountants.

23.2*	Consent of KPMG LLP, Independent Registered Public Accountants.

23.3*	Consent of Reed Smith LLP (included in Exhibit 5.1).

24.1*	Powers of Attorney.

*	Previously filed